Rayonier
More than trees

ANNUALREPORT'22



Financial Highlights:

(Dollars in millions)	2022	2021	2020
Sales & Earnings			
Sales	$ 909.1	$ 1,109.6	$ 859.2
Pro Forma Revenue (Sales)[a]	878.6	863.1	720.4
Operating Income	165.8	269.8	74.4
Pro Forma Operating Income[a]	138.5	161.6	82.3
Net Income attributable to Rayonier, L.P.	109.5	157.1	37.6
Net Income attributable to Rayonier Inc.	107.1	152.6	37.1
Pro Forma Net Income[a]	91.5	94.1	33.1
Adjusted EBITDA By Segment[b]			
Southern Timber	$ 156.9	$ 120.2	$ 109.1
Pacific Northwest Timber	63.9	57.3	37.1
New Zealand Timber	54.5	78.5	55.0
Timber Funds	–	2.3	1.8
Real Estate	72.7	100.7	91.4
Trading	0.4	0.1	(0.5)
(–) Corporate/Other	(34.2)	(29.4)	(26.6)
Total Adjusted EBITDA	$ 314.2	$ 329.8	$ 267.4
Cash Flow			
Cash provided by Operating Activities	$ 269.2	$ 325.1	$ 204.2
Cash Available for Distribution[b]	188.5	207.8	162.4
Debt & Debt Ratios			
Debt (excluding Timber Funds)[c]	$ 1,523.1	$ 1,376.1	$1,294.9
Cash and Cash Equivalents (excluding Timber Funds)	114.3	358.7	80.5
Net Debt	1,408.8	1,017.4	1,214.4
Net Debt to Enterprise Value[d]	22%	14%	23%

[a] These non-GAAP measures are defined and reconciled on page 9.

[b] Adjusted EBITDA and Cash Available for Distribution (CAD) are non-GAAP measures defined and reconciled on pages 53, 54, and 55 within this Annual Report on Form 10-K.

[c] Total debt as of December 31, 2022, 2021, and 2020 reflects the principal on long-term debt, net of fair market value adjustments and gross of deferred financing costs and unamortized discounts of $8.4, $8.3, and $2.5 million, respectively.

[d] Enterprise value based on equity market capitalization (including Rayonier, L.P. units) plus net debt based on Rayonier Inc.'s share price at year-end.

[e] Excludes Timber Funds.

Adjusted EBITDA[b]
(Dollars in millions)



Total Harvest[e]
(Tons in millions)



CAD[b]
(Dollars in millions)





Dear Fellow Shareholders:

The deteriorating macroeconomic climate that we experienced throughout 2022, including geopolitical and economic repercussions stemming from the war in Ukraine, lingering COVID-related market disruptions, inflationary pressures across the globe, and higher interest rates, made for a challenging operating environment. Yet for Rayonier, it also reinforced the inherent benefits of our pure-play timber REIT model. The positioning of our portfolio in some of the best global softwood timber markets not only helped us weather these macroeconomic headwinds, but also helped deliver one of our strongest full-year Adjusted EBITDA results since our separation into a pure-play timberland REIT in 2014.

2022 In Review

Full-year 2022 net income attributable to Rayonier was $107 million, or $0.73 per share, which included the impact from Large Dispositions and a timber write-off resulting from a fire casualty event. Excluding these items and adjusting for pro forma net income adjustments attributable to noncontrolling interests in the operating partnership, full-year pro forma net income was $92 million, or $0.62 per share, which compares to pro forma net income of $94 million, or $0.67 per share, in 2021.

We generated total Adjusted EBITDA in 2022 of $314 million—5% lower than the prior year total of $330 million—as market conditions deteriorated during the course of the year in response to growing macroeconomic uncertainty, inflationary pressures, and a slowing housing market. Nevertheless, we enjoyed a record full-year Adjusted EBITDA contribution of $275 million from our three timber segments, including record full-year results in both our Southern Timber and Pacific Northwest Timber segments. Full-year Cash Available for Distribution (CAD) was $189 million, representing a 9% decrease from the $208 million of CAD we generated in 2021.

In our Southern Timber segment, full-year weighted average stumpage prices were up 18% in 2022 versus 2021, which when combined with 10% higher harvest levels resulting from previous acquisitions and a 12% increase in non-timber sales, translated to record segment Adjusted EBITDA. Our Pacific Northwest Timber segment also generated record segment Adjusted EBITDA, benefiting from a 17% increase in weighted average delivered log prices, which more than offset a 5% decrease in both harvest volume and non-timber sales. These strong results were partially offset by weaker results in our New Zealand Timber segment, which experienced a 10% decrease in delivered log prices driven by COVID-related market slowdowns in China. While segment



Pine plantations in Texas

Adjusted EBITDA was down 31%, a bright spot for New Zealand results was a $20 million increase in non-timber revenue driven by a significant increase in carbon credit sales. Real Estate segment Adjusted EBITDA was down 28% from an exceptionally strong 2021 as the prior year included a large Unimproved Development transaction.

Capital Allocation, Capital Allocation, Capital Allocation

The long-term success of our company is largely driven by our ability to effectively allocate capital. In that context, we have always stressed the importance of nimble capital allocation, as no one has a perfect line of sight to future movements in capital markets or changes in asset values. At different points in time, we have sought to capture value for our shareholders by both buying back stock and issuing stock, being active as both a buyer and seller of timberlands, and investing capital in real estate development projects to help catalyze future demand. All of our capital allocation initiatives are conducted with a view toward building long-term net asset value (NAV) per share. I am particularly proud of the work our team did in this arena in 2022, both from a planning and execution standpoint.

On the heels of the 2020 Pope Resources acquisition, our trailing net debt to Adjusted EBITDA ratio of 4.9x was at the higher end

of our comfort level. Since then, our team has worked diligently to not only integrate the Pope Resources assets and people, but also to rationalize a portion of this portfolio to create incremental balance sheet capacity. To this end, we sold the private equity timber fund business as well as a subset of Pope's real estate portfolio. To date, we have returned $144 million of cash from these asset sales at values well in excess of our original underwriting, thereby allowing us to defray 90% of the original cash consideration paid for the Pope Resources acquisition.

The addition of Pope's 124,000 acres of high-quality western Washington timberlands also allowed us greater flexibility to rationalize our legacy Rayonier timberland portfolio in Washington state. Subsequent to closing the Pope Resources acquisition, we completed three Large Dispositions of legacy Rayonier timberlands, selling lands of below average quality and higher operating costs relative to our broader Pacific Northwest portfolio. These transactions, which totaled 28,000 acres for total cash proceeds of $87 million, exemplify our active portfolio management philosophy and equate to "addition by subtraction" by improving our overall portfolio quality.

Following the Pope Resources transaction, we also launched a $300 million At-The-Market (ATM) equity offering program, designed to opportunistically raise incremental equity capital during open trading windows. We completed this authorization in late 2022 and subsequently launched a new $300 million ATM program. Since initiating our first ATM program in 2020, we've issued 9.0 million shares at an average price of $36.43 per share, generating $329 million in gross proceeds. Overall, we have been pleased with the success of our ATM program, which we view as an efficient, low-cost vehicle to raise equity capital for bolt-on acquisitions and other capital allocation priorities.

All of these efforts, along with the completion of several financing and debt restructuring transactions in 2021 designed to lower our cost of debt and extend our maturity profile, allowed us to significantly strengthen our balance sheet and build additional acquisition capacity for the right opportunity.

2022 Timberland Acquisitions in the U.S. South

While we've worked hard to create balance sheet flexibility and are always striving to improve our timberland portfolio, it's important to note that we don't believe in growth for growth's sake. Our focus instead is to look for opportunities to improve the quality of our portfolio, grow in the most tensioned wood baskets, complement our existing age-class structure, and drive improvements in our sustainable yield. In addition to being nimble and opportunistic with

respect to capital allocation, we believe that it's equally important to remain disciplined on acquisition underwriting, especially as we enter a period in which we've seen carbon optionality driving increased competition for timberland properties. Lastly, while we tend to place more emphasis on negotiated transactions, we don't shy away from auctions when we see a property come to market with a strong fit to our underwriting criteria.

Such was the case in 2022, when we identified two particularly attractive properties from the same seller in the U.S. South, comprising a total of 138,000 acres of well-stocked timberlands located in Texas, Louisiana, Alabama, and Georgia. The fit to our existing portfolio in each geography was outstanding, and the fact that we knew these markets well significantly mitigated the execution risk that would otherwise be associated with buying timberlands in a new geography. Properties of this quality and fit don't come along very often, so we were very pleased to successfully acquire these properties late in the year for total consideration of $454 million—our largest cash transaction in two decades.

Consistent with our portfolio management strategy, these acquisitions improved the overall quality of our U.S. South portfolio, with higher site index, percent plantation, inventory stocking,



Newly planted pine seedling in Florida

and sustainable yield per acre relative to our legacy U.S. South portfolio. With a sustainable yield of 4.8 tons per acre per year, the acquisitions improved our U.S. South sustainable yield by 11% to approximately 7 million tons per year. In addition, the acquired properties are located in some of the strongest markets across the U.S. South. Combined with our legacy portfolio, approximately 71% of our U.S. South portfolio is now located in top quartile markets (as measured by TimberMart-South composite pricing). We expect these properties will add an average of approximately $23 million per year to our Adjusted EBITDA over the first decade of ownership, excluding any potential upside from higher-and-better-use (HBU) sales and "nature-based solutions" opportunities. While "fully priced" in line with the competitive market we've seen for recent high-quality timberland assets, these transactions stack up favorably relative to transaction precedents in terms of EBITDA per acre, EBITDA yield, and purchase price EBITDA multiple.

Burgeoning Nature-Based Solutions Business

Timber as an asset class is enjoying somewhat of a renaissance in terms of its investment appeal, as prospective buyers are increasingly attracted to the positive environmental and climate attributes of timberlands. With the ever-increasing urgency to address the impacts of climate change and the recognition of the role forests play in sequestering atmospheric carbon, owning timberlands has taken on many new dimensions. For example, there is an increasing recognition that we have the potential to sequester more atmospheric carbon and reduce net greenhouse gas (GHG) emissions by substituting energy-intensive building products, such as concrete and steel, with wood-based products. In addition, a variety of alternative uses for land and fiber are rapidly evolving to support the low-carbon economy transition, creating significant opportunities for timberland owners to be providers of nature-based solutions. Such opportunities include monetizing carbon sequestration in the form of forestry carbon offsets (in both regulated and voluntary markets), leasing land for solar installations and wind farms, leasing land (i.e., pore space) for carbon capture and storage (CCS) projects, and supplying fiber for bioenergy and sustainable aviation fuel manufacturing facilities. While some of these opportunities are still relatively nascent in their development, they all represent increased future optionality and competition for both wood fiber and land use more generally, which we believe bodes well for the future value upside of forestry assets.

We are working diligently across this full spectrum of nature-based solutions to better understand how these opportunities can add value to our timberland portfolio over time. We have considerable experience working in some of these areas, while others are relatively new to us over the past few years. As we increasingly seek out opportunities to be a provider of nature-based solutions, we are devoting significant additional resources toward both better

understanding these options and working to build business plans to capitalize on identified opportunities. Of course, we are not alone in these pursuits. As nature-based solutions have continued to gain momentum over the past several years, we are seeing more non-traditional buyers of timberland coming into the asset class, and we are seeing valuations increase in recognition of this increased option value.

In particular, forest carbon offset markets have attracted significant attention in recent years, and we've gained considerable experience in this area through our New Zealand Timber segment. New Zealand operates a regulated carbon offset market known as the New Zealand Emissions Trading Scheme, in which registered forests established after 1989 generate carbon credits, or New Zealand Units (NZUs), after a forest has been established and while it grows. A portion of these NZUs are relinquished when the forest is harvested. Over time, unencumbered NZUs can be sold to GHG emitters, who are required to buy and retire NZUs to offset their GHG emissions. At year-end 2022, we had an inventory of 1.6 million unencumbered NZUs, from which we expect to sell units from time to time into the open market. In 2022, for example, we generated $20 million of NZU carbon credit sales.

Unlike New Zealand, the U.S. does not have a regulated carbon credit market. Instead, there are a number of voluntary carbon credit markets, each with differing characteristics as well as perceived quality. Most U.S. forestry carbon offset projects are based on Improved Forest Management (IFM) standards, where a timberland property is managed differently than in the past in order to generate carbon additionality. This might include extending rotation lengths, growing different species, or otherwise managing the land in a different manner. The value of such IFM carbon credits varies widely based on how the carbon registries and market participants perceive the quality of such credits. Carbon credits can also be generated from afforestation activity, where land that has been in alternative uses such as farming or grazing is converted into forestry. Such afforestation credits, because the carbon additionality is considered superior to IFM projects, are typically worth considerably more in carbon credit markets. Rayonier is currently working on both IFM and afforestation carbon credit projects in the U.S.

Overall, while it is still too early to assess which nature-based solutions will become viable long-term business opportunities, we expect that they will collectively alter our future strategic approach as a large-scale timberland owner. We are encouraged by the progress we've made to date in better understanding these opportunities and are beginning to convert some of them into financial results as we now have in place our first wind farm lease, our first solar farm lease, and our first CCS lease. We've also closed on a small acquisition that we expect to utilize for our first afforestation project. To further facilitate progress on these nature-based solutions opportunities, we have recently restructured some parts of the organization to bring more senior leadership attention to this burgeoning field. Returning to the theme of optionality, we're confident that the efforts we're undertaking around nature-based solutions will both increase our optionality and add NAV per share going forward.

Climate Smart Forestry Practices

While climate change has and will continue to impact how we manage our timberlands to mitigate certain risks, we're also working to identify future opportunities that might arise from climate change. Rayonier continues to review the most up-to-date analyses of climate change produced by the Intergovernmental Panel on Climate Change as well as government agencies in New Zealand and the U.S. to determine how climate change will impact our forests. In general, we expect that carbon dioxide levels, temperatures, and rainfall will increase in each of our three timber growing regions. These changes will likely increase the rate of photosynthesis as well as water-use efficiency in our forests, resulting in a longer growing season and increased forest productivity across most of our ownership.

On the other hand, climate change will also increase the frequency and severity of periodic weather events, such as hurricanes, severe rainstorms, cold snaps, heat waves, and drought. As a result, we are actively working to mitigate the risks associated with climate change by implementing a number of climate smart forestry practices. Such practices include:

- We are developing an improved understanding of forecasted regional and subregional climate change to aid our foresters in decision-making on the ground as well as inform our portfolio management decisions.

- We are refining our proprietary soil and site classification system, which maps soil types across our ownership to determine those sites that are most sensitive to climate change, especially extreme events such as droughts, heat waves, and floods.

- Our forest genetics program is testing both new species and improved genotypes, including hybrids, that are better adapted to future climate conditions. Our seedling nursery operations are also shifting to a heavier mix of containerized seedlings to deploy in areas of higher risk of drought in order to improve initial seedling survival and growth.

- We are working to identify and mitigate insect and disease threats that may be associated with climate change. For example, our forest genetics program is developing new genotypes that are more resistant to insects and diseases to reduce forest health risks.

- We are working to identify and control invasive plant species that may become more aggressive in the future as climate change conditions evolve.

- We are working to improve our road engineering and maintenance practices to reduce the impact of high intensity rainfall from periodic storms.

- We are analyzing hurricane risks across our ownership and developing management practices that can be implemented to minimize those risks.

- We are working to reduce the risk of catastrophic wildfires by altering stand conditions to reduce fire intensity, while working with neighbors and fire management agencies to better manage fires on lands within, and adjacent to, our ownership.

Overall, we expect these climate smart forestry practices to mitigate, but not necessarily eliminate, the risks to our timberlands from climate change. However, we also expect to enjoy productivity gains as a byproduct of climate change. As we contend with these risks and opportunities, we expect to leverage our active portfolio management strategy by moving in and out of various subregions in an effort to continue to best position our portfolio for the future.

Real Estate Improved Development Projects Hitting Their Stride

Our real estate business historically sold a mix of HBU rural lands, non-strategic timberlands, and conservation parcels to a wide array of buyers. While these types of transactions still comprise the



Heartwood Improved Development project south of Savannah, Georgia majority of our real estate activity, following our separation into a pure-play timber REIT in 2014, we reset our real estate strategy, expanded our real estate team, and made the decision to invest capital in two large-scale Improved Development projects in order to catalyze demand and add value to our neighboring properties. Our first project—Wildlight, located north of Jacksonville, Florida—commenced construction in 2016. This project consists of 24,000 acres for which Rayonier had worked for years to attain development entitlements. Our second project—Heartwood, south of Savannah, Georgia—was fully launched in 2020. This project consists of 20,000 acres, a significant portion of which has been approved for development. In both cases, we also own considerable timberland holdings outside the respective project footprints, which we expect will benefit from future HBU demand.

Both projects have a lot of similarities and have generally followed a similar model. They are each located adjacent to I-95 interchanges, making them attractive for commuting, and each enjoys an outstanding school district. In both cases, we've donated land inside the project for the construction of new schools. We've also formed key relationships with quality healthcare providers—UF Health in the Wildlight project and St. Joseph's/Candler in the Heartwood project. The substantial investments by these healthcare providers are expected to bolster each project's success. Both projects have also benefited from strong regional market

fundamentals as well as a nice diversity of product types, including single-family, multi-family, build-to-rent, and age-restricted residential as well as commercial and industrial offerings.

When initiating such large-scale development projects, there is a need to prove out the concept first in order to draw larger national builders for later stages of the project. As a result, we started each project by constructing and selling finished lots to builders, which entailed considerable capital investment on our part. As both projects have picked up momentum, we've been able to attract larger builders and sell unfinished pods containing clusters of entitled units for them to construct finished lots with their own capital.

Amid the COVID pandemic, we saw residential property sales activity pick up considerably in Wildlight, as home buyers were looking to get out of urban communities and into more natural settings. This increase in demand allowed us to shift to pod sales sooner than anticipated and also contributed to an acceleration of commercial property sales within the project. As a result, we are well ahead of our original project underwriting in terms of sales absorption and net capital investment exposure. Our focus now is to maintain a supply of residential entitlements that are in line with projected demand from builders.

Our Heartwood project has had a slightly different progression. The completion of a new I-95 interchange, which opened up access





to both the industrial and residential portions of the project, coupled with increased demand for distribution space as a result of the COVID pandemic, led to a considerable pickup in activity within the industrial park portion of the project. With rail access to the Port of Savannah and the new freeway interchange, we ended up many years ahead of our original sales projections. Moreover, the employment opportunities created by the industrial development, coupled with similar COVID-related migration trends seen in Wildlight, helped to fuel incremental demand on the residential portion of the project. Notably, one of the industrial park parcels that was originally sold to the regional economic development authority will now be part of a multi-facility investment by Hyundai to manufacture electric vehicles in the Savannah area. These facilities are projected to add approximately 9,500 jobs and are expected to materially increase demand for housing within our Heartwood project.

Overall, we are very pleased with how these two Improved Development projects within our Real Estate segment are progressing. We expect these projects will serve as a nice source of cash flow diversification for many years to come and will further enhance the value of our surrounding landholdings as well as our pipeline of future HBU opportunities.

Well Positioned for Future Growth

While our overall results were down slightly from an exceptionally strong 2021, I'm extremely proud of how our team worked together to deliver strong financial performance while contending with numerous macroeconomic and market-related challenges during the year. Our well-diversified portfolio of highly productive timberland properties in some of the strongest global softwood markets has served us well in managing through some volatile market conditions as well as setting us up for future success.

I've been very pleased with the progress made over the past few years in growing and improving the quality of our portfolio, which has better positioned us to capture improved log pricing, higher land values, and new nature-based solutions revenue streams. Moreover, I feel that our team, our culture, our timberland assets, and our strategies are well aligned to achieve future success. We have an unwavering commitment to our vision of having best-in-class assets, operations, and disclosure, while also being the preferred employer for forestry and land management professionals and the preferred timberland investment vehicle for institutional investors.

On behalf of our senior leadership team and Board of Directors, I would like to thank our entire team for their hard work and commitment to excellence. I would also like to thank our shareholders for your continued trust in our stewardship of your investment in Rayonier. As always, we welcome your input and feedback.

David L. Nunes
Chief Executive Officer

Reconciliation of Non-GAAP Measures

(Dollars in millions, except per-share amounts)	2022		2021		2020	

PRO FORMA REVENUE (SALES)[a]

	2022	2021	2020
Sales	$ 909.1	$1,109.6	$ 859.2
Sales attributable to noncontrolling interests in Timber Funds	—	(159.1)	(22.8)
Fund II Timberland Dispositions attributable to Rayonier[b]	—	(31.4)	—
Large Dispositions[c]	(30.5)	(56.0)	(116.0)
Pro Forma Revenue (Sales)	$ 878.6	$ 863.1	$ 720.4

PRO FORMA OPERATING INCOME[d]

	2022	2021	2020
Operating Income	$ 165.8	$ 269.8	$ 74.4
Timber write-offs resulting from casualty events attributable to Rayonier[e]	0.7	—	7.9
Gain associated with the multi-family apartment complex sale attributable to NCI[f]	(11.5)	—	—
Gain on investment in Timber Funds[g]	—	(7.5)	—
Fund II Timberland Dispositions attributable to Rayonier[b]	—	(10.3)	—
Operating (income) loss attributable to NCI in Timber Funds	—	(45.6)	11.6
Costs related to the merger with Pope Resources[h]	—	—	17.2
Large Dispositions[c]	(16.6)	(44.8)	(28.7)
Pro Forma Operating Income	$ 138.5	$ 161.6	$ 82.3

PRO FORMA NET INCOME[i]

	2022	Per diluted share	2021	Per diluted share	2020	Per diluted share
Net Income attributable to Rayonier Inc.	$ 107.1	$ 0.73	$ 152.6	$ 1.08	$ 37.1	$ 0.27
Gain on investment in Timber Funds[g]	—	—	(7.5)	(0.05)	—	—
Fund II Timberland Dispositions attributable to Rayonier[b]	—	—	(10.3)	(0.07)	—	—
Loss from terminated cash flow hedge[j]	—	—	2.2	0.02	—	—
Loss related to debt extinguishments and modifications[k]	—	—	0.2	—	—	—
Costs related to the merger with Pope Resources[h]	—	—	—	—	17.2	0.13
Timber write-offs resulting from casualty events attributable to Rayonier[e]	0.7	—	—	—	7.9	0.06
Large Dispositions[c]	(16.6)	(0.11)	(44.8)	(0.31)	(28.7)	(0.21)
Pro forma net income adjustments attributable to noncontrolling interests in the operating partnership[l]	0.3	—	1.7	—	(0.4)	—
Pro Forma Net Income	$ 91.5	$0.62	$ 94.1	$ 0.67	$ 33.1	$ 0.25

(a) "Pro forma revenue (sales)" is defined as revenue (sales) adjusted for Large Dispositions, sales attributable to the noncontrolling interests in Timber Funds, and Fund II timberland dispositions. Rayonier believes that this non-GAAP financial measure provides investors with useful information to evaluate our core business operations because it excludes specific items that are not indicative of the Company's ongoing operating results.

(b) "Fund II Timberland Dispositions" represent the disposition of Fund II Timberland assets, which we managed and owned a co-investment stake in. "Fund II Timberland Dispositions attributable to Rayonier" represents the proportionate share of Fund II Timberland Dispositions that are attributable to Rayonier.

(c) "Large Dispositions" are defined as transactions involving the sale of timberland that exceed $20 million in size and do not have a demonstrable premium relative to timberland value.

(d) "Pro forma operating income" is defined as operating income adjusted for operating income attributable to noncontrolling interests in Timber Funds, the gain associated with the multi-family apartment complex sale attributable to noncontrolling interests, the gain on investment in Timber Funds, Fund II Timberland Dispositions, costs related to the merger with Pope Resources, timber write-offs resulting from casualty events, and Large Dispositions. Rayonier believes that this non-GAAP financial measure provides investors with useful information to evaluate our core business operations because it excludes specific items that are not indicative of the Company's ongoing operating results.

(e) "Timber write-offs resulting from casualty events" includes the write-off of merchantable and pre-merchantable timber volume destroyed by casualty events which cannot be salvaged.

(f) "Gain associated with the multi-family apartment complex sale attributable to noncontrolling interests" represents the gain recognized in connection with the sale of property by the Bainbridge Landing joint venture attributable to noncontrolling interests.

(g) "Gain on investment in Timber Funds" represents the gain recognized on the sale of rights to manage two timber funds (Funds III and IV) previously managed by the Company's Olympic Resources Management (ORM) subsidiary, as well as its co-investment stake in both funds.

(h) "Costs related to the merger with Pope Resources" include legal, accounting, due diligence, consulting, and other costs related to the merger with Pope Resources.

(i) "Pro forma net income" is defined as net income attributable to Rayonier Inc. adjusted for its proportionate share of costs related to the merger with Pope Resources, losses from a terminated cash flow hedge, loss related to debt extinguishments and modifications, the gain on investment in Timber Funds, Fund II Timberland Dispositions, timber write-offs resulting from casualty events, and Large Dispositions. Rayonier believes that this non-GAAP financial measure provides investors with useful information to evaluate our core business operations because it excludes specific items that are not indicative of ongoing operating results attributable to Rayonier.

(j) "Loss from terminated cash flow hedge" is the mark to market loss recognized in earnings due to the early termination of an interest rate swap, as the hedged cash flows will no longer occur.

(k) "Loss related to debt extinguishments and modifications" includes prepayment penalties, unamortized capitalized loan costs associated with repaid debt, and legal and arrangement fees associated with refinancing, partially offset by the gain on fair value of extinguished debt.

(l) "Pro Forma net income adjustments attributable to noncontrolling interests in the operating partnership" are the proportionate share of pro forma items that are attributable to noncontrolling interests in the operating partnership.

Rayonier Timberland Acreage* Total:
2.8 Million Acres

Acreage as of 12/31/2022.

U.S. South

» Acreage: 1.92mm acres

» Sustainable Yield:
  6.8–7.2mm tons

» Planted/Plantable: 67%

» Average Site Index [1]: 73 feet

HARVEST VOLUME
(Tons in thousands)



ADJUSTED EBITDA
(Dollars in millions)



ADJ. EBITDA/TON
(Dollars per ton)



U.S. Pacific Northwest

» Acreage: 474,000 acres

» Sustainable Yield:
  1.5–1.7mm tons

» Planted/Plantable: 78%

» Average Site Index [2]: 116 feet

HARVEST VOLUME
(Tons in thousands)



ADJUSTED EBITDA
(Dollars in millions)



ADJ. EBITDA/TON
(Dollars per ton)



[1] Site index reflects the average height of the dominant and codominant trees at a base age of 25.
[2] Site index reflects the average height of the dominant and codominant trees at a base age of 50.

474,000 Acres

U.S. Pacific Northwest

417,000 Acres

New Zealand

1.92MM Acres

U.S. South

New Zealand

- » Acreage: 417,000 acres
- » Sustainable Yield: 2.4–2.7mm tons
- » Planted/Plantable: 71%
- » Average Site Index [3]: 95 feet

HARVEST VOLUME
(Tons in thousands)



| | 2020 | 2021 | 2022 |

ADJUSTED EBITDA
(Dollars in millions)



| | 2020 | 2021 | 2022 |

ADJ. EBITDA/TON
(Dollars per ton)



| | 2020 | 2021 | 2022 |

Real Estate

- » Transitioning Select Properties to Higher and Better Uses
- » Large-scale Development Projects: Wildlight, FL and Heartwood, GA
- » Optimize Value and Create Optionality with Land Use Entitlements
- » Earn and Capture Financial Premiums

ACRES SOLD[4]
(Acres in thousands)



| | 2020 | 2021 | 2022 |

ADJUSTED EBITDA
(Dollars in millions)



| | 2020 | 2021 | 2022 |

PRICE/ACRE[5]
(Dollars per acre)



| | 2020 | 2021 | 2022 |

[3] Site index reflects the average height of the dominant and codominant trees at a base age of 20.
[4] Excludes Large Dispositions.
[5] Excludes Large Dispositions, Improved Development, and Conservation Easements.







Committed to Current and Future Generations

Our long-term success as a company depends on the environmental and economic sustainability of our working forests. We recognize the importance of investing in our people and the local communities in which we operate across the U.S. and New Zealand. We strive to be the employer of choice in the forestry sector, as well as an active and engaged member of our local communities.



Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to



RAYONIER INC.

(Exact name of registrant as specified in its charter)

North Carolina	**1-6780**	**13-2607329**
(State or other Jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Rayonier, L.P.
(Exact name of registrant as specified in its charter)

Delaware	**333-237246**	**91-1313292**
(State or other Jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1 RAYONIER WAY
WILDLIGHT, FL 32097
(Principal Executive Office)
Telephone Number: (904) 357-9100

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Exchange
Common Shares, no par value, of Rayonier Inc.	RYN	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Rayonier Inc. Yes ☒ No ☐ **Rayonier, L.P.** Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Rayonier Inc. Yes ☐ No ☒ **Rayonier, L.P.** Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Rayonier Inc. Yes ☒ No ☐ **Rayonier, L.P.** Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Rayonier Inc. Yes ☒ No ☐ **Rayonier, L.P.** Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Rayonier Inc.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller Reporting Company ☐ Emerging Growth Company ☐

Rayonier, L.P.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☒ Smaller Reporting Company ☐ Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
Rayonier Inc. ☐ **Rayonier, L.P.** ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Rayonier Inc. Yes ☒ No ☐ **Rayonier, L.P.** Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
Rayonier Inc. Yes ☐ No ☒ **Rayonier, L.P.** Yes ☐ No ☒

Indicate by check mark whether any of these error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1 (b)
Rayonier Inc. Yes ☐ No ☒ **Rayonier, L.P.** Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Rayonier Inc. Yes ☐ No ☒ **Rayonier, L.P.** Yes ☐ No ☒

The aggregate market value of the Common Shares of the registrant held by non-affiliates at the close of business on June 30, 2022 was $5,428,090,552 based on the closing sale price as reported on the New York Stock Exchange.

As of February 17, 2023, Rayonier Inc. had 147,318,970 Common Shares outstanding. As of February 17, 2023, Rayonier, L.P. had 3,172,885 Units outstanding.

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the 2023 annual meeting of the shareholders of the registrant scheduled to be held May 18, 2023, are incorporated by reference in Part III hereof.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2022 of Rayonier Inc., a North Carolina corporation, and Rayonier, L.P., a Delaware limited partnership. Unless stated otherwise or the context otherwise requires, references to "Rayonier" or "the Company" mean Rayonier Inc. and references to the "Operating Partnership" mean Rayonier, L.P. References to "we," "us," and "our" mean collectively Rayonier Inc., the Operating Partnership and entities/subsidiaries owned or controlled by Rayonier Inc. and/or the Operating Partnership.

Rayonier Inc. has elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2004. The Company is structured as an umbrella partnership REIT ("UPREIT") under which substantially all of its business is conducted through the Operating Partnership. Rayonier Inc. is the sole general partner of the Operating Partnership. On May 8, 2020, Rayonier, L.P. acquired Pope Resources, a Delaware Limited Partnership ("Pope Resources") and issued approximately 4.45 million operating partnership units ("OP Units" or "Redeemable Operating Partnership Units") of Rayonier, L.P. as partial merger consideration. These OP Units are generally considered to be economic equivalents to Rayonier common shares and receive distributions equal to the dividends paid on Rayonier common shares.

As of December 31, 2022, the Company owned a 97.9% interest in the Operating Partnership, with the remaining 2.1% interest owned by limited partners of the Operating Partnership. As the sole general partner of the Operating Partnership, Rayonier Inc. has exclusive control of the day-to-day management of the Operating Partnership.

Rayonier Inc. and the Operating Partnership are operated as one business. The management of the Operating Partnership consists of the same members as the management of Rayonier Inc. As general partner with control of the Operating Partnership, Rayonier Inc. consolidates Rayonier, L.P. for financial reporting purposes, and has no material assets or liabilities other than its investment in the Operating Partnership.

We believe combining the annual reports of Rayonier Inc. and Rayonier, L.P. into this single report results in the following benefits:

- Strengthens investors' understanding of Rayonier Inc. and the Operating Partnership by enabling them to view the business as a single operating unit in the same manner as management views and operates the business;

- Creates efficiencies for investors by reducing duplicative disclosures and providing a single comprehensive document; and

- Generates time and cost savings associated with the preparation of the reports when compared to preparing separate reports for each entity.

There are a few important differences between Rayonier Inc. and the Operating Partnership in the context of how Rayonier Inc. operates as a consolidated company. The Company itself does not conduct business, other than through acting as the general partner of the Operating Partnership and issuing equity or equity-related instruments from time-to-time. The Operating Partnership holds, directly or indirectly, substantially all of the Company's assets. Likewise, all debt is incurred by the Operating Partnership or entities/subsidiaries owned or controlled by the Operating Partnership. The Operating Partnership conducts substantially all of the Company's business and is structured as a partnership with no publicly traded equity.

To help investors understand the significant differences between the Company and the Operating Partnership, this report includes:

- Separate Consolidated Financial Statements for Rayonier Inc. and Rayonier, L.P.;

- A combined set of Notes to the Consolidated Financial Statements with separate discussions of per share and per unit information, noncontrolling interests and shareholders' equity and partners' capital, as applicable;

- A combined Management's Discussion and Analysis of Financial Condition and Results of Operations, which includes specific information related to each reporting entity;

- A separate Part II, Item 9A. Controls and Procedures related to each reporting entity;

- A separate Part II, Item 5. Market for the Registrant's Common Equity; related Stockholder Matters and Issuer Purchases of Equity Securities section related to each reporting entity; and

- Separate Exhibit 31 and 32 certifications for each reporting entity within Part IV.

TABLE OF CONTENTS

Unless stated otherwise or the context otherwise requires, references to "Rayonier" or "the Company" mean Rayonier Inc. and references to the "Operating Partnership" mean Rayonier, L.P. References to "we," "us," and "our" mean collectively Rayonier Inc., the Operating Partnership and entities/subsidiaries owned or controlled by Rayonier Inc. and/or the Operating Partnership. References herein to "Notes to Financial Statements" or "Note" refer to the combined Notes to the Consolidated Financial Statements of Rayonier Inc. and Rayonier, L.P. included in Item 8 of this Report.

NOTE ABOUT FORWARD-LOOKING STATEMENTS

Certain statements in this document regarding anticipated financial outcomes, including our earnings guidance, if any, business and market conditions, outlook, expected dividend rate, our business strategies, expected harvest schedules, timberland acquisitions and dispositions, the anticipated benefits of our business strategies, and other similar statements relating to our future events, developments, or financial or operational performance or results, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are identified by the use of words such as "may," "will," "should," "expect," "estimate," "believe," "intend," "project," "anticipate" and other similar language. However, the absence of these or similar words or expressions does not mean that a statement is not forward-looking. While management believes that these forward-looking statements are reasonable when made, forward-looking statements are not guarantees of future performance or events and undue reliance should not be placed on these statements. The risk factors contained in Item 1A — Risk Factors in this Annual Report on Form 10-K and similar discussions included in other reports that we subsequently file with the Securities and Exchange Commission ("SEC"), among others, could cause actual results or events to differ materially from our historical experience and those expressed in forward-looking statements made in this document.

Forward-looking statements are only as of the date they are made, and we undertake no duty to update our forward-looking statements except as required by law. You are advised, however, to review any subsequent disclosures we make on related subjects in subsequent reports filed with the SEC.

Item 1.   BUSINESS

GENERAL

We are a leading timberland real estate investment trust ("REIT") with assets located in some of the most productive softwood timber growing regions in the U.S. and New Zealand. We invest in timberlands and actively manage them to provide current income and attractive long-term returns to our shareholders. We conduct our business through an umbrella partnership real estate investment trust ("UPREIT") structure in which our assets are owned by our Operating Partnership and its subsidiaries. Rayonier manages the Operating Partnership as its sole general partner. Our revenues, operating income and cash flows are primarily derived from the following core business segments: Southern Timber, Pacific Northwest Timber, New Zealand Timber, Real Estate, and Trading. As of December 31, 2022, we owned, leased or managed approximately 2.8 million acres of timberland and real estate located in the U.S. South (1.92 million acres), U.S. Pacific Northwest (474,000 acres) and New Zealand (417,000 gross acres, or 297,000 net plantable acres). In addition, we engage in the trading of logs to Pacific Rim markets, predominantly from New Zealand and Australia to support our New Zealand export operations; however, we also engage in log trading activities to these markets from the U.S. South and U.S. Pacific Northwest. We have an added focus to maximize the value of our land portfolio by pursuing higher and better use ("HBU") land sale opportunities.

We originated as the Rainier Pulp & Paper Company founded in Shelton, Washington in 1926. On June 27, 2014, Rayonier completed the tax-free spin-off of its Performance Fibers manufacturing business from its timberland and real estate operations, thereby becoming a "pure-play" timberland REIT. On May 8, 2020, Rayonier, L.P. acquired Pope Resources, a Delaware Limited Partnership ("Pope Resources").

Under our REIT structure, we are generally not required to pay U.S. federal income taxes on our earnings from timber harvest operations and other REIT-qualifying activities contingent upon meeting applicable distribution, income, asset, shareholder and other tests. As of December 31, 2022, Rayonier owns a 97.9% interest in the Operating Partnership and a corresponding portion of taxable income or loss. Certain operations are conducted through our taxable REIT subsidiaries ("TRS") and subject to U.S. federal and state corporate income tax. As of December 31, 2022 and as of the date of the filing of this Annual Report on Form 10-K, we believe the Company is in compliance with all REIT tests. See Note 20 — Income Taxes for further discussion of REIT and non-REIT qualifying operations.

The Company's shares are publicly traded on the NYSE under the symbol RYN. We are a North Carolina corporation with executive offices located at 1 Rayonier Way, Wildlight, Florida 32097. Our telephone number is (904) 357-9100.

OUR COMPETITIVE STRENGTHS

We believe that we distinguish ourselves from other timberland owners and other alternative asset investments through the following competitive strengths:

- *Leading Pure-Play Timberland REIT.* We are differentiated from other publicly-traded timberland REITs in that we are invested exclusively in timberlands and real estate and do not own any manufacturing assets. We are the only publicly-traded "pure-play" timberland REIT, providing our investors with a focused, large-scale timberland investment alternative without taking on the risks and volatility inherent in direct ownership of forest products manufacturing assets.

- *Well-Positioned for a Sustainable, Low-Carbon Economy.* Our forests mitigate climate change through carbon sequestration and further support clean air and water and wildlife habitats – all while being sustainably managed through continuous cycles of growth and harvest. Our trees not only remove carbon from the atmosphere through photosynthesis while growing, but even after harvesting, a significant portion of the carbon removed from our forests can remain stored for an extended period of time within the wood products produced from our timber. Life cycle assessment studies have demonstrated that wood-based building products generate fewer greenhouse gas emissions as compared to other building materials, such as concrete and steel. We intend to be an industry leader in the rigor by which we measure our carbon footprint, the transparency of our disclosure, and in capitalizing on our ability to offer low-carbon solutions.

- *Located in Premier Softwood Growing Regions with Access to Strong Markets.* Our geographically diverse timberland holdings are strategically located in core softwood producing regions, including the U.S. South, U.S. Pacific Northwest and New Zealand. Our most significant timberland holdings are located in the U.S. South, in close proximity to a variety of established pulp, paper and wood products manufacturing facilities and export facilities, which provide a steady source of competitive demand for both pulpwood and higher-value sawtimber products. Our Pacific Northwest and New Zealand timberlands benefit from strong domestic sawmilling markets and are located near ports to capitalize on export markets serving the Pacific Rim.

- *Attractive Pipeline of HBU Opportunities.* We have a dedicated HBU platform with an established track record of selling rural and development HBU properties across our portfolio at strong premiums to timberland values. We continuously evaluate the highest and best use of our lands and seek to capitalize on identified HBU opportunities through strategies uniquely tailored to maximize value, including selectively pursuing land-use entitlements and infrastructure improvements through one of our taxable REIT subsidiaries. Our development activity is primarily consists of two distinct projects known as Wildlight (north of Jacksonville, Florida) and Heartwood (south of Savannah, Georgia).

- *Sophisticated Log Marketing Capabilities Serving Various Pacific Rim Markets.* We conduct a log trading operation based in New Zealand, which serves timberland owners in New Zealand and Australia and provides access to key export markets in China, South Korea and India. This operation provides us with superior market intelligence and economies of scale, both of which add value to our timber export operations and contribute to our earnings and cash flows, with minimal investment.

- *Advantageous Structure and Capitalization*. Under our REIT structure, we are generally not required to pay federal income taxes on our earnings from timber harvest operations and other REIT-qualifying activities, which allows us to optimize the value of our portfolio in a tax efficient manner. We also maintain a strong credit profile and have investment grade debt ratings. As of December 31, 2022, our net debt to enterprise value was 22%. We believe that our advantageous REIT structure and conservative capitalization provide us with a competitive cost of capital and significant financial flexibility to pursue growth initiatives.

OUR STRATEGY

Our business strategy consists of the following key elements:

- *Manage our Timberlands on a Sustainable Yield Basis for Long-term Results.* We generate recurring income and cash flow from the harvest and sale of timber and intend to actively manage our timberlands to maximize net present value over the long term by achieving an optimal balance among biological timber growth, generation of cash flow from harvesting activities, and responsible environmental stewardship. Our harvesting strategy is designed to produce a long-term, sustainable yield, although we may adjust harvest levels periodically in response to then-current market conditions.

- *Capitalize on Advantageous Net Carbon Position.* We estimate that our timberlands absorb more carbon than we emit in our operations. As such, we are positioning ourselves to take advantage of increasing demands for carbon solutions by companies, governments and investors. We rigorously analyze our carbon footprint and have developed a framework for collecting and reporting our carbon footprint to our investors and other stakeholders. We expect that the unique environmental attributes of our forestry assets will play an increasingly important role in our efforts to create value over time.

- *Apply Advanced Silviculture to Increase the Productivity of our Timberlands.* We use our forestry expertise and disciplined financial approach to determine the appropriate silviculture programs and investments to maximize returns. This includes re-planting a significant portion of our harvested acres with improved seedlings we have developed through decades of research and cultivation. Over time, we expect these improved seedlings will result in higher volumes per acre and a higher value product mix.

- *Increase the Size and Quality of our Timberland Holdings through Acquisitions.* We intend to selectively pursue timberland acquisition opportunities that improve the average productivity of our timberland holdings, support cash flow generation from harvesting, and enhance our net carbon position. Our acquisition strategy employs a disciplined approach with rigorous adherence to strategic and financial metrics. Generally, we expect to focus our acquisition efforts on our existing operating areas. We may also consider acquisition opportunities outside of our existing operating areas where we anticipate favorable long-term market dynamics and financial returns. In 2022, we acquired approximately 141,000 acres of fee timberland. We acquired an additional 102,000 acres of fee timberland in 2021 and 132,000 acres in 2020 (including 120,000 acres in the merger with Pope Resources). Additionally, we acquired leases or long-term forestry rights covering approximately 1,000 acres in 2021 and 7,000 acres in 2020 (including 4,000 acres in the merger with Pope Resources).

- *Optimize our Portfolio Value.* We continuously assess potential alternative uses of our timberlands, as some of our properties may become more valuable for development, residential, recreation, conservation, carbon sequestration or other purposes. We intend to capitalize on such higher-valued uses by opportunistically monetizing HBU properties and/or land-use rights in our portfolio. We generally expect that sales of HBU property will comprise approximately 1% to 2% of our Southern timberland holdings on an annual basis. Our HBU sales involve rural and recreational land as well as properties where we selectively pursue various land-use entitlements and improvements for residential, commercial and industrial development in order to fully realize the enhanced long-term value potential of such properties. We further have an added strategic focus to evaluate and advance business opportunities associated with nature-based solutions, including the long-term development of forest carbon markets.

- *Focus on Timberland Operations to Support Cash Flow Generation.* As described above, we rely primarily on annual harvesting activities and ongoing sales of HBU properties to generate cash flow from our timberland holdings. However, we also periodically generate income and cash flow from the sale of non-strategic and/or non-HBU timberlands, in particular as we seek to optimize our portfolio by disposing of less desirable properties or to fund capital allocation priorities, including share repurchases, debt repayment or acquisitions. Our strategy is to limit reliance on planned sales of non-HBU timberlands to augment cash flow generation and instead rely primarily on supporting cash flow from the operation, rather than sale, of our timberlands. We believe this strategy will support the sustainability of our harvesting activities over the long term.

- *Promote Responsible Stewardship and Best-in-Class Disclosure.* We are committed to responsible stewardship, environmentally and economically sustainable forestry, and positive climate change solutions. As such, we are focused on continuing to develop and integrate robust environmental, social and governance ("ESG") policies and best practices within our business. We further intend to be an industry leader in transparent disclosure, particularly relating to our timberland holdings, harvest schedules, inventory, age-class profiles, carbon footprint and other meaningful data regarding our long-term sustainability. We believe our continued commitment to transparency and the stewardship of our assets and capital will allow us to maintain our timberlands' productivity, more effectively attract and deploy capital and enhance our reputation as a preferred timber industry supplier and employer.

SEGMENT INFORMATION

As of December 31, 2022, Rayonier operated in five reportable business segments: Southern Timber, Pacific Northwest Timber, New Zealand Timber, Real Estate and Trading. The previously reported Timber Funds segment was liquidated in 2021 with all proceeds being distributed to noncontrolling interests at the end of 2022. As a result, disclosure of the Timber Funds segment results is not presented for 2022, while prior year results are presented for historical purposes. See Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 2 — Segment and Geographical Information for information on sales and operating income by reportable segment and geographic region.

TIMBER

Our timber businesses are disaggregated into Southern Timber, Pacific Northwest Timber, and New Zealand Timber. Sales in the Timber segments include the harvesting of timber as well as other non-timber activities, including the leasing and licensing of properties, nature-based solutions, and carbon credit sales.

DISCUSSION OF TIMBER INVENTORY AND SUSTAINABLE YIELD

We define gross timber inventory as an estimate of all standing timber volume beyond the specified age at which we commence calculating our timber inventory for inclusion in our inventory tracking systems. The age at which we commence calculating our timber inventory is 10 years for our Southern timberlands, 20 years for our Pacific Northwest timberlands, and 20 years for our New Zealand timberlands. Our estimate of gross timber inventory is based on an inventory system that involves periodic statistical sampling and growth modeling. Periodic adjustments are made on the basis of growth estimates, harvest information, and environmental and operational restrictions. Gross timber inventory includes certain timber that we do not deem to be of a merchantable age as well as certain timber located in restricted, environmentally sensitive or economically inaccessible areas.

We define merchantable timber inventory as an estimate of timber volume beyond a specified age that approximates such timber's earliest economically harvestable age. Our estimate includes certain timber located in restricted or environmentally sensitive areas based on an estimate of lawfully recoverable volumes from such areas. The estimate does not include volumes in restricted or environmentally sensitive areas that may not be lawfully harvested or volumes located in economically inaccessible areas. The merchantable age (*i.e.*, the age at which timber moves from pre-merchantable to merchantable) is 15 years for our Southern timberlands, with the exception of Oklahoma which is 17 years, 35 years for our Pacific Northwest timberlands, and 20 years for radiata pine and 30 years for Douglas-fir in our New Zealand timberlands.

Our estimated merchantable timber inventory changes over time as timber is harvested, as pre-merchantable timber transitions to merchantable timber, as existing merchantable timber inventory grows, as we acquire and sell timberland and as we periodically update our statistical sampling and growth and yield models. Our timber inventory by product and age class for our U.S. segments is presented herein as of September 30, 2022 and does not reflect acquisitions or dispositions completed in the fourth quarter. For purposes of calculating per unit depletion rates for the subsequent year, we estimate our merchantable timber inventory as of December 31, including the impact of acquisitions and dispositions.

Timber inventory is generally measured and expressed in short green tons (SGT) in our Southern timberlands, in thousand board feet (MBF) or million board feet (MMBF) in our Pacific Northwest timberlands, and in cubic meters (m^3) in our New Zealand timberlands. For conversion purposes, one MBF and one m^3 is equal to approximately 7.75 and 1.12 short green tons, respectively. For comparison purposes, we provide inventory estimates for our Pacific Northwest and New Zealand timberlands in MBF and cubic meters, respectively, as well as in short green tons.

The following table sets forth the estimated volumes of merchantable timber inventory by location in short green tons as of September 30, 2022 for the South and Pacific Northwest and as of December 31, 2022 for New Zealand:

(volumes in thousands of SGT)		
Location	Merchantable Inventory (a)	%
South	67,584	71
Pacific Northwest	10,746	11
New Zealand	17,183	18
	95,513	100

(a) For all regions, depletion rate calculations for the upcoming year are based on estimated volumes of merchantable inventory at December 31, 2022.

We define sustainable yield as the average harvest level that can be sustained into perpetuity based on our estimates of biological growth and the expected productivity resulting from our reforestation and silvicultural efforts. Our estimated sustainable yield may change over time based on changes in silvicultural techniques and resulting timber yields, changes in environmental laws and restrictions, changes in the statistical sampling and estimates of our merchantable timber inventory, acquisitions and dispositions of timberlands, the expiration or renewal of timberland leases, casualty losses, and other factors. Moreover, our harvest level in any given year may deviate from our estimated sustainable yield due to variations in the age class of our timberlands, the product mix of our harvest (*i.e.*, pulpwood versus sawtimber), our deliberate acceleration or deferral of harvest in response to market conditions, our thinning activity (in which we periodically remove some smaller trees from a stand to enhance long-term sawtimber potential of the remaining timber), or other factors. We estimated sustainable yield for each of our core Timber segments as of December 31, 2022.

We manage our U.S. timberlands in accordance with the requirements of the Sustainable Forestry Initiative® ("SFI") program. The timberland holdings of the New Zealand subsidiary are certified under the Forest Stewardship Council® ("FSC"). The majority of our New Zealand timberland holdings are also certified under the Programme for the Endorsement of Forest Certification ("PEFC"). All programs are comprehensive systems of environmental principles, objectives and performance measures that combine the perpetual growing and harvesting of trees with the protection of wildlife, plants, soil and water quality. Through application of our site-specific silvicultural expertise and financial discipline, we manage timber in a way that is designed to optimize site preparation, tree species selection, competition control, fertilization, timing of thinning and final harvest. We also have a genetic seedling improvement program to enhance the productivity and quality of our timberlands and overall forest health. In addition, non-timber income opportunities associated with our timberlands such as recreational licenses, considerations for the future HBU of the land, and nature-based solutions such as carbon sequestration and credit sales in our New Zealand Timber segment are integral parts of our site-specific management philosophy. All of these activities are designed to maximize value while complying with SFI, or FSC and PEFC requirements.

SOUTHERN TIMBER

As of December 31, 2022, our Southern timberlands acreage consisted of approximately 1.92 million acres (including approximately 127,000 acres of leased lands) located in Alabama, Arkansas, Florida, Georgia, Louisiana, Oklahoma, South Carolina and Texas. Approximately two-thirds of this land supports intensively managed plantations of predominantly loblolly and slash pine. The other one-third of this land is too wet to support pine plantations, but supports productive natural stands primarily consisting of natural pine and a variety of hardwood species. Rotation ages typically range from 21 to 28 years for pine plantations and from 35 to 60 years for natural stands. Key consumers of our timber include pulp, paper, wood products and biomass facilities.

We estimate that the sustainable yield of our Southern timberlands, including both pine and hardwoods, is approximately 6.8 to 7.2 million tons annually. We expect that the average annual harvest volume of our Southern timberlands over the next five years (2023 to 2027) will be generally in line with our sustainable yield. For additional information, see Item 1 — Business — Discussion of Timber Inventory and Sustainable Yield and Item 1A — Risk Factors.

In 2022, we acquired approximately 139,600 acres of timberland in the Southern region. For additional information, see Note 4 — Timberland Acquisitions.

We estimate that the gross timber inventory and merchantable timber inventory of our Southern timberlands were 84 million tons and 68 million tons, respectively, as of September 30, 2022. The following table provides a breakdown of our Southern timberlands acreage and timber inventory by product and age class as of September 30, 2022:

(volumes in thousands of SGT) (a) Age Class	Acres (000's)	Pine Pulpwood	Pine Sawtimber	Hardwood Pulpwood	Hardwood Sawtimber	Total
Pine Plantation						
0 to 4 years (b)	271	—	—	—	—	—
5 to 9 years	194	—	—	—	—	—
10 to 14 years	195	7,646	1,659	51	—	9,356
15 to 19 years	213	11,728	5,268	117	2	17,115
20 to 24 years	193	7,749	7,551	150	3	15,453
25 to 29 years	52	1,865	3,077	83	3	5,028
30 + years	37	1,062	2,704	145	2	3,913
Total Pine Plantation	1,155	30,050	20,259	546	10	50,865
Natural Pine (Plantable) (c)	33	301	648	721	192	1,862
Natural Mixed Pine/Hardwood (d)	533	4,919	8,165	13,971	4,239	31,294
Forested Acres and Gross Inventory	1,721	35,270	29,072	15,238	4,441	84,021
Plus: Non-Forested Acres (e)	68					
Gross Acres	1,789					
Less: Pre-Merchantable Age Class Inventory (f)						(9,855)
Less: Volume in Environmentally Sensitive/Legally Restricted Areas						(6,582)
Merchantable Timber Inventory						67,584

(a) Table presented as of September 30, 2022 and does not include acquisitions completed in the fourth quarter.
(b) 0 to 4 years includes clearcut acres not yet replanted.
(c) Consists of natural stands that are convertible into pine plantations once harvested.
(d) Consists of all non-plantable natural stands, including those that are in environmentally sensitive or economically inaccessible areas.
(e) Includes roads, rights of way and all other non-forested areas.
(f) Includes inventory that is less than 15 years old or less than 17 years old in Oklahoma.

PACIFIC NORTHWEST TIMBER

As of December 31, 2022, our Pacific Northwest timberlands consisted of approximately 474,000 acres located in Oregon and Washington, of which approximately 378,000 acres were designated as productive acres, meaning land that is capable of growing merchantable timber and where the harvesting of timber is not constrained by physical, environmental or regulatory restrictions. These timberlands primarily comprise second and third rotation western hemlock and Douglas-fir, as well as a small amount of other softwood species, such as western red cedar. A small percentage also consists of natural hardwood stands of predominantly red alder. In the Pacific Northwest, rotation ages typically range from 35 to 50 years. Our product mix in the Pacific Northwest is heavily weighted to sawtimber, which is sold to domestic wood products facilities as well as exported primarily to Pacific Rim markets.

We estimate that the sustainable yield of our Pacific Northwest timberlands is approximately 190 to 215 MMBF (or 1.5 to 1.7 million tons) annually. We expect that the average annual harvest volume of our Pacific Northwest timberlands over the next five years (2023 to 2027) will be generally in line with our sustainable yield. For additional information, see Item 1 — Business — Discussion of Timber Inventory and Sustainable Yield and Item 1A — Risk Factors.

In 2022, we acquired a minimal amount of additional acres of timberlands in the Pacific Northwest region. For additional information, see Note 4 - Timberland Acquisitions.

We estimate that the gross timber inventory and merchantable timber inventory of our Pacific Northwest timberlands were 3,553 MMBF and 1,387 MMBF, respectively, as of September 30, 2022. The following table provides a breakdown of our Pacific Northwest timberlands acreage and timber inventory by product and age class as of September 30, 2022:

(volumes in MBF, except as noted) Age Class	Acres (000's)	Softwood Pulpwood (e)	Softwood Sawtimber (e)	Total (e)
Commercial Forest				
0 to 4 years (a)	48	—	—	—
5 to 9 years	46	—	—	—
10 to 14 years	46	—	—	—
15 to 19 years	48	—	—	—
20 to 24 years	36	43,775	97,224	140,999
25 to 29 years	33	47,422	259,738	307,160
30 to 34 years	46	90,819	637,339	728,158
35 to 39 years	44	83,149	724,359	807,508
40 to 44 years	16	28,039	292,843	320,882
45 to 49 years	5	8,768	81,436	90,204
50+ years	6	15,388	127,378	142,766
Total Commercial Forest	374	317,360	2,220,317	2,537,677
Non-Commercial Forest (b)	4	3,771	22,486	26,257
Productive Forested Acres	378			
Restricted Forest (c)	90	112,405	876,591	988,996
Total Forested Acres and Gross Inventory	468	433,536	3,119,394	3,552,930
Plus: Non-Forested Acres (d)	18			
Gross Acres	486			
Less: Pre-Merchantable Age Class Inventory				(1,177,344)
Less: Restricted Forest Inventory				(988,996)
Total Merchantable Timber				1,386,590
Conversion factor for MBF to SGT (f)				7.75
Total Merchantable Timber (thousands of SGT)				10,746

(a) 0 to 4 years includes clearcut acres not yet replanted.
(b) Includes non-commercial forests with limited productivity.
(c) Includes significant portions of riparian management zones, legally restricted forests, and environmentally sensitive areas.
(d) Includes roads, rights of way, and all other non-forested areas.
(e) Includes a minor component of hardwood in red alder and other species.
(f) Conversion factor was adjusted from 7.99 to 7.75 in the current year to reflect an ongoing mix shift towards Douglas-fir, which has a lower MBF to SGT conversion ratio.

NEW ZEALAND TIMBER

As of December 31, 2022, our New Zealand timberlands consisted of approximately 417,000 acres (including approximately 229,000 acres of leased lands), of which approximately 297,000 acres were designated as productive or plantation acres, meaning land that is capable of growing merchantable timber and where the harvesting of timber is not constrained by physical, environmental or regulatory restrictions. The leased acres are generally leased through long-term arrangements including Crown Forest Licenses ("CFLs"), forestry rights and other leases. Rotation ages typically range from 25 to 30 years for pine plantations. Our New Zealand timberlands serve a domestic sawmilling market and also provide export logs to Pacific Rim markets.

Our New Zealand timber operations are conducted by Matariki Forestry Group, a joint venture with Stafford Capital Partners Limited (the "New Zealand subsidiary"). We maintain a controlling financial interest of 77% in the New Zealand subsidiary and, accordingly, consolidate the New Zealand subsidiary's balance sheet and results of operations. The minority owner's interest in the New Zealand subsidiary and its earnings are reported as noncontrolling interest in our financial statements. Rayonier's wholly-owned subsidiary, Rayonier New Zealand Limited ("RNZ"), serves as the manager of the New Zealand subsidiary. For additional information, see Note 5 — Noncontrolling Interests.

We estimate that the sustainable yield of our New Zealand timberlands is approximately 2.1 to 2.4 million cubic meters (or 2.4 to 2.7 million tons) annually. We expect that the average annual harvest volume of our New Zealand timberlands over the next five years (2023 to 2027) will be in line with our sustainable yield range. For additional information, see Item 1 — Business — Discussion of Timber Inventory and Sustainable Yield and Item 1A — Risk Factors.

In 2022, we acquired approximately 1,000 acres of timberland in New Zealand, including approximately 400 acres of leased lands. For additional information, see Note 4 — Timberland Acquisitions.

We estimate that the gross timber inventory and merchantable timber inventory of our New Zealand timberlands were both 15.4 million cubic meters as of December 31, 2022. The following table provides a breakdown of our New Zealand timberlands acreage and timber inventory by product and age class as of December 31, 2022:

(volumes in thousands of m^3, except as noted)				
Age Class	Acres (000's)	Pulpwood (d)	Sawtimber (d)	Total (d)
Radiata Pine				
0 to 4 years (a)	67	—	—	—
5 to 9 years	39	—	—	—
10 to 14 years	44	—	—	—
15 to 19 years	45	—	—	—
20 to 24 years	51	1,865	6,756	8,621
25 to 29 years	18	650	3,529	4,179
30 + years	2	117	369	486
Total Radiata Pine	266	2,632	10,654	13,286
Other (b)	31	945	1,147	2,092
Forested Acres and Merchantable Timber Inventory	297	3,577	11,801	15,378
Conversion factor for m^3 to SGT				1.12
Total Merchantable Timber (thousands of SGT)				17,183
Plus: Non-Productive Acres (c)	120			
Gross Acres	417			

(a) 0 to 4 years includes clearcut acres not yet replanted.
(b) Includes primarily Douglas-fir age 30 and over.
(c) Includes natural forest and other non-planted acres.
(d) Includes timber located in environmentally sensitive areas.

CARBON CREDITS

The New Zealand subsidiary participates in the New Zealand Emissions Trading Scheme ("ETS"), which was designed to reduce emissions in New Zealand. The ETS helps to reduce emissions by requiring businesses to measure and report on their greenhouse gas emissions and surrender one emissions unit ("NZU" or "carbon credit") to the government for each metric tonne of emissions. The New Zealand Government sets and reduces the number of units supplied into the scheme over time, which will limit the overall quantity of emissions to meet New Zealand's emissions reduction targets.

Businesses who participate in the New Zealand ETS can buy and sell units from each other, with pricing driven by supply and demand in the scheme. As of December 31, 2022, the New Zealand subsidiary held 1,631,127 NZUs with respect to timberlands designated as post-1989 forests. These units were received for net carbon sequestered between 2008 and 2013 and from subsequent units acquired during 2019 and 2021. As of December 31, 2022, we do not have any surrender liabilities and all units are available to be freely monetized. See Note 23 - Other Assets for information about our cost basis in carbon credits. See Note 3 — Revenue for information about the sale of carbon units.

REAL ESTATE

All of our U.S. and New Zealand land or leasehold sales, including HBU and non-HBU, are reported in our Real Estate segment. We report our Real Estate sales in six categories:

- Improved Development,
- Unimproved Development,
- Rural,
- Timberland & Non-Strategic,
- Large Dispositions, and
- Conservation Easements

The Improved Development category comprises properties sold for development for which we, through a taxable REIT subsidiary, have invested in site improvements such as infrastructure, roadways, utilities, amenities and/or other improvements designed to enhance marketability and create parcels, pads and/or lots for sale.

The Unimproved Development category comprises properties sold for development for which we have not invested in site improvements.

The Rural category comprises all real estate sales (excluding development sales) representing a demonstrable premium above timberland value.

The Timberland & Non-Strategic category includes all U.S. and New Zealand real estate sales representing little to no premium to timberland value. This category consists primarily of sales of property that management views as non-strategic to our long-term portfolio as well as sales of property for capital allocation purposes that do not fit the definition of a Large Disposition.

The Large Dispositions category includes sales of timberland that exceed $20 million in size and do not have a demonstrable premium relative to timberland value. Proceeds from Large Dispositions are generally used to fund capital allocation priorities, such as share repurchases, debt repayment or acquisitions. Sales designated as Large Dispositions are excluded from cash flow from operations and the calculation of Adjusted EBITDA and Cash Available for Distribution ("CAD"). See Item 7 — Performance and Liquidity Indicators for the definition of Adjusted EBITDA and CAD.

We maintain a detailed land classification analysis for all of our timberland and HBU acres. The vast majority of our HBU properties are managed as timberland and generate cash flow from timber operations prior to their sale or, in the case of Improved Development properties, prior to improvement.

Conservation Easements are the sale of development rights, which preclude future development on the underlying land but reserve our rights to continue to grow and harvest timber.

TRADING

Our Trading segment primarily reflects log trading activities in New Zealand and Australia conducted by our New Zealand subsidiary. Our Trading segment complements the New Zealand Timber segment by providing added market intelligence, increasing the scale of export operations and achieving cost savings that directly benefit the New Zealand Timber segment. This additional market intelligence also benefits our Southern and Pacific Northwest export log marketing efforts.

Our New Zealand subsidiary conducts export sales through a joint venture, which arranges sales shipping and export documentation services for an agency fee. The New Zealand subsidiary, in turn, provides support services on a cost recovery basis to the joint venture. Through the use of the joint venture, we are able to increase scale efficiencies, market presence and cost savings in both the Timber and Trading segments.

In addition to our direct export business, we also engage in log trading activities, which generally involve the procurement of third-party logs in order to gain scale efficiencies in our export operations. For procured logs, the New Zealand subsidiary buys logs directly from other forest owners at New Zealand ports and exports them through an agency agreement with the export service joint venture. Income from this business is generated by achieving a sales margin over the purchase price of the procured logs. Revenue generated from procured log sales reflects the full sales price of the logs and is recorded as timber sales within the Trading segment. The New Zealand subsidiary, through the Trading segment, also purchases standing timber from time to time, whereby it manages the harvest and sale of the logs for approximately one to three years. In these instances, the cost of standing timber is capitalized as an asset on the Consolidated Balance Sheets and recognized as non-depletion cost of sales when sold.

In 2022, New Zealand trading volume was approximately 460,000 tons. Of this volume, approximately 333,000 tons were purchased directly from third parties in New Zealand, 53,000 tons were sourced from outside New Zealand (primarily Australia), and the remaining 74,000 tons were harvested from stumpage purchases and managed harvest arrangements. Approximately 83% of third-party purchases in New Zealand were purchased at spot prices, with the New Zealand subsidiary thereby assuming some price risk on subsequent resale. The remaining 17% were purchased on a fixed margin basis, with the New Zealand subsidiary earning either a fixed percentage of the net export revenue or a spread on the resale price irrespective of subsequent price fluctuations. The New Zealand subsidiary generally seeks to mitigate its risk of loss on procured logs by securing export orders prior to or concurrent with its spot purchases of logs.

FOREIGN SALES AND OPERATIONS

Sales from non-U.S. operations occur in our New Zealand Timber, Trading and Real Estate segments and comprised approximately 37% of consolidated 2022 sales. See Note 2 — Segment and Geographical Information for additional information.

COMPETITION

TIMBER

Timber markets in our Southern and Pacific Northwest regions are relatively fragmented with price being the principal method of competition. In New Zealand, there are five other major private timberland owners accounting for approximately 34% of New Zealand planted forests.

The following table provides an overview of certain major competitors in each of our Timber segments:

Segment	Competitors
Southern Timber (a)	Weyerhaeuser Company
	PotlatchDeltic
	Manulife Investment Management Timberland and Agriculture Inc.
	Resource Management Service
	Forest Investment Associates
	J.P. Morgan Asset Management
Pacific Northwest Timber (a)	Weyerhaeuser Company
	Manulife Investment Management Timberland and Agriculture Inc.
	Green Diamond Resource Company
	J.P. Morgan Asset Management
	Port Blakely Tree Farms
	State of Washington Department of Natural Resources
	Bureau of Indian Affairs
New Zealand (b)	Manulife Investment Management Timberland and Agriculture Inc.
	Kaingaroa Timberlands
	Ernslaw One
	OneFortyOne Plantations
	New Forests

___

(a) In addition to the competitors listed, we also compete with numerous other large and small privately held timber companies.

(b) The New Zealand subsidiary competes with these and other smaller New Zealand timber companies for supply into New Zealand domestic and export markets, predominantly China, South Korea and India. Logs supplied into Asian markets also compete with export supply from other regions, including Europe and North America.

REAL ESTATE

In our Real Estate business, we compete with other owners of entitled and unentitled properties. Each property has unique attributes, but overall quantity of supply and price for residential, commercial, industrial and rural properties in the geographic areas in which we operate are the most significant competitive drivers.

TRADING

Our log trading operations are primarily based out of New Zealand and performed by our New Zealand subsidiary. The New Zealand market remains very competitive with 10-15 entities competing for export log supply at different ports across the country.

CUSTOMERS

In 2022, no individual customer (or group of customers under common control) represented 10% or more of consolidated sales.

SEASONALITY

Across all our segments, results are normally not impacted significantly by seasonal changes. However, significant wet weather in areas of our Southern Timber operations can hinder access for harvesting, thereby temporarily reducing supply in the affected areas and generally strengthening prices. Conversely, extended dry weather in an area tends to suppress prices as timber is more accessible for harvesting.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

We are subject to federal, state and local laws and regulations in the United States and New Zealand that could affect our business, including those promulgated under the Foreign Corrupt Practices Act, Occupational Safety and Health Act, Clean Water Act, Endangered Species Act, Washington Forest Practices Act, New Zealand Resource Management Act, New Zealand Health and Safety At Work Act and various other environmental and safety laws and regulations. Our operations also are subject to various international trade agreements, tariffs, taxes and regulations. While we believe that we are in compliance in all material respects with all applicable governmental regulations, current governmental regulations may change or become more stringent or unforeseen events may occur, any of which could have a material adverse effect on our financial position or results of operations.

We are aware of hazardous substances at a former sawmill site located in Port Gamble, Washington, which we acquired as part of our acquisition of Pope Resources. We have been identified as a "potentially liable party" at the Port Gamble site and are presently working on cleanup and remediation under the Washington Model Toxics Control Act, as well as the federal Comprehensive Environmental Response, Compensation and Liability Act programs. We have determined that a liability has been incurred and that the amount of the loss can reasonably be estimated. Accordingly, we have accrued amounts on our balance sheet for losses related to this site. Compliance with environmental laws and regulations and our remedial environmental obligations historically have not had a material impact on our operations, and we are not aware of any proposed regulations or remedial obligations that could trigger significant costs or capital expenditures in connection with such compliance.

We have elected to be taxed as a REIT for U.S. federal tax purposes pursuant to the Internal Revenue Code of 1986 and related U.S. Treasury regulations and administrative guidance ("REIT Requirements"). We monitor and test our compliance with all REIT Requirements and believe that we are in compliance in all material respects with all such current requirements. In the event we are not in compliance, or in the event current REIT Requirements change in such a way as to preclude our continuing qualification as a REIT, such events could have a material adverse effect on our financial position or results of operations.

Compliance with government regulations, including environmental regulations, has not had, and based on current information and the applicable laws and regulations currently in effect, is not expected to have a material effect on our capital expenditures, earnings or competitive position. However, laws and regulations may be changed, accelerated or adopted that impose significant operational restrictions and compliance requirements upon our company and which could negatively impact our operating results. See Item 1A - Risk Factors.

PORT GAMBLE ENVIRONMENTAL REMEDIATION

In the merger with Pope Resources, we acquired the town of Port Gamble, Washington. Portions of this property require environmental remediation under federal and state environmental laws, and remediation activities are currently ongoing. As such, we have recognized environmental liabilities associated with Port Gamble. For additional information on our environmental liabilities see Note 10 - Commitments and Note 12 - Environmental and Natural Resource Damage Liabilities.

The sections below provide a history of the environmental matters in Port Gamble, Washington:

Discovery and Initial Actions

In Port Gamble, Washington, hazardous substances were previously discovered requiring environmental remediation under federal and state environmental laws. The real estate subject to environmental remediation requirements was the location of a sawmill operated by Pope & Talbot, Inc. ("P&T") from 1853 to 1995. P&T continued to lease various portions of the site for its operations until 2002. During the time P&T operated in Port Gamble, it also conducted shipping, log storage, and log transfer operations in the tidal and subtidal waters of Port Gamble Bay, some of which were under a lease from the Washington State Department of Natural Resources ("DNR") that lasted from 1974 to 2004. P&T's operations resulted in the release of hazardous substances that impacted the upland and submerged portions of the site. These substances include various hydrocarbons, cadmium, and toxins associated with wood waste and the production of wood products.

Following the mill closure, the Washington State Department of Ecology (the "DOE") began to examine the environmental conditions at Port Gamble. Under Washington law, both Pope Resources and P&T were considered by the DOE to be "potentially liable persons" ("PLPs"); Pope Resources because of its ownership of certain portions of the site, and P&T because of its historical ownership and operation of the site. P&T and Pope Resources entered into a settlement agreement in 2002 that allocated responsibility for environmental contamination at the townsite, millsite, a solid waste landfill, and adjacent water to Pope Resources, with P&T assuming responsibility for funding cleanup in the Port Gamble Bay and the other areas of the site that were impacted by its historical operations.

In 2005, both Pope Resources and P&T received Environmental Excellence Awards from DOE for their work in remediating the contamination that had existed at the Port Gamble townsite and landfill. DOE also issued letters to both parties in 2006 indicating that the agency expected to take no further action regarding conditions at those portions of the site. Pope Resources continued cleaning up the remaining contamination at the millsite. By late 2005, the millsite portion of the site had largely been cleaned and the remaining aspects of that project consisted of test well monitoring and modest additional remediation. The Port Gamble Bay area and related tidelands, for which P&T was responsible under the parties' settlement agreement, had not yet been remediated. In 2007, P&T filed for bankruptcy protection and was eventually liquidated, leaving Pope Resources as the only remaining PLP. Because environmental liabilities are joint and several as between PLPs, the result of P&T's bankruptcy was to leave the liability with Pope Resources as the only remaining solvent PLP.

In-water Cleanup

Beginning in 2010, DOE began to reconsider its expectations regarding the level of cleanup that would be required for Port Gamble Bay, largely because of input from interested citizens and groups, one of the most prominent being the Port Gamble S'Klallam Tribe. In response to input from these groups, DOE adopted remediation levels that were far more stringent than either DOE or Pope Resources had contemplated previously. In December 2013, Pope Resources and DOE entered into a consent decree that included a cleanup action plan ("CAP") requiring the removal of docks and pilings, excavation and backfilling of intertidal areas, subtidal dredging and monitoring, and other specific remediation steps. The construction phase of the cleanup of the Port Gamble Bay area and related tidelands began in September 2015 and the in-water portion of the cleanup was completed in January 2017.

Millsite Cleanup

With the in-water portion of the cleanup completed, there is expected to be relatively modest cleanup activity on the millsite and a monitoring period. In February 2018, Pope Resources and DOE entered into an agreed order with respect to the millsite under which Pope Resources performed a remedial investigation and feasibility study ("RI/FS"), which it submitted to DOE for review in January 2019. Following the finalization of the RI/FS, Pope Resources worked with DOE to develop a CAP. As with the in-water portion of the project, the CAP will define the scope of the remediation activity for the millsite. The consent decree, which includes the CAP, was entered in Kitsap County Superior Court on November 25, 2020.

Natural Resources Damages

In addition to the cleanup costs discussed previously, certain environmental laws allow state, federal, and tribal trustees (collectively, the "Trustees") to bring suit against property owners to recover natural resource damages ("NRD"). Similar to cleanup responsibility, liability for NRD can attach to a property owner simply because an injury to natural resources resulted from releases of hazardous substances on the owner's property, regardless of culpability for the release. Trustees have alleged that Pope Resources had NRD liability because of releases that occurred on its property. Prior to the merger with Rayonier, Pope Resources began negotiations with the Trustees for the purpose of identifying NRD restoration projects. Those negotiations are ongoing and may ultimately result in agreement as to requested mitigation activities.

For additional information see Item 1A — Risk Factors.

RESEARCH AND DEVELOPMENT

The research and development activities of our timber operations include genetics and tree improvement, soils and seedling production, biometrics and growth/yield, environmental sustainability (including protection of water, biodiversity, and threatened and endangered ("T&E") species), and carbon and climate impact. We also contribute to research cooperatives that undertake forestry research and development.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

David L. Nunes, 61, Mr. Nunes has more than three decades of timber industry experience, and today serves as Rayonier's Chief Executive Officer. He joined the company in June 2014 as Chief Operating Officer, and shortly thereafter assumed the role of President and CEO following Rayonier's spin-off of its Performance Fibers business. Prior to joining Rayonier, he served as President and CEO of Pope Resources/Olympic Resource Management from 2002 to 2014. He joined Pope Resources in 1997 as director of portfolio management. The following year, he was named Vice President of Portfolio Development, and then served two years before being named President and COO in 2000. Previously Mr. Nunes spent nine years with Weyerhaeuser Company, joining the organization in 1988 as a business analyst and advancing through a number of leadership roles to become Director of Corporate Strategic Planning. Mr. Nunes holds a Bachelors of Arts in Economics from Pomona College and an MBA from the Tepper School of Business at Carnegie Mellon University.

Mark D. McHugh, 47, Mr. McHugh was appointed President and Chief Financial Officer in January 2023, having previously served as Senior Vice President and Chief Financial Officer since joining Rayonier in December 2014. Mr. McHugh has over 20 years of experience in finance and capital markets, focused primarily on the forest products and REIT sectors. He joined Rayonier from Raymond James, where he served as Managing Director in the firm's Real Estate Investment Banking group, responsible for the firm's timberland and agriculture sector coverage. Prior to Raymond James, he worked in the Investment Banking division of Credit Suisse in New York and Los Angeles from 2000 to 2008, focused on the paper and forest products sectors. Throughout his career, he has provided a wide range of strategic and financial counsel to various publicly traded paper, forest products, and real estate companies. Mr. McHugh holds a B.S.B.A. in Finance from the University of Central Florida and a JD from Harvard Law School.

Douglas M. Long, 52, Mr. Long was appointed Executive Vice President and Chief Resource Officer in January 2023, having previously served as Senior Vice President, Forest Resources since December 2015. Mr. Long oversees Rayonier's global forestry operations, as well as emerging business opportunities associated with nature-based solutions. He joined Rayonier in 1995 as a GIS Forestry Analyst and held multiple positions of increasing responsibility within the forestry division prior to his most recent roles, including Vice President, U.S. Operations from November 2014 to December 2015 and Director, Atlantic Region, U.S. Forest Resources from March 2014 to November 2014. Mr. Long holds bachelor's and master's degrees in Forest Resources and Conservation from the University of Florida.

Christopher T. Corr, 59, Mr. Corr joined the Company in July 2013 and currently serves as Senior Vice President, Real Estate Development and President, Raydient LLC. Prior to joining Rayonier, he served as Executive Vice President, Buildings and Places for AECOM from 2008 to 2013. Prior to that, Mr. Corr held various positions with The St. Joe Company between 1998 and 2008, most recently as Executive Vice President and Chief Strategy Officer. From 1992 to 1998, Mr. Corr was a senior manager with The Walt Disney Company, where he was a key member of the team that developed the visionary town of Celebration near Orlando, Florida. From 1990 to 1992, Mr. Corr served as an elected member of the Florida House of Representatives. Mr. Corr holds a Bachelor of Arts degree from the University of Florida and has completed programs with the Harvard Real Estate Institute and the Wharton School of Business at University of Pennsylvania.

Mark R. Bridwell, 60, Mr. Bridwell was appointed Vice President, General Counsel in June 2014 and assumed the role of Corporate Secretary in March 2015, having previously served as Assistant General Counsel for Land Resources from 2012 to June 2014 and Associate General Counsel for Timber and Real Estate from 2009 to 2012. He joined Rayonier in 2006 as Associate General Counsel for Performance Fibers. Prior to Rayonier, Mr. Bridwell served as counsel for six years at Siemens Corporation. Prior to the Siemens Corporation, he was an attorney with the international law firms of Jones, Day, Reavis & Pogue and Seyfarth, Shaw, Fairweather & Geraldson for five years. Mr. Bridwell holds a B.S.B.A. in Finance from the University of Central Florida, and both an MBA and JD from Emory University.

Shelby L. Pyatt, 52, Ms. Pyatt was appointed Vice President, Human Resources and Information Technology in October 2015, having previously served as Vice President, Human Resources since July 2014. She also previously served as Director, Compensation, Benefits and Employee Services from 2009 to July 2014 and Director, Compensation and Employee Services from 2006 to 2009. She joined Rayonier in 2003 as Manager, Compensation. Prior to joining Rayonier, Ms. Pyatt held human resources positions with CSX Corporation and Barnett Bank. Ms. Pyatt holds a bachelor's degree in Business Management.

W. Rhett Rogers, 46, Mr. Rogers was appointed Vice President, Portfolio Management in February 2017, having previously served as Director, Land Asset Management. Mr. Rogers oversees the Company's acquisition and disposition activities, including Rural HBU and non-strategic land sales, as well as its land information systems function. He joined Rayonier in 2001 as a District Technical Forester, and has held multiple positions of increasing responsibility within the Company. Mr. Rogers holds a Bachelor of Science in Forestry from Louisiana Tech University, and both an MBA and MS in Forest Resources from Mississippi State University.

April J. Tice, 49, Ms. Tice was appointed Vice President and Chief Accounting Officer in April 2021, having previously served as Vice President, Financial Services and Corporate Controller. In this position, she acts as the Company's principal accounting officer. She joined Rayonier in 2010 as Manager, General Ledger, and has held multiple positions of increasing responsibility within the finance and accounting departments. Prior to joining Rayonier, Ms. Tice held various accounting positions with Deloitte & Touche, the State of Florida, and two private companies located in Florida. Ms. Tice holds a Bachelor of Fine Arts from Florida State University and a Master of Accountancy with a tax concentration from the University of North Florida. Ms. Tice is a Certified Public Accountant in the State of Florida.

HUMAN CAPITAL

Rayonier is committed to creating an engaging and rewarding employee experience, as well as making safety a priority in everything we do.

Our Culture and Employee Retention

We view our culture as an asset and believe that fostering a healthy culture is critical to achieving our goals of being the preferred employer in the forestry industry and retaining key talent. We use various means to encourage communication and information sharing across the organization.

Every two years we conduct a formal company-wide employee survey to provide anonymous feedback to management. Survey results are benchmarked against our third-party provider's global database, shared with employees and also reviewed with our Board of Directors to help set non-financial goals for management.

The recruitment, retention and development of employees is essential to our success. We aim to provide employees with opportunities to build skills and grow professionally, while also offering competitive compensation commensurate with an individual's experience, knowledge and performance. Our compensation packages consist of a base salary and an annual bonus. We also use targeted equity-based grants with a multiyear vesting schedule to help promote the retention of personnel and an ownership mentality across our organization. Our comprehensive benefits package includes medical, dental, vision, life, accident, disability and paid parental and caregiver leave. We also offer a health savings account, a dependent care spending account and an employee assistance plan. Our 401(k) retirement savings plan includes company matching contributions as well as enhanced retirement contributions.

Employee Development

We offer a comprehensive approach to training and development which includes micro and on-demand learning, classroom programs, coaching and mentoring, cross-functional assignments, a job rotation program for early career foresters and conferences. We also provide a tuition reimbursement program, which reimburses 80% of the costs of approved degree programs.

Workplace Safety

Safety is a way of life and a cornerstone of Rayonier's culture — our key guiding principle is that all of our employees and contractors should return home safely each day. To that end:

- We employ a systematic, four-pronged approach to developing and assimilating our safety principles: set goals, communicate effectively, identify preventive measures and provide proper tools and training.

- We conduct meetings throughout our organization addressing key safety issues.

- We offer a variety of mandatory and optional safety courses each year in areas such as: defensive driving, proper chainsaw use, ATV safety, CPR certifications and first aid, emergency evacuation, slips, trips and falls, overhead hazards, fire prevention, internal reporting of safety incidents, general forestry requirements and various other safety topics.

We generally engage contractors to perform a number of critical functions, such as the planting of trees and the harvesting and hauling of logs. Our safety management programs are designed to use a collaborative approach to focus on both employee and contractor safety. For our employees, driving is generally deemed to be the most hazardous activity associated with our business given the geographic dispersion of our assets. However, for our contracted workforce, activities associated with tree felling, extraction of logs and log transportation are the most critical risk areas.

In New Zealand, we have a comprehensive safety management program that includes both employees and contractors pursuant to local laws and the Health & Safety at Work Act 2015. Similar industry practices and regulations do not exist in the United States for contractors. Nonetheless, in addition to our employee safety programs in the U.S., we have initiated programs with our U.S. contractors to better educate them on safe work practices. In 2022, 539 safety near miss reports were submitted and 282 contractor safety meetings were conducted.

Employee Wellness

Our employee wellness program, Stay Strong, is designed to promote the overall health and well-being of our employees by providing education, resources, and a financial investment in our employees' wellness. Stay Strong employs a comprehensive approach centered on four key areas: Health and Well-Being, Financial Wellness, Work-Life Balance and Emotional Health. This includes a comprehensive benefits package, flexible work arrangements and generous paid time off as well as specific workshops and programs tailored to locations.

Inclusion and Diversity

Rayonier is focused on promoting an inclusive and diverse workforce as we believe this plays an integral role in maintaining an engaging employee experience. As of December 31, 2022, we had 419 employees, 322 in the U.S. and 97 in New Zealand.

The following charts provide details on diversity at Rayonier as of December 31, 2022:



WORKFORCE BY ETHNICITY

U.S.
- 0.9% American Indian/Alaskan Native
- 1.9% Asian
- 2.2% Black or African-American
- 3.4% Hispanic or Latino
- 0.3% Two or more races
- 91.3% White

N.Z.
- 2.1% Asian
- 59.8% European
- 3.1% Maori
- 3.1% MELAA
- 8.2% Other
- 1.0% Pacific Peoples
- 22.7% Unknown

WORKFORCE BY GENDER

U.S. — 37% / 63%
N.Z. — 45% / 55%
Overall — 39% / 61%

Male   Female

LEADERS BY GENDER (a)

U.S. — 21% / 79%
N.Z. — 35% / 65%
Overall — 24% / 76%

Male   Female

(a) Leaders are defined as employees who have responsibility for managing other employees.

We are seeking to improve our gender and racial diversity and have initiated actions to increase the diversity of qualified candidates. To this end, alongside other initiatives, we have assembled an internal team to further enhance and improve our efforts around promoting a diverse and inclusive culture where all employees are supported, empowered and valued. This team will guide policy objectives within our organization and identify initiatives to help increase diversity within the broader forestry industry.

AVAILABILITY OF REPORTS AND OTHER INFORMATION

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Sections 13(a) or 14 of the Securities Exchange Act of 1934 are made available to the public free of charge in the Investor Relations section of our website, *www.rayonier.com*, shortly after we electronically file such material with, or furnish them to, the SEC. Our corporate governance guidelines and charters of all committees of our board of directors are also available on our website. The information on our website is not incorporated by reference into this Annual Report on Form 10-K.

Item 1A.   RISK FACTORS

Our operations are subject to a number of risks. When considering an investment in our securities, you should carefully read and consider these risks, together with all other information in this Annual Report on Form 10-K. If any of the events described in the following risk factors actually occur, our business, financial condition or operating results, as well as the market price of our securities, could be materially adversely affected.

ECONOMIC RISK FACTORS

A sustained increase in the rate of inflation, a persistent period of heightened inflation and monetary policy responses to the inflationary environment could negatively affect our stock price, results of operations and financial condition.

The recent acceleration of inflation in the United States and global economies, should it persist, could adversely affect us. In particular, increases in the cost and availability of labor for us and our contractors could increase our costs, compress our margins and impact harvest levels. In addition, increases in energy and fuel costs could affect our results of operations. Energy costs are a significant operating expense for logging and hauling contractors who support us and the customers of our standing timber. The continued rapid rise in energy costs could have a negative effect on the cost and availability of such contractors. Additionally, such rapidly rising energy costs may have a negative impact on the cost of ocean freight for our exported products. Moreover, our selling, general and administrative costs could increase. More generally, an increase in inflation and interest rates could have an adverse impact on our cost of capital, which could impact the value of our long-lived assets, our ability to economically acquire additional assets, the cost of debt and the value of our equity. One of the factors that may influence the price of our common shares is our annual dividend yield as compared to the yields on other financial instruments. An increase in market interest rates could cause increases in discount rates and, accordingly, a decline in property values and total returns for timberland assets. Thus, an increase in market interest rates could result in higher yields on other financial instruments and could adversely affect the relative attractiveness of an investment in our equity and, accordingly, the trading price of our common shares. These macroeconomic factors impacting us are beyond our control and could have a material adverse effect on our business, financial condition, results of operations and the value of our equity.

We are exposed to the cyclicality of the markets in which we operate and other factors beyond our control, which could adversely affect our results of operations.

In our Timber segments, the level of residential construction activity, including home repair and remodeling activity, is the primary driver of sawtimber demand. In addition, demand for logs can be affected by the demand for wood chips in the pulp and paper and engineered wood products markets, as well as the bio-energy production markets. The ongoing level of activity in these markets is subject to fluctuation due to future changes in economic conditions, inflation, interest rates, credit availability, population growth, weather conditions, the ongoing COVID-19 pandemic and other factors. Changes in global economic conditions, such as new timber supply sources and changes in currency exchange rates, foreign interest rates and foreign and domestic trade policies, can also negatively impact demand for our timber and logs. In addition, the industries in which our customers participate are highly competitive and may experience overcapacity or reductions in demand, all of which may affect demand for and pricing of our products.

In our Real Estate segment, our inability to sell our HBU properties at attractive prices could have a significant effect on our results of operations. Demand for real estate can be affected by the availability of capital, changes in interest rates, availability and terms of financing, conditions in the credit markets generally, changes in governmental agencies, changes in developer confidence, actions by conservation organizations, actions by anti-development organizations, our ability to obtain land use entitlements and other permits necessary for our development activities, local real estate market economic conditions, competition from other sellers of land and real estate developers, the relative illiquidity of real estate investments, employment rates, new housing starts, the ongoing COVID-19 pandemic, population growth, demographics and federal, state and local land use, zoning and environmental protection laws or regulations (including any changes in laws or regulations). In addition, changes in investor interest in purchasing timberlands could reduce our ability to execute sales of non-strategic timberlands.

These macroeconomic and cyclical factors impacting our operations are beyond our control and, if such conditions deteriorate, could have an adverse effect on our business.

The industries in which we operate are highly competitive.

The markets in which we operate are highly competitive, and we compete with companies that have substantially greater financial resources than we do in each of these businesses. The competitive pressures relating to our Timber segments are primarily driven by quantity of product supply and quality of the timber offered by competitors in the domestic and export markets, each of which may impact pricing. With respect to our Real Estate segment, we compete with other owners of entitled and unentitled properties. Each property has unique attributes, but overall quantity of supply and price for residential, commercial, industrial and rural properties in the geographic areas in which we operate are the most significant competitive drivers. The markets in which our Trading segment operates are very competitive with numerous entities competing for export log supply at different ports across New Zealand.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine.

The global economy has been negatively impacted by the military conflict between Russia and Ukraine. The Russia-Ukraine conflict is fast-moving and uncertain. Global log and lumber markets have exhibited increased volatility as sanctions have been imposed on Russia by the United States, the United Kingdom and the European Union in response to Russia's invasion of Ukraine. While we do not expect our operations to be directly impacted by the conflict at this time, changes in global wood and commodity flows could impact the markets in which we operate, which may in turn negatively impact our business, results of operations, supply chain and financial condition. In addition, the effects of the ongoing conflict could heighten certain of our other known risks described herein.

OPERATIONAL RISK FACTORS

Weather, climate change and other natural conditions may limit our timber harvest and sales.

Weather conditions, changes in timber growth cycles, limitations on access (for example, due to prolonged wet conditions) and other factors, including damage by fire, insect infestation, disease, prolonged drought and natural disasters such as wind storms and hurricanes, may limit harvesting of our timberlands. Changes in the diversity of plants and trees due to fluctuations in temperature and rainfall patterns, could adversely impact the long-term growing conditions in our forests. The volume and value of timber that can be harvested from our timberlands may be reduced by any such occurrence and other causes beyond our control. As is typical in the forestry industry, we do not maintain insurance for any loss to our timber, including losses due to fire and these other causes. These and other factors beyond our control could reduce our timber inventory and our sustainable yield, thereby adversely affecting our financial results and cash flows.

Entitlement and development of real estate entail a lengthy, uncertain and costly governmental approval process, which could adversely affect our ability to grow the businesses in our Real Estate segment.

Entitlement and development of real estate entail extensive approval processes involving multiple regulatory jurisdictions. It is common for a project to require multiple approvals, permits and consents from U.S. federal, state and local governing and regulatory bodies. Any of these issues can materially affect the cost, timing and economic viability of our real estate projects. Moreover, the real estate entitlement process is frequently a political one, which involves uncertainty and often extensive negotiation and concessions in order to secure and maintain the necessary approvals and permits. In the U.S., a significant amount of our development property is located in jurisdictions in which local governments face challenging issues relating to growth and development, including zoning and future land use, public services, water availability, transportation and other infrastructure, concurrency requirements, affordable housing, land conservation efforts, and funding for same, and the requirements of state law. In addition, anti-development groups are active, especially in Florida and Washington, in filing litigation to oppose particular entitlement activities and development projects, and in seeking legislation and other anti-development limitations on real estate development activities. We expect this type of anti-development activity to continue in the future.

Entitlement and development of real estate are also subject to lengthy, uncertain and costly implementation processes. Large-scale developments may involve commitments from government agencies or third parties related to the delivery of infrastructure improvements (such as roads, bridges, sidewalks, water, sewer and other utilities), the certainty and timing of which are outside of our control.

Changes in the laws, or interpretation or enforcement thereof, regarding the use and development of real estate, changes in the political composition of state and local governmental bodies, impacts from the ongoing COVID-19 pandemic, and the identification of new facts regarding our properties could lead to new or greater costs, delays and liabilities that could materially adversely affect our business, profitability or financial condition.

Coronavirus (COVID-19 Pandemic.

The novel coronavirus (COVID-19) outbreak could materially adversely affect our financial condition and results of operations.

Epidemics, pandemics or other such crises or public health concerns in regions of the world where we have operations or sell products, could result in the disruption of our business. Specifically, the ongoing COVID-19 outbreak has resulted in increased travel restrictions and extended shutdowns of certain businesses around the world, as well as continued volatility in economic conditions. These or any governmental or other regulatory developments or health concerns in countries in which we operate or export to, especially China, could result in operational restrictions or social and economic instability, or labor shortages. Infections may continue to spread or certain areas may experience outbreaks due to new variants or otherwise, which could limit our ability to timely harvest, sell and transport our timber, increase our costs, restrict our operations or cause supply chain disruptions for us and our customers. Any of these developments could have a negative impact on our business, financial condition and operating results. In addition, the COVID-19 pandemic could continue to adversely affect the economies and markets of certain countries, resulting in further economic volatility that could have an adverse effect on our business, operating results and financial condition, as well as market value of our securities. Further, our customers may be negatively impacted due to disruptions in business and operating conditions and constraints on their own liquidity and access to capital relating to COVID-19, which could increase our counterparty credit exposure.

We depend on third parties for logging and transportation services and increases in the costs or decreases in the availability of quality service providers could adversely affect our business.

Our Timber segments depend on logging and transportation services provided by third parties, both domestically and internationally, including by railroad, trucks and/or ships. If any of our transportation providers were to fail to deliver timber supply or logs to our customers in a timely manner, or were to damage timber supply or logs during transport, we may be unable to sell it at full value, or at all. During the global COVID-19 pandemic, we have experienced disruptions in the supply, and rapid inflation in the cost, of transportation and labor in connection with timber harvesting and delivery. Tight job markets have increased the difficulty and cost of attracting and retaining sufficient skilled labor for logging and transportation. Accordingly, our timber harvesting volumes and realized margins have been negatively impacted in certain markets. As demand for timber accelerated with the recovery in U.S. and New Zealand housing starts, the lack of adequate supply of logging contractors resulted in sharp increases in logging costs and at times slowed deliveries. It is expected that the supply of qualified logging contractors will be impacted by the availability and cost of debt financing for equipment purchases as well as the limited availability of adequately trained loggers. Should demand for housing remain elevated, harvest levels may further increase, placing more pressure on the existing supply of logging contractors. Any significant failure or unavailability of third-party logging or transportation providers, or further increases in transportation rates, labor rates and/or fuel costs, may result in higher logging costs or the inability to capitalize on stronger log prices to the extent logging contractors cannot be secured at a competitive cost. Such events could harm our reputation, negatively affect our customer relationships and adversely affect our business.

We are subject to risks associated with doing business outside of the U.S.

Although the majority of our customers are in the U.S., a significant portion of our sales are to end markets outside of the U.S., including China, South Korea, Japan, India, and New Zealand. The export of our products into international markets results in risks inherent in conducting business pursuant to international laws, regulations and customs. We expect that international sales will continue to contribute to future growth. The risks associated with our business outside the U.S. include:

- changes in and reinterpretations of the laws, regulations and enforcement priorities of the countries in which our products are sold;
- responsibility to comply with anti-bribery laws such as the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions;
- trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, imposition of new tariffs and duties and import and export licensing requirements;
- continuing negative impacts from the imposition and/or threatened imposition of substantial tariffs on forest products imports into China in connection with trade tensions between China and the U.S.;
- business disruptions arising from public health crises and outbreaks of communicable diseases, especially in China, including the outbreak of the virus known as the novel coronavirus;
- difficulty in establishing, staffing and managing non-U.S. operations;
- product damage or losses incurred during shipping;
- potentially negative consequences from changes in or interpretations of tax laws;
- economic or political instability, inflation, recessions and interest rate and exchange rate fluctuations; and
- uncertainties regarding non-U.S. judicial systems, rules and procedures;

These risks could adversely affect our business, financial condition and results of operations.

Our estimates of timber inventories and growth rates may be inaccurate, which could impair our ability to realize expected revenues.

We rely upon estimates of merchantable timber inventories (which include judgments regarding inventories that may be lawfully and economically harvested), timber growth rates and end-product yields when acquiring and managing working forests. These estimates, which are inherently inexact and uncertain in nature, are central to forecasting our anticipated timber revenues and expected cash flows. Growth rates and end-product yield estimates are developed using statistical sampling, harvest results and growth and yield modeling, in conjunction with industry research cooperatives and by in-house forest biometricians, using measurements of trees in research plots spread across our timberland holdings. The growth equations predict the rate of height and diameter growth of trees so that foresters can estimate the volume of timber that may be present in a tree stand at a given age. Tree growth varies by species, soil type, geographic area, and climate. Errors in or inappropriate application of growth equations in forest management planning may lead to inaccurate estimates of future volumes. If the assumptions we rely upon change or these estimates are inaccurate, our ability to manage our timberlands in a sustainable or profitable manner may be diminished, which may cause our results of operations and our stock price to be adversely affected.

Our businesses are subject to extensive environmental laws and regulations that may restrict or adversely affect our ability to conduct our business.

Environmental laws and regulations are constantly changing and are generally becoming more restrictive. Laws, regulations and related judicial decisions and administrative interpretations affecting our business are subject to change, and new laws and regulations are frequently enacted. These changes may adversely affect our ability to harvest and sell timber, remediate contaminated properties and/or entitle real estate. These laws and regulations may relate to, among other things, the protection of timberlands and endangered species, recreation and aesthetics, protection and restoration of natural resources, surface water quality, timber harvesting practices, and remedial standards for contaminated property and groundwater. Over time, the complexity and stringency of these laws and regulations have increased and the enforcement of these laws and regulations has intensified. For example, the U.S. Environmental Protection Agency ("EPA") has pursued a number of initiatives that, if implemented, could impose additional operational and pollution control obligations on industrial facilities like those of Rayonier's customers, especially in the area of air emissions and wastewater and stormwater control. Similarly, recent legislation in Oregon will ultimately result in the addition of significant buffers and riparian management zones adjacent to streams, the effect of which will be to reduce the areas within which we may harvest. In addition, as a result of certain judicial rulings and state and federal initiatives, including some that would require timberland operators to obtain permits to conduct certain ordinary course forestry activities, silvicultural practices on our timberlands could be impacted in the future. Environmental laws and regulations will likely continue to become more restrictive and over time could adversely affect our business, financial condition and results of operations.

If regulatory and environmental permits are delayed, restricted or rejected, a variety of our operations could be adversely affected. We are required to seek permission from government agencies in the states and countries in which we operate to perform certain activities related to our properties. Any of these agencies could delay review of, or reject, any of our filings. In our Southern Timber, Pacific Northwest Timber and New Zealand Timber segments, any delay associated with a filing could result in a delay or restriction in replanting, thinning, insect control, fire control or harvesting, any of which could have an adverse effect on our operating results. For example, in Washington State, we are required to file a Forest Practice Application for each unit of timberland to be harvested. These applications may be denied, conditioned or restricted by the regulatory agency. Actions by the regulatory agencies could delay or restrict timber harvest activities pursuant to these permits. Delays or harvest restrictions on a significant number of applications could have an adverse effect on our operating results.

Environmental groups and interested individuals may seek to delay or prevent a variety of operations. We expect that environmental groups and interested individuals will intervene with increasing frequency in the regulatory processes in the states and countries where we own, lease or manage timberlands. For example, in Washington State, environmental groups and interested individuals may appeal individual forest practice applications or file petitions with the Forest Practices Board to challenge the regulations under which forest practices are approved. These and other challenges could materially delay or prevent operations on our properties. For example, interveners at times may bring legal action in Florida in opposition to entitlement and change of use of timberlands to commercial, industrial or residential use. Delays or restrictions due to the intervention of environmental groups or interested individuals could adversely affect our operating results. In addition to intervention in regulatory proceedings, interested groups and individuals may file or threaten to file lawsuits that seek to prevent us from obtaining permits, implementing capital improvements or pursuing operating plans. Any threatened or actual lawsuit could delay harvesting on our timberlands, affect how we operate or limit our ability to modify or invest in our real estate. Among the remedies that could be enforced in a lawsuit is a judgment preventing or restricting harvesting on a portion of our timberlands.

Third-party operators may create environmental liabilities. We lease and/or grant easements across some of our properties to third-party operators for the purpose of operating communications towers, generating renewable energy (wind and solar), operating pipelines for the transport of gases and liquids, and exploring, extracting, developing and producing oil, gas, rock and other minerals. These activities are subject to federal, state and local laws and regulations. These operations may also create risk of environmental liabilities for an unlawful discharge of oil, gas, chemicals or other materials into the air, soil or water. Generally, these third-party operators indemnify us against any such liability, and we require that they maintain liability insurance to the extent practical to do so. However, if for any reason our third-party operators are not able to honor their obligations to us, or if insurance is not in effect, then it is possible that we could be responsible for costs associated with environmental liabilities caused by such third-party operators.

The impact of existing regulatory restrictions on future harvesting activities may be significant. U.S. federal, state and local laws and regulations, as well as those of other countries, which are intended to protect threatened and endangered species, as well as waterways and wetlands, limit and may prevent timber harvesting, road building and other activities on our timberlands. Restrictions relating to threatened and endangered species apply to activities that would adversely impact a protected species or significantly degrade its habitat. The size of the restricted area varies depending on the protected species, the time of year and other factors, but can range from less than one acre to several thousand acres. A number of species that naturally live on or near our timberlands, including, among others, the northern spotted owl, marbled murrelet, several species of salmon and trout in the Pacific Northwest, and the red cockaded woodpecker, red hills salamander, Louisiana pine snake and eastern indigo snake in the Southeast, are protected under the Federal Endangered Species Act (the "ESA") or similar U.S. federal and state laws. A significant number of other species are currently under review for possible protection under the ESA. As we gain additional information regarding the presence of threatened or endangered species on our timberlands, or if other regulations, such as those that require buffers to protect water bodies, become more restrictive, the amount of our timberlands subject to harvest restrictions could increase.

We formerly owned or operated or may own or acquire timberlands or properties that may require environmental remediation or otherwise be subject to environmental and other liabilities. We owned or operated manufacturing facilities and discontinued operations that we do not currently own, and we may currently own or may acquire timberlands and other properties in the future that are subject to environmental liabilities, such as remediation of soil, sediment and groundwater contamination and other existing or potential liabilities. In connection with the spin-off of our Performance Fibers business in 2014, and pursuant to the related Separation and Distribution Agreement between us and Rayonier Advanced Materials, Rayonier Advanced Materials has assumed any environmental liability of ours in connection with the manufacturing facilities and discontinued operations related to the Performance Fibers business and has agreed to indemnify and hold us harmless in connection with such environmental liabilities. However, in the event we seek indemnification from Rayonier Advanced Materials, we cannot provide any assurance that a court will enforce our indemnification right if challenged by Rayonier Advanced Materials or that Rayonier Advanced Materials will be able to fund any amounts for indemnification owed to us. In addition, the cost of investigation and remediation of contaminated timberlands and properties that we currently own or acquire in the future could increase operating costs and adversely affect financial results. We could also incur substantial costs, such as civil or criminal fines, sanctions and enforcement actions (including orders limiting our operations or requiring corrective measures, installation of pollution control equipment or other remedial actions), clean-up and closure costs, and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations related to such timberlands or properties.

REIT AND TAX-RELATED RISK FACTORS

Loss of our REIT status would adversely affect our cash flow and stock price.

We intend to continue to operate in accordance with REIT requirements pursuant to the Internal Revenue Code of 1986, as amended (the "Code"), and related U.S. Treasury regulations and administrative guidance. Qualification as a REIT involves the application of highly technical and complex provisions of the Code, which are subject to change, perhaps retroactively, and which are not within our control. We cannot assure that we will remain qualified as a REIT or that new legislation, U.S. Treasury regulations, administrative interpretations or court decisions will not significantly affect our ability to remain qualified as a REIT or the U.S. federal income tax consequences of such qualification.

We monitor and test our compliance with all REIT requirements. In particular, we regularly test our compliance with the REIT "asset tests," which require generally that, at the close of each calendar quarter: (1) at least 75% of the market value of our total assets must consist of REIT-qualifying interests in real property (such as timberlands), including leaseholds and options to acquire real property and leaseholds, as well as cash and cash items and certain other specified assets, (2) no more than 25% of the market value of our total assets may consist of other assets that are not qualifying assets for purposes of the 75% test in clause (1) above, and (3) no more than 20% (25% for calendar years prior to 2018) of the market value of our total assets may consist of the securities of one or more "taxable REIT subsidiaries." As of December 31, 2022, Rayonier is in compliance with these asset tests.

If in any taxable year we fail to qualify as a REIT and are not entitled to relief under the Code, we will not be allowed a deduction for dividends paid to shareholders in computing our taxable income and we will be subject to U.S. federal income tax on our REIT taxable income. In addition, we will be disqualified from qualification as a REIT for the four taxable years following the year during which the qualification was lost, unless we are entitled to relief under certain provisions of the Code. As a result, our net income and the cash available for distribution to our shareholders could be reduced for up to five years or longer, which could have a material adverse effect on our financial condition.

If we fail to remain qualified as a REIT, we may also need to borrow funds or liquidate some investments or assets to pay any resulting additional tax liability. Accordingly, cash available for distribution to our shareholders would be reduced.

Certain of our business activities are potentially subject to prohibited transactions tax.

As a REIT, we will be subject to a 100% tax on any net income from "prohibited transactions." In general, prohibited transactions are sales or other dispositions of property to customers in the ordinary course of business. Sales of logs, and dealer sales of timberlands or other real estate, constitute prohibited transactions unless the sale satisfies certain safe harbor provisions in the Code.

We intend to avoid the 100% prohibited transactions tax by complying with the prohibited transaction safe harbor provisions and conducting activities that would otherwise be prohibited transactions through one or more taxable REIT subsidiaries. We may not, however, always be able to identify timberland properties that become part of our "dealer" real estate sales business. Therefore, if we sell timberlands which we incorrectly identify as property not held for sale to customers in the ordinary course of business, we may be subject to the 100% prohibited transactions tax.

Failure of Operating Partnership to maintain status as a partnership for U.S. federal income tax purposes.

We believe our Operating Partnership qualifies as a partnership for U.S. federal income tax purposes. As a partnership, our Operating Partnership is not subject to U.S. federal income tax on its income. Instead, each of the partners is allocated its share of our Operating Partnership's income. We cannot assure you, however, that the IRS will not challenge the status of our Operating Partnership as a partnership for U.S. federal income tax purposes. If the IRS were to successfully challenge the status of our Operating Partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that our Operating Partnership could make, which could have further implications as to our ability to maintain our status as a REIT. This would substantially reduce our cash available to pay distributions and the return on a unitholder and/or shareholder's investment.

Our cash dividends and Operating Partnership distributions are not guaranteed and may fluctuate.

Generally, REITs are required to distribute 90% of their ordinary taxable income, but not their net capital gains income. Accordingly, we do not generally believe that we are required to distribute material amounts of cash since substantially all of our taxable income is generally treated as capital gains income. However, a REIT must pay corporate level tax on its undistributed taxable income and capital gains.

Our Board of Directors, in its sole discretion, determines the amount of quarterly dividends to be paid to our shareholders based on consideration of a number of factors. These factors include, but are not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures, harvest levels, changes in the price and demand for our products and general market demand for timberlands, including those timberland properties that have higher and better uses. Consequently, our dividend levels may fluctuate. Because our Operating Partnership distributions are aligned with the dividend, such distributions may also fluctuate.

Lack of shareholder ownership and transfer restrictions in our articles of incorporation may affect our ability to qualify as a REIT.

In order to qualify as a REIT, an entity cannot have five or fewer individuals who own, directly or indirectly after applying attribution of ownership rules, 50% or more of the value of its outstanding shares during the last six months in each calendar year. Although it is not required by law or the REIT provisions of the Code, almost all REITs have adopted ownership and transfer restrictions in their articles of incorporation or organizational documents which seek to assure compliance with that rule. While we are not in violation of the ownership rules, we do not have, nor do we have any current plans to adopt, share ownership and transfer restrictions. As such, the possibility exists that five or fewer individuals could acquire 50% or more of the value of our outstanding shares, which could result in our disqualification as a REIT.

GENERAL RISK FACTORS

The impacts of climate-related initiatives, at the international, U.S. federal and state levels, remain uncertain at this time.

There continue to be numerous international, U.S. federal and state-level initiatives and proposals to address domestic and global climate issues. Within the U.S., most of these proposals would regulate and/or tax the production of carbon dioxide and other "greenhouse gases" to facilitate the reduction of carbon compound emissions into the atmosphere, and provide tax and other incentives to produce and use "cleaner" energy. Additionally, our investors and other stakeholders are increasingly focused on the impacts of climate change on their investments and our business prospects.

In late 2009, the EPA issued an "endangerment finding" under the Clean Air Act with respect to certain greenhouse gases, leading to the regulation of carbon dioxide as a pollutant under the Clean Air Act and having significant ramifications for Rayonier and the industry in general. In this regard, the EPA has published various regulations, affecting the operation of existing and new industrial facilities that emit carbon dioxide. As a result of the EPA's decision to regulate greenhouse gases under the Clean Air Act, states will now have to consider them in permitting new or modified facilities.

Overall, it is reasonably likely that legislative and regulatory activity in this area will in some way affect Rayonier and the U.S. customers of our Southern Timber and Pacific Northwest Timber segments, but it is unclear at this time what the nature of the impact will be. We continue to monitor political and regulatory developments in this area, but their overall impact on Rayonier, from a cost, benefit and financial performance standpoint, remains uncertain at this time. In addition, the EPA has yet to finalize the treatment of biomass under greenhouse gas regulatory schemes, leaving Rayonier's biomass customers in a position of uncertainty.

Expectations relating to environmental, social and governance considerations expose Rayonier to potential liabilities, increased costs, reputational harm and other adverse effects on Rayonier's business.

Many governments, regulators, investors, employees, customers and other stakeholders are increasingly focused on environmental, social and governance considerations relating to businesses, including greenhouse gas emissions, human capital and diversity, equity and inclusion. Rayonier makes statements about these matters through information provided on its website, press releases and other communications, including through its Sustainability and Carbon Reports. Responding to these environmental, social and governance considerations involves risks and uncertainties, including those described under "Forward-Looking Statements," requires investments and is impacted by factors that may be outside Rayonier's control. In addition, some stakeholders may disagree with Rayonier's initiatives and the focus of stakeholders may change and evolve over time. Stakeholders also may have very different views on where environmental, social and governance focus should be placed, including differing views of regulators in various jurisdictions in which we operate. Any failure, or perceived failure, by Rayonier to further its initiatives, adhere to its public statements, comply with federal, state or international environmental, social and governance laws and regulations, or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against Rayonier and materially adversely affect Rayonier's business, reputation, results of operations, financial condition and stock price.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

Our timber operations are comprised of our core timberland holdings, which are disaggregated into three geographically distinct reporting segments: Southern Timber, Pacific Northwest Timber and New Zealand Timber. The following table provides a breakdown of our timberland holdings as of September 30, 2022 and December 31, 2022:

Core Timberland Holdings						
(acres in 000s)	As of September 30, 2022			As of December 31, 2022		
	Owned	Leased	Total	Owned	Leased	Total
Southern						
Alabama	223	14	237	258	14	272
Arkansas	—	4	4	—	2	2
Florida	348	51	399	347	47	394
Georgia	618	64	682	647	64	711
Louisiana	139	—	139	148	—	148
Oklahoma	91	—	91	91	—	91
South Carolina	16	—	16	16	—	16
Texas	221	—	221	285	—	285
	1,656	133	1,789	1,792	127	1,919
Pacific Northwest						
Oregon	61	—	61	61	—	61
Washington	421	4	425	410	3	413
	482	4	486	471	3	474
New Zealand (a)	187	230	417	188	229	417
Total	2,325	367	2,692	2,451	359	2,810

(a)   Represents legal acres owned and leased by the New Zealand subsidiary, in which Rayonier owns a 77% interest. As of December 31, 2022, legal acres in New Zealand were comprised of 297,000 plantable acres and 120,000 non-productive acres.

The following tables detail changes in our portfolio of owned and leased timberlands by state from December 31, 2021 to December 31, 2022:

(acres in 000s)	Acres Owned			
	December 31, 2021	Acquisitions	Sales	December 31, 2022
Southern				
Alabama	223	36	(1)	258
Florida	350	1	(4)	347
Georgia	619	29	(1)	647
Louisiana	140	9	(1)	148
Oklahoma	92	—	(1)	91
South Carolina	16	—	—	16
Texas	225	65	(5)	285
	1,665	140	(13)	1,792
Pacific Northwest				
Oregon	61	—	—	61
Washington	425	—	(15)	410
	486	—	(15)	471
New Zealand (a)	187	1	—	188
Total	2,338	141	(28)	2,451

(a) Represents legal acres owned by the New Zealand subsidiary, in which Rayonier has a 77% interest.

(acres in 000s)	Acres Leased			
	December 31, 2021	New Leases	Sold/Expired Leases (a)	December 31, 2022
Southern				
Alabama	14	—	—	14
Arkansas	4	—	(2)	2
Florida	51	—	(4)	47
Georgia	64	—	—	64
	133	—	(6)	127
Pacific Northwest				
Washington (b)	4	—	(1)	3
New Zealand (c)	232	—	(3)	229
Total	369	—	(10)	359

(a) Includes acres previously under lease that have been harvested and activity for the relinquishment of leased acres.
(b) Primarily timber reservations acquired in the merger with Pope Resources.
(c) Represents legal acres leased by the New Zealand subsidiary, in which Rayonier has a 77% interest.

TIMBERLAND LEASES & DEEDS

See Note 16 - Leases for more information on U.S. and New Zealand timberland leases including lease terms and renewal provisions.

The following table details our acres under lease as of December 31, 2022 by type of lease and estimated lease expiration:

(acres in 000s)			Lease Expiration			
Location	Type of Lease	Total	2023-2032	2033-2042	2043-2052	Thereafter
Southern	Fixed Term	117	73	38	—	6
	Fixed Term with Renewal Option (a)	10	3	7	—	—
Pacific Northwest	Fixed Term (b)	3	—	2	1	—
New Zealand	CFL - Perpetual (c)	75	—	—	—	75
	CFL - Fixed Term (c)	3	—	—	—	3
	CFL - Terminating (c)	11	1	—	8	2
	Forestry Right (c)	124	35	4	6	79
	Fixed Term Land Leases	16	—	—	2	14
Total Acres under Long-term Leases		359	112	51	17	179

(a) Includes approximately 2,000 acres of timber deeds.
(b) Primarily timber reservations acquired in the merger with Pope Resources.
(c) Estimated lease expiration / termination based on the earlier of: (1) the scheduled expiration / termination date, or (2) the estimated year of final harvest before such expiration / termination date.

The following table details our estimated leased acres, lease expirations and lease costs over the next five years:

(acres and dollars in 000s, except per acre amounts)						
Location		2023	2024	2025	2026	2027
Southern						
	Leased Acres Expiring (a)	35	2	24	—	11
	Year-end Leased Acres (a)	92	90	66	66	55
	Estimated Annual Lease Cost (a)(b)	$4,285	$3,579	$3,551	$2,987	$2,925
	Average Lease Cost per Acre (a)	$37.69	$42.10	$41.99	$49.68	$49.50
Pacific Northwest						
	Leased Acres Expiring	—	—	—	—	—
	Year-End Leased Acres (c)	3	3	3	3	3
New Zealand						
	Leased Acres Expiring	—	—	1	10	—
	Year-end Leased Acres	229	229	228	218	218
	Estimated Annual Lease Cost (b)(e)	$4,762	$4,762	$4,762	$4,748	$4,748
	Average Lease Cost per Acre (d)(e)	$25.91	$25.91	$25.91	$25.90	$25.90

(a) Includes timber deeds.
(b) Represents capitalized and expensed lease payments.
(c) Primarily timber reservations acquired in the merger with Pope Resources for which no lease payments are made.
(d) Excludes lump sum payments.
(e) Based on the year-end foreign exchange rate.

OTHER NON-TIMBERLAND LEASES

See Note 16 - Leases for information on other non-timberland leases.

Item 3.   LEGAL PROCEEDINGS

The information set forth under Note 11 — Contingencies is incorporated herein by reference.

Item 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Rayonier Inc.

MARKET FOR THE REGISTRANT'S COMMON EQUITY

Rayonier Inc.'s common shares are publicly traded on the NYSE, the only exchange on which our shares are listed, under the trading symbol **RYN**. Shares of the Company have no par value.

DIVIDENDS

Common stock cash dividends during the years ended December 31, 2022, 2021 and 2020 aggregated to $1.125, $1.08 and $1.08, respectively.

HOLDERS

Including institutional holders, there were approximately 4,606 shareholders of record of our common shares on February 17, 2023.

UNREGISTERED SALES OF EQUITY SECURITIES

From time to time, the Company may issue shares of common stock in exchange for units in the Operating Partnership. Such shares are issued based on an exchange ratio of one common share for each unit in the Operating Partnership. During the quarter ended December 31, 2022, the Company issued 2,500 common shares in exchange for an equal number of units in the Operating Partnership pursuant to the Operating Partnership agreement.

ISSUER REPURCHASES

In February 2016, the Board of Directors approved the repurchase of up to $100 million of Rayonier's common shares (the "share repurchase program") to be made at management's and the Board of Directors' discretion. The program has no time limit and may be suspended or discontinued at any time. There were no shares repurchased under this program in the fourth quarter of 2022. As of December 31, 2022, there was $87.7 million, or approximately 2,661,664 shares based on the period-end closing stock price of $32.96, remaining under this program.

The following table provides information regarding our purchases of Rayonier common shares during the quarter ended December 31, 2022:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (b)
October 1 to October 31	—	—	—	2,603,218
November 1 to November 30	—	—	—	2,445,051
December 1 to December 31	—	—	—	2,661,664
Total	—		—	

(a) Purchases made in open-market transactions under the $100 million share repurchase program announced on February 10, 2016.

(b) Maximum number of shares authorized to be purchased at the end of October, November and December are based on month-end closing stock prices of $33.70, $35.88 and $32.96, respectively.

Rayonier, L.P.

MARKET FOR UNITS OF THE OPERATING PARTNERSHIP

There is no public trading market for Operating Partnership units.

HOLDERS

Including institutional holders, there were approximately 15 holders of record of our Operating Partnership units (other than the Company) on February 17, 2023.

DISTRIBUTIONS

The distribution rate on the Operating Partnership's units is equal to the dividend rate on Rayonier Inc.'s common shares.

UNREGISTERED SALES OF EQUITY SECURITIES

There were no unregistered sales of equity securities made by the Operating Partnership during the quarter ended December 31, 2022.

ISSUER PURCHASES OF EQUITY SECURITIES

Pursuant to the Operating Partnership's limited partnership agreement, limited partners have the right to redeem their Operating Partnership units for cash, or at our election, shares of Rayonier Common Stock on a one-for-one basis. During the quarter ended December 31, 2022, 2,500 Operating Partnership units held by limited partners were redeemed in exchange for shares of Rayonier Common Stock.

STOCK PERFORMANCE GRAPH

The following graph compares the performance of Rayonier's common shares (assuming reinvestment of dividends) with a broad-based market index (Standard & Poor's ("S&P") 500), and two industry-specific indices – the S&P Global Timber and Forestry Index and the FTSE NAREIT All Equity REIT Index.

The table and related information below shall not be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.



The data in the following table was used to create the above graph as of December 31:

	2017	2018	2019	2020	2021	2022
Rayonier Inc.	$100	$90	$111	$104	$147	$124
S&P 500® Index	100	96	126	149	192	157
S&P® Global Timber and Forestry Index	100	80	93	111	127	100
FTSE NAREIT All Equity REIT Index	100	92	114	105	144	103

Item 6.   SELECTED FINANCIAL DATA

Not applicable.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OBJECTIVE

The objective of the Management's Discussion and Analysis is to detail material information, events, uncertainties and other factors impacting the Company and the Operating Partnership and to provide investors an understanding of "Management's perspective." Item 7, Management's Discussion and Analysis (MD&A) highlights the critical areas for evaluating the Company's performance which includes a discussion on the reportable segments, liquidity and capital, and critical accounting estimates. The MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and notes.

EXECUTIVE SUMMARY

OUR COMPANY

We are a leading timberland real estate investment trust ("REIT") with assets located in some of the most productive softwood timber growing regions in the U.S. and New Zealand. Our revenues, operating income and cash flows are primarily derived from the following core business segments: Southern Timber, Pacific Northwest Timber, New Zealand Timber, Real Estate and Trading. We own or lease under long-term agreements approximately 2.4 million acres of timberland and real estate in Alabama, Arkansas, Florida, Georgia, Louisiana, Oklahoma, Oregon, South Carolina, Texas and Washington. We also have a 77% ownership interest in Matariki Forestry Group, a joint venture ("New Zealand subsidiary"), that owns or leases approximately 417,000 gross acres (297,000 net plantable acres) of timberlands in New Zealand.

Across our timberland management segments, we sell standing timber (primarily at auction to third parties) and delivered logs. Sales from our timber segments include all activities related to the harvesting of timber and other value-added activities such as the licensing of properties for hunting, the leasing of properties for mineral extraction and cell towers, as well as nature based solutions such as carbon credit sales. We believe we are the second largest publicly-traded timberland REIT and the fourth largest private timberland owner in the United States. Our Real Estate business manages all property sales and seeks to maximize the value of our properties that are more valuable for development, recreational or residential uses than for growing timber, and opportunistically sells non-strategic timberlands. Our Trading segment, primarily consisting of activity by the New Zealand subsidiary, markets and sells timber owned or acquired from third parties in New Zealand and Australia. We also engage in log trading activities from the U.S. South and U.S. Pacific Northwest.

CURRENT YEAR DEVELOPMENTS

During 2022, we acquired approximately 141,000 acres of timberlands for $458.5 million. For additional information on acquisitions, see Note 4 - Timberland Acquisitions.

INDUSTRY AND MARKET CONDITIONS

The demand for timber is directly related to the underlying demand for pulp, paper, packaging, lumber and other wood products. The significant majority of timber sold in our Southern Timber segment is consumed domestically. With a higher proportion of pulpwood, our Southern Timber segment relies heavily on downstream markets for pulp and paper, and to a lesser extent wood pellet markets. Our Pacific Northwest Timber segment relies primarily on domestic customers but also exports a significant volume of timber, particularly to China. The Southern Timber and Pacific Northwest Timber segments rely on the strength of U.S. lumber markets as well as underlying housing starts. Our New Zealand Timber segment sells timber to domestic New Zealand wood products mills and also exports a significant portion of its volume to markets in China, South Korea and Taiwan. In addition to market dynamics in the Pacific Rim, the New Zealand Timber segment is subject to foreign exchange fluctuations, which can impact the operating results of the segment in U.S. dollar terms.

During 2022, global log and lumber markets experienced increased volatility due in part to Russia's invasion of Ukraine and subsequent sanctions placed on Russia. While we do not expect our operations to be directly impacted by the conflict at this time, changes in global wood and commodity flows could impact the markets in which we operate.

In 2022, pricing in the U.S. South improved versus the prior year, with increases in both pulpwood and sawtimber prices in response to favorable local market supply and demand dynamics. While pricing can be influenced by macroeconomic factors, including residential construction activity, prices can vary considerably on a local level based on weather, the available inventory of logs, mill demand, and export market access. In the Pacific Northwest, average log prices for 2022 were higher when compared to the prior year, driven by a combination of improved sawtimber pricing resulting from strong domestic demand from lumber mills, as well as higher pulpwood pricing resulting from strong end-market demand and supply constraints. In New Zealand, average log prices for 2022 were lower than the prior year, which reflected the decline in the NZ$/US$ exchange rate, as well as the COVID lockdowns and construction market headwinds in China which constrained export market demand.

We are subject to the risk of price fluctuations in certain of our cost components, primarily logging and transportation (cut and haul), ocean freight and demurrage costs. In 2022, each of our timber segments experienced upward pressure on these cost components, with the most significant increase experienced in logging and transportation costs in our Southern Timber segment. Other major components of our cost of sales are the cost basis of timber sold (depletion) and the cost basis of real estate sold. Depletion includes the amortization of capitalized site preparation, planting and fertilization, real estate taxes, timberland lease payments and certain payroll costs. The cost basis of real estate sold includes the cost basis in land and costs directly associated with the development and construction of identified real estate projects, such as infrastructure, roadways, utilities, amenities and/or other improvements. Other costs include amortization of capitalized costs related to road and bridge construction and software, depreciation of fixed assets and equipment, road maintenance, severance and excise taxes, fire prevention and real estate commissions and closing costs.

In Real Estate, overall demand and pricing for HBU properties remained strong in 2022. While higher interest rates caused demand for certain rural properties to moderate during the second half of 2022, favorable migration and demographic trends continue to benefit our improved development properties, specifically Wildlight, our development project north of Jacksonville, Florida, and Heartwood, our development project south of Savannah, Georgia.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires us to establish accounting policies and make estimates, assumptions and judgments that affect our assets, liabilities, revenues and expenses, and to disclose contingent assets and liabilities in our Annual Report on Form 10-K. We base these estimates and assumptions on historical data and trends, current fact patterns, expectations and other sources of information we believe are reasonable. Actual results may differ from these estimates.

MERCHANTABLE INVENTORY AND DEPLETION COSTS AS DETERMINED BY TIMBER HARVEST MODELS

An annual depletion rate is established for each particular region by dividing the cost of merchantable inventory (including costs described above) by standing merchantable inventory volume. Pre-merchantable records are maintained for each planted year age class, including acres planted, stems per acre and costs of planting and tending. For more information, see Discussion of Timber Inventory and Sustainable Yield in Item 1 - Business.

Significant assumptions and estimates are used in the recording of timber inventory and depletion costs. Factors that can impact timber volume include weather changes, losses due to natural causes, differences in actual versus estimated growth rates and changes in the age when timber is considered merchantable. A 3% company-wide change in estimated standing merchantable inventory would have caused an estimated change of approximately $3.9 million to 2022 depletion expense.

Merchantable standing timber inventory is estimated by our land information services group annually, using industry-standard computer software. The inventory calculation takes into account growth, in-growth (annual transfer of oldest pre-merchantable age class into merchantable inventory), timberland sales and the annual harvest specific to each business unit. The age at which timber is considered merchantable is reviewed periodically and updated for changing harvest practices, future harvest age profiles and biological growth factors.

Acquisitions of timberland can also affect the depletion rate. Upon the acquisition of timberland, we make a determination whether to combine the newly-acquired merchantable timber with an existing depletion pool or to create a new pool. The determination is based on the geographic location of the new timber, the customers/markets that will be served and species mix. During 2022, we acquired 141,000 acres of timberlands in Alabama, Florida, Georgia, Louisiana, Texas, Washington and New Zealand. These acquisitions did not have a material impact on 2022 depletion rates.

REVENUE RECOGNITION

See Note 1 - Summary of Significant Accounting Policies.

DETERMINING THE ADEQUACY OF PENSION AND OTHER POSTRETIREMENT BENEFIT ASSETS AND LIABILITIES

We have one qualified non-contributory defined benefit pension plan covering a portion of our employees and an unfunded plan that provides benefits in excess of amounts allowable under current tax law in the qualified plan. The qualified and unfunded plans are closed to new participants. Effective December 31, 2016, we froze benefits for all employees participating in the pension plans.

In 2022, we recognized $0.2 million of pension and postretirement benefit credit due to the expected return on plan assets offsetting interest costs and amortization of losses. Numerous estimates and assumptions are required to determine the proper amount of pension and postretirement liabilities and annual expense to record in our financial statements. The key assumptions include discount rate, return on assets, health care cost trends, mortality rates and longevity of employees. Although there is authoritative guidance on how to select most of the assumptions, some degree of judgment is exercised in selecting these assumptions. Different assumptions, as well as actual versus expected results, would change the periodic benefit cost and funded status of the benefit plans recognized in the financial statements. The changes in our discount rate and expected return on plan assets have an inverse relationship with our projected benefit obligation and pension expense, respectively. A hypothetical 25 basis point increase/decrease in our pension plan's discount rate would result in a decrease/increase in the projected benefit obligation of approximately $1.9 million and $2.0 million, respectively. A hypothetical 25 basis point increase/decrease in our pension plan's expected return on plan assets assumption would result in a decrease/increase in pension expense of approximately $0.2 million. See Note 18 — Employee Benefit Plans for additional information.

IMPAIRMENT OF LONG-LIVED ASSETS

We review the carrying amount of long-lived assets whenever an event or a change in circumstances indicates that the carrying value of the asset or asset group may not be recoverable through future operations. If we evaluate recoverability, we are required to estimate future cash flows and residual value of the asset or asset group. The evaluation of future cash flows requires the use of assumptions that include future economic conditions such as construction costs and sales values that may differ from actual results. An impairment loss is recognized if the carrying amount of an asset is not recoverable and exceeds its fair value. See Note 1 — Summary of Significant Accounting Policies for additional information.

DEFERRED TAX ITEMS

The Timber and Real Estate operations conducted within our REIT are generally not subject to U.S. income taxation. We expect any variability in our effective tax rate and the amount of cash taxes to be paid to be driven primarily by our New Zealand Timber and Trading segments. Rayonier's taxable REIT subsidiary is subject to U.S. federal and state income taxes. Deferred tax expense or benefit is recognized in the financial statements according to the changes in deferred tax assets and liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets will not be realized. See Note 20 — Income Taxes for additional information about our unrecognized tax benefits.

ENVIRONMENTAL AND NATURAL RESOURCE DAMAGE LIABILITIES

We determine the costs of environmental remediation for areas we have been named potentially liable parties based on evaluations of current law and existing technologies. Inherent uncertainties exist in such evaluations primarily due to unknown environmental conditions, changing governmental regulations and legal standards regarding liability and emerging remediation technologies. At December 31, 2022, the total amount of liabilities recorded on our Consolidated Balance Sheets related to environmental contamination and Natural Resource Damages was $15.6 million, which reflected an increase in liabilities related to revised environmental and natural resources damage cost estimates recorded in the fourth quarter of 2022. This is management's best estimate of the costs for remediation and restoration, however, management will continue to monitor the cleanup process and make adjustments to the liability as needed. For more information, see Governmental Regulations and Environmental Matters in Item 1 - Business, Note 1 — Summary of Significant Accounting Policies and Note 12 — Environmental Remediation Liabilities.

RESULTS OF OPERATIONS

Summary of our results of operations for the three years ended December 31:

Financial Information (in millions of dollars)	2022	2021	2020
Sales			
Southern Timber	$264.2	$204.4	$191.8
Pacific Northwest Timber	162.2	143.0	120.8
New Zealand Timber	274.1	281.2	202.3
Timber Funds (a)	—	199.4	29.6
Real Estate			
Improved Development	35.4	51.7	14.5
Unimproved Development	—	37.5	8.4
Rural	59.5	43.1	67.2
Timberland & Non-Strategic	11.4	—	19.3
Conservation Easement	—	3.9	3.1
Deferred Revenue/Other (b)	1.2	(2.4)	0.9
Large Dispositions	30.5	56.0	116.0
Total Real Estate	138.0	189.9	229.3
Trading	71.0	95.4	89.0
Intersegment Eliminations	(0.4)	(3.7)	(3.6)
Total Sales	$909.1	$1,109.6	$859.2
Operating Income (Loss)			
Southern Timber	$96.6	$66.1	$41.3
Pacific Northwest Timber	15.2	6.8	(10.0)
New Zealand Timber	30.6	51.5	30.0
Timber Funds (a)	—	63.3	(13.2)
Real Estate (b)(c)	58.5	112.5	72.0
Trading	0.4	0.1	(0.5)
Corporate and other	(35.5)	(30.6)	(45.2)
Operating Income	165.8	269.8	74.4
Interest expense	(36.2)	(44.9)	(38.8)
Interest and other miscellaneous income, net	2.6	0.2	1.2
Income tax expense	(9.4)	(14.6)	(7.0)
Net Income	122.8	210.5	29.8
Less: Net (income) loss attributable to noncontrolling interests in consolidated affiliates (d)	(13.3)	(53.4)	7.8
Net Income Attributable to Rayonier, L.P.	$109.5	$157.1	$37.6
Less: Net income attributable to noncontrolling interests in the operating partnership	(2.4)	(4.5)	(0.5)
Net Income Attributable to Rayonier Inc.	$107.1	$152.6	$37.1
Adjusted EBITDA (e)			
Southern Timber	$156.9	$120.2	$109.1
Pacific Northwest Timber	63.9	57.3	37.1
New Zealand Timber	54.5	78.5	55.0
Timber Funds	—	2.3	1.8
Real Estate	72.7	100.7	91.4
Trading	0.4	0.1	(0.5)
Corporate and other	(34.2)	(29.4)	(26.6)
Total Adjusted EBITDA (e)	$314.2	$329.8	$267.4

(a) The year ended December 31, 2021 includes sales and operating income of $156.8 million and $51.5 million, respectively, from Fund II Timberland Dispositions.

(b) Includes deferred revenue adjustments, revenue true-ups and marketing fees related to Improved Development sales in addition to residential and commercial lease revenue.

(c) The year ended December 31, 2022 includes $16.0 million of equity income from the sale of a multi-family apartment complex in Bainbridge Island, Washington and $16.6 million from Large Dispositions. The years ended December 31, 2021 and December 31, 2020 include income of $44.8 million and $28.7 million, respectively, from Large Dispositions.

(d) The year ended December 31, 2021 includes a $41.2 million gain from Fund II Timberland Dispositions. The year ended December 31, 2020 includes a $7.3 million loss related to timber write-offs resulting from casualty events.

(e) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 - Performance and Liquidity Indicators.

Southern Timber Overview	2022	2021	2020
Sales Volume (in thousands of tons)			
Pine Pulpwood	3,911	3,516	3,804
Pine Sawtimber	2,041	2,001	2,243
Total Pine Volume	5,952	5,517	6,047
Hardwood	331	177	152
Total Volume	6,283	5,694	6,199
% Delivered Volume (vs. Total Volume)	43%	40%	41%
% Pine Sawtimber Volume (vs. Total Pine Volume)	34%	36%	37%
% Export Volume (vs. Total Volume) (a)	2%	5%	3%
Net Stumpage Prices (dollars per ton) (b)			
Pine Pulpwood	$22.45	$19.09	$15.83
Pine Sawtimber	34.36	28.27	25.72
Weighted Average Pine	$26.53	$22.42	$19.50
Hardwood	23.48	17.96	11.52
Weighted Average Total	$26.37	$22.28	$19.30
Summary Financial Data (in millions of dollars)			
Timber Sales	$236.6	$179.8	$170.2
Less: Cut and Haul	(64.0)	(43.6)	(45.4)
Less: Port and Freight	(6.8)	(9.4)	(5.2)
Net Stumpage Sales	$165.8	$126.9	$119.6
Non-Timber Sales	27.6	24.6	21.6
Total Sales	$264.2	$204.4	$191.8
Operating Income	$96.6	$66.1	$41.3
(+) Timber write-offs resulting from casualty events (c)	—	—	6.0
(+) Depreciation, depletion and amortization	60.3	54.1	61.8
Adjusted EBITDA (d)	$156.9	$120.2	$109.1
Other Data			
Year-End Acres (in thousands)	1,919	1,798	1,733

(a) Estimated percentage of export volume, which includes volumes sold to third-party exporters in addition to direct exports through our log export program.

(b) Pulpwood and sawtimber product pricing for composite stumpage sales is estimated based on market data.

(c) Timber write-offs resulting from casualty events include the write-off of merchantable and pre-merchantable timber volume destroyed by casualty events which cannot be salvaged.

(d) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 - Performance and Liquidity Indicators.

Pacific Northwest Timber Overview	2022	2021	2020
Sales Volume (in thousands of tons)			
Pulpwood	300	287	297
Sawtimber	1,285	1,382	1,306
Total Volume	1,585	1,669	1,603
% Delivered Volume (vs. Total Volume)	92%	88%	90%
% Sawtimber Volume (vs. Total Volume)	81%	83%	82%
% Export Volume (vs. Total Volume) (a)	11%	16%	10%
Delivered Log Pricing (in dollars per ton)			
Pulpwood	$50.83	$31.65	$35.51
Sawtimber	112.44	97.87	84.93
Weighted Average Log Price	$100.50	$86.23	$75.44
Summary Financial Data (in millions of dollars)			
Timber Sales	$156.6	$137.1	$116.6
Less: Cut and Haul	(62.7)	(55.3)	(54.6)
Less: Port and Freight	(2.8)	—	—
Net Stumpage Sales	$91.1	$81.8	$62.0
Non-Timber Sales	5.6	5.9	4.2
Total Sales	$162.2	$143.0	$120.8
Operating Income (Loss)	$15.2	$6.8	($10.0)
(+) Timber write-off resulting from casualty events (b)	0.7	—	—
(+) Depreciation, depletion and amortization	48.0	50.5	47.1
Adjusted EBITDA (c)	$63.9	$57.3	$37.1
Other Data			
Year-End Acres (in thousands)	474	490	507
Northwest Sawtimber (in dollars per MBF) (d)	$849	$748	$666

(a) Estimated percentage of export volume, which includes volumes sold to third-party exporters in addition to direct exports through our log export program.

(b) Timber write-off resulting from casualty events includes the write-off of merchantable and pre-merchantable timber volume related to a fire casualty event.

(c) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 - Performance and Liquidity Indicators.

(d) Delivered Sawtimber excluding chip-n-saw.

New Zealand Timber Overview	2022	2021	2020
Sales Volume (in thousands of tons)			
Domestic Pulpwood (Delivered)	388	425	470
Domestic Sawtimber (Delivered)	686	671	665
Export Pulpwood (Delivered)	182	198	133
Export Sawtimber (Delivered)	1,360	1,308	1,221
Total Volume	2,616	2,602	2,488
% Delivered Volume (vs. Total Volume)	100%	100%	100%
% Sawtimber Volume (vs. Total Volume)	78%	76%	76%
% Export Volume (vs. Total Volume) (a)	59%	58%	54%
Delivered Log Pricing (in dollars per ton)			
Domestic Pulpwood	$33.50	$41.97	$33.79
Domestic Sawtimber	71.87	83.19	70.37
Export Sawtimber	124.91	138.84	98.47
Weighted Average Log Price	$96.77	$107.65	$78.17
Summary Financial Data (in millions of dollars)			
Timber Sales	$253.1	$280.1	$194.5
Less: Cut and Haul	(95.8)	(93.4)	(77.6)
Less: Port and Freight Costs	(92.5)	(89.6)	(42.9)
Net Stumpage Sales	$64.8	$97.1	$74.0
Non-Timber Sales / Carbon Credits	21.0	1.1	7.8
Total Sales	$274.1	$281.2	$202.3
Operating Income	$30.6	$51.5	$30.0
(+) Depreciation, depletion and amortization	23.9	27.0	25.0
Adjusted EBITDA (b)	$54.5	$78.5	$55.0
Other Data			
New Zealand Dollar to U.S. Dollar Exchange Rate (c)	0.6350	0.7090	0.6522
Net Plantable Year-End Acres (in thousands)	297	296	296
Export Sawtimber (in dollars per JAS m^3)	$145.23	$161.42	$114.50
Domestic Sawtimber (in $NZD per tonne)	$124.50	$129.07	$118.69

(a) Estimated percentage of export volume which includes volumes sold to third-party exporters in addition to direct exports through our log export program.

(b) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 - Performance and Liquidity Indicators.

(c) Represents the period average rates for each year.

Real Estate Overview	2022	2021	2020
Sales (in millions of dollars)			
Improved Development (a)	$35.4	$51.7	$14.5
Unimproved Development	—	37.5	8.4
Rural	59.5	43.1	67.2
Timberland & Non-Strategic	11.4	—	19.3
Conservation Easement	—	3.9	3.1
Deferred Revenue/Other (b)	1.2	(2.4)	0.9
Large Dispositions (c)	30.5	56.0	116.0
Total Sales	$138.0	$189.9	$229.3
Acres Sold			
Improved Development (a)	225	791	330
Unimproved Development	—	359	570
Rural	13,156	14,565	22,437
Timberland & Non-Strategic	3,966	34	20,701
Large Dispositions (c)	10,977	16,622	66,946
Total Acres Sold	28,323	32,371	110,984
Price per Acre (dollars per acre)			
Improved Development (a)	$157,424	$65,375	$43,957
Unimproved Development	—	104,579	14,780
Rural	4,522	2,958	2,993
Timberland & Non-Strategic	2,874	1,297	930
Large Dispositions (c)	2,776	3,372	1,733
Weighted Average (Total) (d)	$6,128	$8,403	$2,483
Weighted Average (Adjusted) (e)	$4,140	$5,391	$2,170
Total Sales (Excluding Large Dispositions)	$107.5	$133.9	$113.3
Operating Income	$58.5	$112.5	$72.0
(+) Depreciation, depletion and amortization	13.9	7.9	17.7
(+) Non-cash cost of land and improved development	28.4	25.0	30.4
(–) Gain associated with the multi-family apartment complex sale attributable to NCI (f)	(11.5)	—	—
(–) Large Dispositions (c)	(16.6)	(44.8)	(28.7)
Adjusted EBITDA (g)	$72.7	$100.7	$91.4

(a) Reflects land with capital invested in infrastructure improvements.
(b) Includes deferred revenue adjustments, revenue true-ups and marketing fees related to Improved Development sales in addition to residential and commercial lease revenue.
(c) Large Dispositions are defined as transactions involving the sale of timberland that exceed $20 million in size and do not have a demonstrable premium relative to timberland value.
(d) Excludes Large Dispositions.
(e) Excludes Improved Development and Large Dispositions.
(f) Gain associated with the multi-family apartment complex sale attributable to NCI represents the gain recognized in connection with the sale of property by the Bainbridge Landing joint venture attributable to noncontrolling interests.
(g) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 - Performance and Liquidity Indicators.

Trading Overview	2022	2021	2020
Sales Volume (in thousands of tons)			
U.S.	99	1	1
NZ	460	705	959
Total Volume	559	706	960
Summary Financial Data (in millions of dollars)			
Trading Sales	$69.3	$93.6	$87.6
Non-Timber Sales	1.7	1.7	1.4
Total Sales	$71.0	$95.4	$89.0
Operating Income (Loss)	$0.4	$0.1	($0.5)
Adjusted EBITDA (a)	$0.4	$0.1	($0.5)

(a) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 - Performance and Liquidity Indicators.

Capital Expenditures By Segment	2022	2021	2020
Timber Capital Expenditures (in millions of dollars)			
Southern Timber			
Reforestation, silvicultural and other capital expenditures	$24.1	$21.5	$20.7
Property taxes	7.1	6.8	6.8
Lease and timber deed payments	3.1	3.1	3.5
Allocated overhead	4.9	4.4	4.4
Subtotal Southern Timber	$39.3	$35.8	$35.5
Pacific Northwest Timber			
Reforestation, silvicultural and other capital expenditures	10.5	10.8	6.5
Property taxes	1.1	1.1	0.8
Allocated overhead	5.2	4.7	4.1
Subtotal Pacific Northwest Timber	$16.8	$16.6	$11.4
New Zealand Timber			
Reforestation, silvicultural and other capital expenditures	10.9	11.2	8.9
Property taxes	0.8	0.8	0.7
Lease and timber deed payments	4.4	5.2	4.3
Allocated overhead	2.4	3.0	2.7
Subtotal New Zealand Timber	$18.5	$20.1	$16.6
Total Timber Segments Capital Expenditures	$74.5	$72.5	$63.5
Timber Funds ("Look-through") (a)	—	0.5	0.3
Real Estate	0.3	0.2	0.4
Total Capital Expenditures	$74.8	$73.2	$64.2
Timberland Acquisitions			
Southern Timber	$457.8	$168.2	$24.2
New Zealand Timber	0.7	10.9	0.5
Total Timberland Acquisitions	$458.5	$179.1	$24.7
Real Estate Development Investments (b)	$13.7	$12.5	$6.5

(a) The years ended December 31, 2021 and December 31, 2020 exclude $2.8 million and $2.3 million, respectively, of capital expenditures attributable to noncontrolling interests in Timber Funds.

(b) Represents investments in master infrastructure or entitlements in our real estate development projects. Real Estate Development Investments are amortized as the underlying properties are sold and included in Non-Cash Cost of Land and Improved Development.

RESULTS OF OPERATIONS, 2022 VERSUS 2021
(millions of dollars)

The following tables summarize sales, operating income and Adjusted EBITDA variances for 2022 versus 2021:

Sales	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Timber Funds	Real Estate	Trading	Elim.	Total
2021	$204.4	$143.0	$281.2	$199.4	$189.9	$95.4	($3.7)	$1,109.6
Volume	13.1	(4.1)	1.4	—	12.9	(19.5)	—	3.8
Price	25.7	11.3	(37.5)	—	(39.9)	(4.8)	—	(45.2)
Non-timber sales	3.0	(0.3)	20.0	—	—	0.1	—	22.8
Foreign exchange (a)	—	—	(7.5)	—	—	—	—	(7.5)
Other	18.0 (b)	12.3 (b)	16.5 (c)	(199.4)	(24.9) (d)	(0.2)	3.3 (e)	(174.4)
2022	$264.2	$162.2	$274.1	—	$138.0	$71.0	($0.4)	$909.1

(a) Net of currency hedging impact.
(b) Includes variance due to stumpage versus delivered sales.
(c) Includes variance due to domestic versus export sales.
(d) Includes a $25.6 million decrease in Large Dispositions in addition to Conservation Easements sales in 2021.
(e) Includes a decrease in Intersegment eliminations related to timberland management fees paid by the timber funds and reported as sales within the Timber Funds segment.

Operating Income	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Timber Funds	Real Estate	Trading	Corporate and Other	Total
2021	$66.1	$6.8	$51.5	$63.3	$112.5	$0.1	($30.6)	$269.8
Volume	7.5	(1.1)	0.4	—	9.7	—	—	16.5
Price (a)	25.7	11.3	(37.5)	—	(39.9)	—	—	(40.4)
Cost	(4.5)	(2.2)	(1.9)	—	(7.6)	0.2	(4.9)	(20.9)
Non-timber income	2.5	(0.3)	19.7	—	—	0.1	—	22.0
Foreign exchange (b)	—	—	(2.1)	—	—	—	—	(2.1)
Depreciation, depletion & amortization	(0.7)	—	0.5	—	(5.3)	—	—	(5.5)
Non-cash cost of land and improved development	—	—	—	—	(2.4)	—	—	(2.4)
Other (c)	—	0.7	—	(63.3)	(8.5)	—	—	(71.1)
2022	$96.6	$15.2	$30.6	—	$58.5	$0.4	($35.5)	$165.8

(a) For Timber segments, price reflects net stumpage realizations (i.e. net of cut and haul and shipping costs). For Real Estate, price is presented net of cash closing costs.
(b) Net of currency hedging impact.
(c) Real Estate primarily includes Large Dispositions and equity income from joint venture entities, including the gain from the sale of the multi-family apartment complex in Bainbridge Island, Washington.

Adjusted EBITDA (a)	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Timber Funds	Real Estate	Trading	Corporate and Other	Total
2021	$120.2	$57.3	$78.5	$2.3	$100.7	$0.1	($29.4)	$329.8
Volume	13.0	(3.6)	0.5	—	12.9	—	—	22.8
Price (b)	25.7	11.3	(37.5)	—	(39.9)	—	—	(40.4)
Cost	(4.5)	(2.2)	(1.9)	—	(7.6)	0.2	(4.8)	(20.8)
Non-timber income	2.5	(0.3)	19.7	—	—	0.1	—	22.0
Foreign exchange (c)	—	—	(4.8)	—	—	—	—	(4.8)
Other (d)	—	1.4	—	(2.3)	6.6	—	—	5.7
2022	$156.9	$63.9	$54.5	—	$72.7	$0.4	($34.2)	$314.2

(a) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 - Performance and Liquidity Indicators.
(b) For Timber segments, price reflects net stumpage realizations (i.e. net of cut and haul and shipping costs). For Real Estate, price is presented net of cash closing costs.
(c) Net of currency hedging impact.
(d) Pacific Northwest Timber includes a $1.4 million timber reservation sale to a conservation group.

SOUTHERN TIMBER

Full-year sales of $264.2 million increased $59.8 million, or 29%, versus the prior year, including an increase in non-timber sales of $3.0 million versus the prior year. Harvest volumes increased 10% to 6.28 million tons versus 5.69 million tons in the prior year. Average pine sawtimber stumpage prices increased 22% to $34.36 per ton versus $28.27 per ton in the prior year, while average pine pulpwood stumpage prices increased 18% to $22.45 per ton versus $19.09 in the prior year. The increase in average pine pulpwood prices was primarily due to strong domestic demand. The increase in average pine sawtimber prices was primarily due to strong domestic lumber demand, as well as upward pressure on chip-n-saw pricing due to increased competition from pulp mills.

Operating income of $96.6 million increased $30.5 million versus the prior year due to higher net stumpage realizations ($25.7 million), higher volumes ($7.5 million), and higher non-timber income ($2.5 million), partially offset by higher costs ($4.5 million) and higher depletion rates ($0.7 million). Full-year Adjusted EBITDA of $156.9 million was $36.7 million above the prior year.

PACIFIC NORTHWEST TIMBER

Full-year sales of $162.2 million increased $19.2 million, or 13%, versus the prior year. Harvest volumes decreased 5% to 1.59 million tons versus 1.67 million tons in the prior year. Average delivered sawtimber prices increased 15% to $112.44 per ton versus $97.87 per ton in the prior year, reflecting relatively strong customer demand and a favorable species mix, as a higher proportion of Douglas-fir sawtimber was harvested. Average delivered pulpwood prices increased 61% to $50.83 per ton versus $31.65 per ton in the prior year, primarily driven by supply constraints amid strong end-market demand.

Operating income of $15.2 million improved $8.4 million versus the prior year, primarily due to higher net stumpage realizations ($11.3 million) and a timber reservation sale to a conservation group ($1.4 million), partially offset by higher costs ($2.2 million), lower volumes ($1.1 million), a timber write-off resulting from casualty events ($0.7 million), and lower non-timber income ($0.3 million). Full-year Adjusted EBITDA of $63.9 million was $6.6 million above the prior year.

NEW ZEALAND TIMBER

Full-year sales of $274.1 million decreased $7.1 million, or 3%, versus the prior year. Harvest volumes increased 1% to 2.62 million tons versus 2.60 million tons in the prior year driven by slightly higher export demand versus the prior year period that was negatively impacted by COVID-19 related headwinds. Average delivered prices for export sawtimber decreased 10% to $124.91 per ton versus $138.84 per ton in the prior year, while average delivered prices for domestic sawtimber decreased 14% to $71.87 per ton versus $83.19 per ton in the prior year. The decrease in export sawtimber prices primarily reflected constrained export market demand due to COVID lockdowns and construction market headwinds in China. The decrease in domestic sawtimber prices (in U.S. dollar terms) was primarily driven by the NZ$/US$ exchange rate (US$0.64 per NZ$1.00 versus US$0.71 per NZ$1.00). Excluding the impact of foreign exchange rates, domestic sawtimber prices decreased 4% from the prior year, reflecting slowing domestic market demand and additional supply due to export market headwinds.

Operating income of $30.6 million decreased $20.9 million versus the prior year due to lower net stumpage realizations ($37.5 million), unfavorable foreign exchange impacts ($2.1 million), and higher forest management costs ($1.9 million), partially offset by lower depletion rates ($0.5 million), higher volumes ($0.4 million), and higher non-timber income ($19.7 million). Full-year Adjusted EBITDA of $54.5 million was $24.0 million below the prior year.

TIMBER FUNDS

During 2021, we sold the rights to manage Fund III and Fund IV, as well as our ownership interests in both funds, and we completed the liquidation of Fund II timberland assets. As such, we had no sales, operating income or Adjusted EBITDA in 2022 in the Timber Funds segment.

REAL ESTATE

Full-year sales of $138.0 million decreased $51.9 million versus the prior year, while operating income of $58.5 million decreased $54.0 million versus the prior year. Sales and operating income in the current year included $30.5 million and $16.6 million, respectively, from Large Dispositions. Current year operating income also included an $11.5 million gain attributable to noncontrolling interests from the sale of a multi-family apartment complex in Bainbridge Island, Washington. Prior year sales and operating income included $56.0 million and $44.8 million, respectively, from Large Dispositions. Sales decreased primarily due to lower volumes (28,323 acres sold versus 32,371 acres sold in the prior year) and lower weighted average prices ($4,829 per acre versus $5,820 per acre in the prior year). Full-year Adjusted EBITDA of $72.7 million was $28.0 million below the prior year.

TRADING

Full-year sales of $71.0 million decreased $24.4 million versus the prior year due to lower volumes and prices. Sales volumes decreased 21% to 559,000 tons versus 706,000 tons in the prior year. Operating income and Adjusted EBITDA increased $0.2 million versus the prior year.

CORPORATE AND OTHER EXPENSE/ELIMINATIONS

Full-year corporate and other operating expense of $35.5 million increased $4.9 million versus the prior year, primarily due to higher compensation expenses ($3.9 million), higher legal costs ($0.7 million), higher meals and travel expenses ($0.6 million), and higher other overhead costs ($0.4 million), partially offset by lower benefit costs ($0.7 million).

INTEREST EXPENSE

Full-year interest expense of $36.2 million decreased $8.7 million versus the prior year period, as the prior year period included a $2.2 million loss from the termination of a cash flow hedge. Additionally, full-year interest expense benefited from lower average outstanding debt and a lower weighted-average interest rate as compared to the prior year period.

INTEREST AND OTHER MISCELLANEOUS INCOME, NET

Other non-operating income of $2.6 million increased $2.4 million versus the prior year primarily due to increased interest income and prior year costs related to debt extinguishments and modifications, partially offset by increased environmental and natural resource damage remediation costs.

INCOME TAX EXPENSE

Full-year income tax expense of $9.4 million decreased $5.3 million versus the prior year period as a result of lower taxable income. The New Zealand subsidiary is the primary driver of income tax expense.

RESULTS OF OPERATIONS, 2021 VERSUS 2020

Refer to Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" section contained in our Annual Report on Form 10-K for the year ended December 31, 2021 for the results of operations discussion for the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020.

OUTLOOK FOR 2023

In 2023, we expect to achieve full-year harvest volumes in our Southern Timber segment of 6.7 to 7.0 million tons. The anticipated increase relative to 2022 reflects the additional volume associated with our previously announced acquisitions. We also anticipate higher non-timber income for full-year 2023 as compared to full-year 2022. However, we expect that the increase in harvest volumes and non-timber income will be largely offset by lower weighted average stumpage realizations due to softer demand as well as higher harvest and transportation costs.

In our Pacific Northwest Timber segment, we expect to achieve full-year harvest volumes of approximately 1.5 to 1.6 million tons. The anticipated decrease relative to 2022 reflects recent land sales activity, a more muted domestic demand outlook, and an ongoing mix shift toward Douglas-fir, which has a lower MBF-to-ton conversion ratio. We further expect weighted average pricing to decline relative to full-year 2022 due to weaker macroeconomic conditions and lower lumber prices.

In our New Zealand Timber segment, we expect to achieve full-year harvest volumes of 2.5 to 2.7 million tons. We anticipate that stumpage margins will remain under pressure to start the year but are optimistic that export market conditions will gradually improve as the operating environment in China normalizes following the COVID-related disruptions that persisted throughout 2022. We further expect that favorable carbon credit pricing and volumes will contribute to improved results in 2023.

In our Real Estate segment, we are encouraged by the continued interest in both our development projects and rural properties despite the higher interest rate environment. However, we anticipate that real estate activity will be significantly weighted to the second half of the year, with relatively limited activity in the first quarter in particular.

Our 2023 outlook is subject to a number of variables and uncertainties, including those discussed at Item 1A — Risk Factors.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of cash is cash flow from operations, primarily the harvesting of timber and sales of real estate. As a REIT, our main use of cash is dividends on Rayonier Inc. common shares and distributions on Rayonier, L.P. units. We also use cash to maintain the productivity of our timberlands through replanting and silviculture. Our operations have generally produced consistent cash flow and required limited capital resources. Short-term borrowings have helped fund working capital needs, while acquisitions of timberlands generally require funding from external sources or Large Dispositions.

STRATEGY

We continuously evaluate our capital structure. Our strategy is to maintain a weighted-average cost of capital competitive with other timberland REITs and TIMOs, while maintaining an investment grade debt rating as well as retaining the flexibility to actively pursue capital allocation opportunities as they become available. Overall, we believe we have adequate liquidity and sources of capital to run our businesses efficiently and effectively and to maximize the value of our timberland and real estate assets under management.

CREDIT RATINGS

Both our ability to obtain financing and the related costs of borrowing are affected by our credit ratings, which are periodically reviewed by the rating agencies. As of December 31, 2022, our credit ratings from S&P and Moody's were "BBB-" and "Baa3," respectively, with both agencies listing our outlook as "Stable."

SUMMARY OF LIQUIDITY AND FINANCING COMMITMENTS

	As of December 31,		
(in millions of dollars)	2022	2021	2020
Cash and cash equivalents (excluding Timber Funds)	$114.3	$358.7	$80.5
Total debt (excluding Timber Funds) (a)	1,523.1	1,376.1	1,294.9
Noncontrolling interests in the operating partnership	105.8	133.8	130.1
Shareholders' equity	1,880.7	1,815.6	1,862.6
Net Income Attributable to Rayonier Inc.	107.1	152.6	37.1
Adjusted EBITDA (b)	314.2	329.8	267.4
Total capitalization (total debt plus permanent and temporary equity)	3,509.6	3,325.5	3,287.6
Debt to capital ratio	43%	41%	39%
Debt to Adjusted EBITDA (b)	4.8	4.2	4.8
Net debt to Adjusted EBITDA (b)(c)	4.5	3.1	4.5
Net debt to enterprise value (c)(d)	22%	14%	23%

(a)   Total debt as of December 31, 2022, 2021 and 2020 reflects the principal on long-term debt, net of fair market value adjustments and gross of deferred financing costs and unamortized discounts of $8.4 million, $8.3 million and $2.5 million, respectively.

(b)   For a reconciliation of Adjusted EBITDA to net income see Management's Discussion and Analysis of Financial Condition and Results of Operations—Performance and Liquidity Indicators.

(c)   Net debt is calculated as total debt less cash and cash equivalents.

(d)   Enterprise value based on market capitalization (including Rayonier, L.P. "OP" units) plus net debt based on Rayonier's share price of $32.96, $40.36, and $29.38 as of December 31, 2022, 2021 and 2020, respectively.

AT-THE-MARKET EQUITY OFFERING PROGRAM ("ATM Program"

On November 4, 2022 we entered into a new distribution agreement with a group of sales agents through which we may sell common shares, from time to time, having an aggregate sales price of up to $300 million (the "2022 ATM Program"). As of December 31, 2022, $270.7 million remains available for issuance under the 2022 ATM Program.

The following table outlines the common stock issuance pursuant to our ATM Programs (dollars in millions):

	Year Ended December 31,	
	2022	**2021**
Shares of common stock issued under the ATM Programs	1,579,228	6,357,972
Average price of common stock issued under the ATM Programs	$38.05	$37.05
Gross proceeds	$60.4	$235.5
Commissions	$0.6	$2.4

CASH FLOWS

The following table summarizes our cash flows from operating, investing and financing activities for each of the three years ended December 31 (in millions of dollars):

	2022	**2021**	**2020**
Total cash provided by (used for):			
Operating activities	$269.2	$325.1	$204.2
Investing activities	(516.4)	(26.3)	(213.6)
Financing activities	(4.6)	(16.3)	27.0
Effect of exchange rate changes on cash	(1.9)	(0.9)	(0.1)
Change in cash, cash equivalents and restricted cash	($253.7)	$281.7	$17.5

CASH PROVIDED BY OPERATING ACTIVITIES

Cash provided by operating activities decreased $55.9 million versus the prior year primarily due to lower operating results and higher cash taxes paid.

CASH USED FOR INVESTING ACTIVITIES

Cash used for investing activities increased $490.1 million versus the prior year primarily due to higher cash used for timberland acquisitions ($279.4 million), prior year net proceeds from the sale of Timber Fund II timberlands ($154.7 million) and Timber Funds III and IV ($31.0 million), lower proceeds from Large Dispositions ($25.2 million) and higher real estate development investments ($1.2 million), partially offset by lower capital expenditures ($1.2 million) and other investing activities ($0.2 million).

CASH USED FOR FINANCING ACTIVITIES

Cash used for financing activities decreased $11.7 million from the prior year due to an increase in net borrowings ($98.6 million), lower distributions to noncontrolling interests in consolidated affiliates ($89.5 million), make-whole fees on debt prepayments in the prior year ($6.2 million), lower debt issuance costs ($4.1 million) and lower distributions to noncontrolling interests in the operating partnership ($0.6 million), partially offset by lower proceeds from the issuance of common shares under the ATM Program ($169.3 million), higher dividends paid on common stock ($12.2 million), lower proceeds from the issuance of common shares under the incentive stock plan ($3.3 million) and increases in share repurchases for tax withholding on vested incentive stock awards ($2.6 million).

FUTURE USES OF CASH

We expect future uses of cash to include working capital requirements, principal and interest payments on long-term debt, lease payments, capital expenditures, real estate development investments, timberland acquisitions, dividends on Rayonier Inc. common shares and distributions on Rayonier, L.P. units, distributions to noncontrolling interests, and repurchases of the Company's common shares to satisfy other commitments.

Significant long-term uses of cash include the following (in millions):

Future uses of cash (in millions)	Total	Payments Due by Period			
		2023	2024-2025	2026-2027	Thereafter
Long-term debt (a)	$1,523.1	—	$21.9	$501.2	$1,000.0
Interest payments on long-term debt (b)	388.5	70.0	139.7	115.6	63.2
Operating leases — timberland (c)	194.9	8.8	16.8	15.2	154.1
Operating leases — PP&E, offices (c)	7.3	1.2	1.9	1.0	3.2
Commitments — development projects (d)	32.2	27.0	1.2	0.5	3.5
Commitments — derivatives (e)	5.9	5.5	0.4	—	—
Commitments — environmental remediation (f)	15.6	1.2	10.2	1.4	2.8
Commitments — other (g)	1.5	0.8	0.7	—	—
Total	$2,169.0	$114.5	$192.8	$634.9	$1,226.8

(a) The book value of long-term debt, net of deferred financing costs and unamortized discounts, is currently recorded at $1,514.7 million on our Consolidated Balance Sheets, but upon maturity the liability will be $1,523.1 million. See Note 7 - Debt for additional information.

(b) Projected interest payments for variable-rate debt were calculated based on outstanding principal amounts and interest rates as of December 31, 2022.

(c) Excludes anticipated renewal options.

(d) Commitments — development projects primarily consists of payments expected to be made on our Wildlight and Heartwood projects.

(e) Commitments — derivatives represent payments expected to be made on derivative financial instruments (foreign exchange contracts). See Note 8 — Derivative Financial Instruments and Hedging Activities for additional information.

(f) Commitments — environmental remediation represents our estimate of potential liability associated with environmental contamination and Natural Resource Damages in Port Gamble, Washington. See Note 12 - Environmental and Natural Resource Damage Liabilities for additional information.

(g) Commitments — other includes other purchase obligations.

We expect to fund future uses of cash with a combination of existing cash balances, cash generated by operating activities, the remaining issuances available under the Company's ATM Program, Large Dispositions and the use of our revolving credit facilities. We believe we have sufficient sources of funding to meet our business requirements for the next 12 months and in the longer term.

EXPECTED 2023 EXPENDITURES

Capital expenditures in 2023 are forecasted to be between $85 million and $95 million, excluding any strategic timberland acquisitions we may make. Capital expenditures are expected to primarily consist of seedling planting, fertilization and other silvicultural activities, property taxes, lease payments, allocated overhead and other capitalized costs. Aside from capital expenditures, we may also acquire timberland as we actively evaluate acquisition opportunities.

Real estate development investments in 2023 are expected to be between $25 million and $28 million, net of anticipated reimbursements. Expected real estate development investments are primarily related to Wildlight, our mixed-use community development project located north of Jacksonville, Florida and Heartwood, our mixed-use development project located in Richmond Hill just south of Savannah, Georgia.

Our 2023 dividend payments on Rayonier Inc. common shares and distributions to Rayonier, L.P. unitholders are expected to be approximately $167.9 million and $3.7 million, respectively, assuming no change in the quarterly dividend rate of $0.285 per share or material changes in the number of common shares or partnership units outstanding.

Future share repurchases, if any, will depend on the Company's liquidity and cash flow, as well as general market conditions and other considerations including capital allocation priorities.

We made no discretionary pension contributions in 2022. We expect to make estimated cash contributions in 2023 of approximately $7.6 million in order to fund the Defined Benefit Plan on a plan termination basis. Additionally, we anticipate settling the Excess Benefit Plan with lump sum payments upon termination of the Defined Benefit Plan with cash contributions of approximately $1.3 million. See Note 18 — Employee Benefit Plans for additional information.

Cash income tax payments in 2023 are expected to be between $5 million and $9 million, primarily due to the New Zealand subsidiary.

OFF-BALANCE SHEET ARRANGEMENTS

We utilize off-balance sheet arrangements to provide credit support for certain suppliers and vendors in case of their default on critical obligations, and collateral for outstanding claims under our previous workers' compensation self-insurance programs. These arrangements consist of standby letters of credit and surety bonds. As part of our ongoing operations, we also periodically issue guarantees to third parties. Off-balance sheet arrangements are not considered a source of liquidity or capital resources and do not expose us to material risks or material unfavorable financial impacts. See Note 13 — Guarantees for additional information on the letters of credit and surety bonds as of December 31, 2022.

SUMMARY OF GUARANTOR FINANCIAL INFORMATION

In May 2021, Rayonier, L.P. issued $450 million of 2.75% Senior Notes due 2031 (the "Senior Notes due 2031"). Rayonier TRS Holdings Inc., together with Rayonier Inc. and Rayonier Operating Company LLC agreed to irrevocably, fully and unconditionally guarantee jointly and severally, the obligations of Rayonier, L.P. in regards to the Senior Notes due 2031. As a general partner of Rayonier, L.P., Rayonier Inc. consolidates Rayonier, L.P. and has no material assets or liabilities other than its interest in Rayonier, L.P. These notes are unsecured and unsubordinated and will rank equally with all other unsecured and unsubordinated indebtedness from time to time outstanding.

Rayonier, L.P. is a limited partnership, in which Rayonier Inc. is the general partner. The operating subsidiaries of Rayonier, L.P. conduct all of our operations. Rayonier, L.P.'s most significant assets are its interest in operating subsidiaries, which have been excluded in the table below to eliminate intercompany transactions between the issuer and guarantors and to exclude investments in non-guarantors. As a result, our ability to make required payments on the notes depends on the performance of our operating subsidiaries and their ability to distribute funds to us. There are no material restrictions on dividends from the operating subsidiaries.

The following table contains the summarized balance sheet information for the consolidated obligor group of debt issued by Rayonier, L.P. for the two years ended December 31:

(in millions)	December 31, 2022	December 31, 2021
Current assets	$112.2	$335.8
Non-current assets	122.8	54.6
Current liabilities	19.8	146.0
Non-current liabilities	2,001.9	1,821.7
Due to non-guarantors	520.4	570.4

The following table contains the summarized results of operations information for the consolidated obligor group of debt issued by Rayonier, L.P. for the two years ended December 31:

(in millions)	December 31, 2022	December 31, 2021
Cost and expenses	($28.9)	($27.5)
Operating loss	(28.9)	(27.3)
Net loss	(54.3)	(69.7)
Revenue from non-guarantors	977.9	1,109.4

LIQUIDITY FACILITIES

See Note 7 — Debt for information on liquidity facilities and other outstanding debt, as well as for information on covenants that must be met in connection with our Senior Notes due 2031, Term Credit Agreement, Incremental Term Loan Agreement, 2021 Incremental Term Loan Agreement, 2022 Incremental Term Loan Agreement and Revolving Credit Facility.

RESTRICTED CASH

See Note 21 — Restricted Cash for further information regarding the funds deposited with a third-party intermediary and cash held in escrow.

PERFORMANCE AND LIQUIDITY INDICATORS

The discussion below is presented to enhance the reader's understanding of our operating performance, liquidity, ability to generate cash and satisfy rating agency and creditor requirements. This information includes two measures of financial results: Adjusted Earnings before Interest, Taxes, Depreciation, Depletion and Amortization ("Adjusted EBITDA"), and Cash Available for Distribution ("CAD"). These measures are not defined by GAAP and the discussion of Adjusted EBITDA and CAD is not intended to conflict with or change any of the GAAP disclosures described above. Management considers these measures to be important to estimate the enterprise and shareholder values and of our core segments, and for allocating capital resources. In addition, analysts, investors and creditors use these measures when analyzing our operating performance, financial condition and cash generating ability. Management uses Adjusted EBITDA as a performance measure and CAD as a liquidity measure. Adjusted EBITDA and CAD as defined may not be comparable to similarly titled measures reported by other companies. These measures should not be considered in isolation from, and are not intended to represent an alternative to, our results reported in accordance with GAAP.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization, the non-cash cost of land and improved development, non-operating income and expense, operating (income) loss attributable to noncontrolling interests in Timber Funds, timber write-offs resulting from casualty events, gain associated with the multi-family apartment complex sale attributable to noncontrolling interests, costs related to the merger with Pope Resources, the gain on investment in Timber Funds, Fund II Timberland Dispositions and Large Dispositions.

Below is a reconciliation of Net Income to Adjusted EBITDA for the three years ended December 31 (in millions of dollars):

	2022	2021	2020
Net Income to Adjusted EBITDA Reconciliation			
Net Income	$122.8	$210.5	$29.8
Operating (income) loss attributable to NCI in Timber Funds	—	(45.6)	11.6
Interest, net attributable to NCI in Timber Funds	—	0.3	0.5
Income tax expense attributable to NCI in Timber Funds	—	0.1	0.2
Net income (Excluding NCI in Timber Funds)	$122.8	$165.3	$42.1
Interest, net and miscellaneous income attributable to Rayonier	33.2	44.3	38.0
Income tax expense attributable to Rayonier	9.4	14.6	6.8
Depreciation, depletion and amortization attributable to Rayonier	147.3	143.2	154.7
Non-cash cost of land and improved development	28.4	25.0	30.4
Non-operating expense (income)	0.4	—	(0.9)
Timber write-offs resulting from a casualty event attributable to Rayonier (a)	0.7	—	7.9
Gain associated with the multi-family apartment complex sale attributable to NCI (b)	(11.5)	—	—
Costs related to the merger with Pope Resources (c)	—	—	17.2
Gain on investment in Timber Funds (d)	—	(7.5)	—
Fund II Timberland Dispositions attributable to Rayonier (e)	—	(10.3)	—
Large Dispositions (f)	(16.6)	(44.8)	(28.7)
Adjusted EBITDA	$314.2	$329.8	$267.4

(a) Timber write-offs resulting from a casualty event includes the write-off of merchantable and pre-merchantable timber volume destroyed by casualty events which cannot be salvaged.
(b) Gain associated with the multi-family apartment complex sale attributable to noncontrolling interests represents the gain recognized in connection with the sale of property by the Bainbridge Landing joint venture attributable to noncontrolling interests.
(c) Costs related to the merger with Pope Resources include legal, accounting, due diligence, consulting and other costs related to the merger with Pope Resources.
(d) Gain on investment in Timber Funds represents the gain recognized on the sale of rights to manage two timber funds (Funds III and IV) previously managed by the Company's Olympic Resources Management (ORM) subsidiary, as well as its co-investment stake in both funds.
(e) Fund II Timberland Dispositions represent the disposition of Fund II Timberland assets, which we managed and owned a co-investment stake in.
(f) Large Dispositions are defined as transactions involving the sale of timberland that exceed $20 million in size and do not have a demonstrable premium relative to timberland value.

The following tables provide a reconciliation of Operating Income (Loss) by segment to Adjusted EBITDA by segment for the three years ended December 31 (in millions of dollars):

	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Timber Funds	Real Estate	Trading	Corporate and Other	Total
2022								
Operating income	$96.6	$15.2	$30.6	—	$58.5	$0.4	($35.5)	$165.8
Add: Depreciation, depletion and amortization	60.3	48.0	23.9	—	13.9	—	1.3	147.3
Add: Non-cash cost of land and improved development	—	—	—	—	28.4	—	—	28.4
Add: Timber write-offs resulting from a casualty event (a)	—	0.7	—	—	—	—	—	0.7
Less: Gain associated with the multi-family apartment complex sale attributable to NCI (b)	—	—	—	—	(11.5)	—	—	(11.5)
Less: Large Dispositions (c)	—	—	—	—	(16.6)	—	—	(16.6)
Adjusted EBITDA	$156.9	$63.9	$54.5	—	$72.7	$0.4	($34.2)	$314.2
2021								
Operating income	$66.1	$6.8	$51.5	$63.3	$112.5	$0.1	($30.6)	$269.8
Add: Depreciation, depletion and amortization	54.1	50.5	27.0	2.4	7.9	—	1.2	143.2
Add: Non-cash cost of land and improved development	—	—	—	—	25.0	—	—	25.0
Less: Operating income attributable to NCI in Timber Funds (d)	—	—	—	(45.6)	—	—	—	(45.6)
Less: Gain on investment in Timber Funds (e)	—	—	—	(7.5)	—	—	—	(7.5)
Less: Fund II Timberland Dispositions attributable to Rayonier (f)	—	—	—	(10.3)	—	—	—	(10.3)
Less: Large Dispositions (c)	—	—	—	—	(44.8)	—	—	(44.8)
Adjusted EBITDA	$120.2	$57.3	$78.5	$2.3	$100.7	$0.1	($29.4)	$329.8
2020								
Operating income (loss)	$41.3	($10.0)	$30.0	($13.2)	$72.0	($0.5)	($45.2)	$74.4
Add: Operating loss attributable to NCI in Timber Funds (d)	—	—	—	11.6	—	—	—	11.6
Add: Timber write-offs resulting from a casualty event attributable to Rayonier (a)	6.0	—	—	1.8	—	—	—	7.9
Add: Costs related to the merger with Pope Resources (g)	—	—	—	—	—	—	17.2	17.2
Add: Depreciation, depletion and amortization	61.8	47.1	25.0	1.6	17.7	—	1.4	154.7
Add: Non-cash cost of land and improved development	—	—	—	—	30.4	—	—	30.4
Less: Large Dispositions (c)	—	—	—	—	(28.7)	—	—	(28.7)
Adjusted EBITDA	$109.1	$37.1	$55.0	$1.8	$91.4	($0.5)	($26.6)	$267.4

(a) Timber write-offs resulting from a casualty event includes the write-off of merchantable and pre-merchantable timber volume destroyed by casualty events which cannot be salvaged.

(b) Gain associated with the multi-family apartment complex sale attributable to noncontrolling interests represents the gain recognized in connection with the sale of property by the Bainbridge Landing joint venture attributable to noncontrolling interests.

(c) Large Dispositions are defined as transactions involving the sale of timberland that exceed $20 million in size and do not have a demonstrable premium relative to timberland value.

(d) The year ended December 31, 2021 includes $41.2 million of income from Fund II Timberland Dispositions. The year ended December 31, 2020 includes a $7.3 million loss related to timber write-offs resulting from casualty events.

(e) Gain on investment in Timber Funds represents the gain recognized on the sale of rights to manage two timber funds (Funds III and IV) previously managed by the Company's Olympic Resources Management (ORM) subsidiary, as well as its co-investment stake in both funds.

(f) Fund II Timberland Dispositions represent the disposition of Fund II Timberland assets, which we managed and owned a co-investment stake in.

(g) Costs related to the merger with Pope Resources include legal, accounting, due diligence, consulting and other costs related to the merger with Pope Resources.

Cash Available for Distribution (CAD) is defined as cash provided by operating activities adjusted for capital spending (excluding timberland acquisitions and real estate development investments), CAD attributable to noncontrolling interests in Timber Funds, and working capital and other balance sheet changes. CAD is a non-GAAP measure of cash generated during a period that is available for common stock dividends, distributions to operating partnership unitholders, distributions to noncontrolling interests, repurchase of the Company's common shares, debt reduction, timberland acquisitions and real estate development investments. In compliance with SEC requirements for non-GAAP measures, we reduce CAD by mandatory debt repayments, which results in the measure entitled "Adjusted CAD." CAD and Adjusted CAD generated in any period are not necessarily indicative of the CAD that may be generated in future periods.

Below is a reconciliation of Cash Provided by Operating Activities to Adjusted CAD for the three years ended December 31 (in millions):

	2022	2021	2020
Cash provided by operating activities	$269.2	$325.1	$204.2
Capital expenditures from continuing operations (a)	(74.8)	(76.0)	(66.5)
Costs related to the merger with Pope Resources (b)	—	—	17.2
CAD attributable to NCI in Timber Funds	—	(12.9)	(2.8)
Working capital and other balance sheet changes	(5.9)	(28.4)	10.3
CAD	$188.5	$207.8	$162.4
Mandatory debt repayments	—	(325.0)	—
Adjusted CAD	$188.5	($117.2)	$162.4
Cash used for investing activities	($516.4)	($26.3)	($213.6)
Cash (used for) provided by financing activities	($4.6)	($16.3)	$27.0

(a) Capital expenditures exclude timberland acquisitions and real estate development investments.
(b) Costs related to the merger with Pope Resources include legal, accounting, due diligence, consulting and other costs related to the merger with Pope Resources.

The following table provides supplemental cash flow data for the three years ended December 31 (in millions):

	2022	2021	2020
Purchase of timberlands	($458.5)	($179.1)	($24.7)
Real Estate development investments	(13.7)	(12.5)	(6.5)
Distributions to noncontrolling interests in consolidated affiliates	(19.4)	(109.0)	(12.6)

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in interest rates, commodity prices and foreign exchange rates. Our objective is to minimize the economic impact of these market risks. We use derivatives in accordance with policies and procedures approved by the Audit Committee of the Board of Directors. Derivatives are managed by a senior executive committee, whose responsibilities include initiating, managing and monitoring resulting exposures. We do not enter into financial instruments for trading or speculative purposes.

Interest Rate Risk

Due to the upcoming discontinuation of LIBOR on June 30, 2023, we amended our outstanding variable rate debt agreements and active interest rate swaps to change the interest rate benchmark from LIBOR to Daily Simple SOFR in December 2022. Our forward-starting interest rate swap agreements continue to use LIBOR as the interest rate benchmark. We are exposed to interest rate risk through our variable rate debt, primarily due to changes in SOFR. However, we use interest rate swaps to manage our exposure to interest rate movements on our term credit agreements by swapping existing and anticipated future borrowings from floating rates to fixed rates. As of December 31, 2022, we had $1 billion of U.S. long-term variable rate debt outstanding on our term credit agreements.

The notional amount of outstanding interest rate swap contracts with respect to our term credit agreements at December 31, 2022 was $850 million. The Term Credit Agreement matures in April 2028, with the associated interest rate swaps maturing in August 2024. We have entered into forward starting interest rate swaps to cover $150 million of the Term Credit Agreement through the extended 2028 maturity date. The Incremental Term Loan Agreement and associated interest rate swaps mature in May 2026, and the 2021 Incremental Term Loan Facility and associated interest rate swaps mature in June 2029. We have entered into an interest rate swap agreement to cover $100 million of borrowings under the 2022 Incremental Term Loan Facility through the maturity date in December 2027. At this current borrowing and derivatives level, a hypothetical one-percentage point increase/ decrease in interest rates would result in a corresponding increase/decrease in interest payments and expense of approximately $1.5 million over a 12-month period.

The fair market value of our fixed interest rate debt is also subject to interest rate risk. The estimated fair value of our fixed rate debt at December 31, 2022 was $438.7 million compared to the $523.1 million principal amount. We use interest rates of debt with similar terms and maturities to estimate the fair value of our debt. Generally, the fair market value of fixed-rate debt will increase as interest rates fall and decrease as interest rates rise. A hypothetical one-percentage point increase/decrease in prevailing interest rates at December 31, 2022 would result in a corresponding decrease/increase in the fair value of our fixed rate debt of approximately $27 million and $30 million, respectively.

We estimate the periodic effective interest rate on our U.S. long-term fixed and variable rate debt to be approximately 3.0% after consideration of interest rate swaps and estimated patronage refunds and excluding unused commitment fees on the revolving credit facility.

The following table summarizes our outstanding debt, interest rate swaps and average interest rates, by year of expected maturity and their fair values at December 31, 2022:

(Dollars in thousands)	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
Variable rate debt:								
Principal amounts	—	—	—	$200,000	$250,000	$550,000	$1,000,000	$1,000,000
Average interest rate (a)(b)	—	—	—	5.54%	5.21%	5.41%	5.38%	
Fixed rate debt:								
Principal amounts	—	—	$21,931	$25,586	$25,586	$450,000	$523,103	$438,736
Average interest rate (b)	—	—	2.95%	3.64%	6.48%	2.75%	2.98%	
Interest rate swaps:								
Notional amount	—	$350,000	—	$200,000	$100,000	$200,000	$850,000	$60,792
Average pay rate (b)	—	2.18%	—	1.50%	3.72%	0.67%	1.85%	
Average receive rate (b)	—	4.01%	—	3.99%	3.99%	3.99%	4.00%	
Forward-starting interest rate swaps								
Notional amount	—	—	—	—	—	$150,000	$150,000	$11,939
Average pay rate (b)	—	—	—	—	—	0.83%	0.83%	
Average receive rate (b)	—	—	—	—	—	4.30%	4.30%	

(a) Excludes estimated patronage refunds.

(b) Interest rates as of December 31, 2022.

Foreign Currency Exchange Rate Risk

The New Zealand subsidiary's export sales are predominantly denominated in U.S. dollars, and therefore its cash flows are affected by fluctuations in the exchange rate between the New Zealand dollar and the U.S. dollar. This exposure is partially managed by a natural currency hedge, as ocean freight payments and shareholder distributions are also paid in U.S. dollars. We manage any excess foreign exchange exposure through the use of derivative financial instruments.

Sales and Expense Exposure

At December 31, 2022, the New Zealand subsidiary had foreign currency exchange contracts with a notional amount of $138.3 million and foreign currency option contracts with a notional amount of $78.0 million outstanding related to foreign export sales. The amount hedged represents a portion of forecasted U.S. dollar denominated export timber and log trading sales proceeds over the next 36 months and next 2 months, respectively.

The following table summarizes our outstanding foreign currency exchange rate risk contracts at December 31, 2022:

(Dollars in thousands)	0-1 months	1-2 months	2-3 months	3-6 months	6-12 months	12-18 months	18-24 months	24-36 months	Total	Fair Value
Foreign exchange contracts to sell U.S. dollar for New Zealand dollar										
Notional amount	$14,500	$9,250	$10,000	$23,000	$36,500	$26,000	$10,000	$9,000	$138,250	($4,539)
Average contract rate	1.4566	1.4650	1.4556	1.4771	1.5050	1.5749	1.6698	1.7088	1.5274	
Foreign currency option contracts to sell U.S. dollar for New Zealand dollar										
Notional amount	—	—	—	$2,000	$12,000	$6,000	$20,000	$38,000	$78,000	$569
Average strike price	—	—	—	1.4744	1.4941	1.5684	1.6416	1.6946	1.6348	

Item 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Rayonier Inc.

To Our Shareholders:

The management of Rayonier Inc. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our system of internal controls over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of the inherent limitations of internal control over financial reporting, misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Rayonier Inc.'s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, we used the framework included in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation under the criteria set forth in *Internal Control — Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an audit report on the Company's internal control over financial reporting as of December 31, 2022. The report on the Company's internal control over financial reporting as of December 31, 2022, is on page 61.

RAYONIER INC.

By: /s/ DAVID L. NUNES
    _____
    David L. Nunes
    Chief Executive Officer
    (Principal Executive Officer)

    February 24, 2023

By: /s/ MARK MCHUGH
    _____
    Mark McHugh
    President and Chief Financial Officer
    (Principal Financial Officer)

    February 24, 2023

By: /s/ APRIL TICE
    _____
    April Tice
    Vice President and Chief Accounting Officer
    (Principal Accounting Officer)

    February 24, 2023

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Rayonier, L.P.

To Our Unitholders:

The management of Rayonier, L.P. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our system of internal controls over financial reporting is designed to provide reasonable assurance to the Operating Partnership's management and the Rayonier Inc. Board of Directors regarding the preparation and fair presentation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of the inherent limitations of internal control over financial reporting, misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Rayonier, L.P.'s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, we used the framework included in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation under the criteria set forth in *Internal Control — Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

RAYONIER, L.P.

By: RAYONIER, INC., its sole general partner

By: /s/ DAVID L. NUNES

David L. Nunes
Chief Executive Officer
(Principal Executive Officer)

February 24, 2023

By: /s/ MARK MCHUGH

Mark McHugh
President and Chief Financial Officer
(Principal Financial Officer)

February 24, 2023

By: /s/ APRIL TICE

April Tice
Vice President and Chief Accounting Officer
(Principal Accounting Officer)

February 24, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Rayonier Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Rayonier Inc. and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Rayonier Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and schedule and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Jacksonville, Florida
February 24, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Rayonier Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rayonier Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Depletion of Timber

Description of the Matter

For the year ended December 31, 2022, the Company recognized $150 million in depletion expense and the Timber and Timberlands balance, net of depletion and amortization, was $3,231 million at December 31, 2022. As described in Note 1 to the financial statements, the Company establishes an annual depletion rate for each particular region. Depletion rates are determined by region by dividing merchantable inventory cost by standing merchantable inventory volume, which is estimated annually. The Company charges accumulated costs attributed to merchantable timber to depletion expense (cost of sales) at the time the timber is harvested or when the underlying timberland is sold.

Auditing management's annual depletion rate was complex and subjective due to the estimation uncertainty in determining the standing merchantable inventory volume utilized in the calculation of the depletion rate for each region. In particular, estimating the standing merchantable inventory volume involves statistical sampling and growth modeling using inputs such as growth estimates, harvest information and environmental and operational restrictions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for establishing the annual depletion rate for each geographic region. For example, we tested controls over management's review of the standing merchantable inventory volume that was determined for each geographic region.

To test the annual depletion rates (including standing merchantable inventory volume), our audit procedures included, among others, evaluating the methodology used and testing the completeness and accuracy of the underlying data used by the Company. We inspected satellite images to test timber existence and assessed the timberland for features that would impact the Company's ability to harvest its timber. In addition, we evaluated current year changes to harvestability, analyzed the change in depletion as a percentage of sales, utilized published industry growth rates to assess the increase in timber volume growth and compared actual volume harvested to the volume estimated by the Company.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

Jacksonville, Florida
February 24, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Rayonier Inc., the general partner of Rayonier, L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rayonier, L.P. and subsidiaries (the Operating Partnership) as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, changes in capital and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Operating Partnership at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on the Operating Partnership's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Operating Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Operating Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Depletion of Timber

Description of the Matter
For the year ended December 31, 2022, the Operating Partnership recognized $150 million in depletion expense and the Timber and Timberlands balance, net of depletion and amortization, was $3,231 million at December 31, 2022. As described in Note 1 to the financial statements, the Operating Partnership establishes an annual depletion rate for each particular region. Depletion rates are determined by region by dividing merchantable inventory cost by standing merchantable inventory volume, which is estimated annually. The Operating Partnership charges accumulated costs attributed to merchantable timber to depletion expense (cost of sales) at the time the timber is harvested or when the underlying timberland is sold.

Auditing management's annual depletion rate was complex and subjective due to the estimation uncertainty in determining the standing merchantable inventory volume utilized in the calculation of the depletion rate for each region. In particular, estimating the standing merchantable inventory volume involves statistical sampling and growth modeling using inputs such as growth estimates, harvest information and environmental and operational restrictions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Operating Partnership's process for establishing the annual depletion rate for each geographic region. For example, we tested controls over management's review of the standing merchantable inventory volume that was determined for each geographic region.

To test the annual depletion rates (including standing merchantable inventory volume), our audit procedures included, among others, evaluating the methodology used and testing the completeness and accuracy of the underlying data used by the Operating Partnership. We inspected satellite images to test timber existence and assessed the timberland for features that would impact the Operating Partnership's ability to harvest its timber. In addition, we evaluated current year changes to harvestability, analyzed the change in depletion as a percentage of sales, utilized published industry growth rates to assess the increase in timber volume growth and compared actual volume harvested to the volume estimated by the Operating Partnership.

/s/ Ernst & Young LLP

We have served as the Operating Partnership's auditor since 2019.

Jacksonville, Florida
February 24, 2023

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Years Ended December 31,
(Thousands of dollars, except per share data)

	2022	2021	2020
SALES (NOTE 3)	$909,072	$1,109,597	$859,154
Costs and Expenses			
Cost of sales	(688,284)	(796,115)	(712,436)
Selling and general expenses	(64,670)	(57,791)	(50,645)
Other operating income (expense), net (Note 17)	9,704	14,084	(21,685)
	(743,250)	(839,822)	(784,766)
OPERATING INCOME	165,822	269,775	74,388
Interest expense	(36,207)	(44,907)	(38,768)
Interest and other miscellaneous income, net	2,565	280	1,173
INCOME BEFORE INCOME TAXES	132,180	225,148	36,793
Income tax expense (Note 20)	(9,389)	(14,661)	(7,009)
NET INCOME	122,791	210,487	29,784
Less: Net income attributable to noncontrolling interests in the operating partnership	(2,393)	(4,516)	(528)
Less: Net (income) loss attributable to noncontrolling interests in consolidated affiliates	(13,321)	(53,421)	7,828
NET INCOME ATTRIBUTABLE TO RAYONIER INC.	107,077	152,550	37,084
OTHER COMPREHENSIVE INCOME (LOSS)			
Foreign currency translation adjustment, net of income tax effect of $0, $0 and $0	(23,093)	(22,096)	28,272
Cash flow hedges, net of income tax effect of $555, $2,667 and $1,845	76,039	60,315	(61,055)
Actuarial change and amortization of pension and postretirement plan liabilities, net of income tax effect of $0, $0 and $0	1,627	12,476	(925)
Total other comprehensive income (loss)	54,573	50,695	(33,708)
COMPREHENSIVE INCOME (LOSS)	177,364	261,182	(3,924)
Less: Comprehensive income attributable to noncontrolling interests in the operating partnership	(3,692)	(6,116)	(3,068)
Less: Comprehensive (income) loss attributable to noncontrolling interests in consolidated affiliates	(12,182)	(48,234)	1,393
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO RAYONIER INC.	$161,490	$206,832	($5,599)
EARNINGS PER COMMON SHARE (NOTE 6)			
Basic earnings per share attributable to Rayonier Inc.	$0.73	$1.08	$0.28
Diluted earnings per share attributable to Rayonier Inc.	$0.73	$1.08	$0.27

See Notes to Consolidated Financial Statements.

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31,
(Thousands of dollars, except share data)

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents, excluding Timber Funds	$114,255	$358,680
Cash and cash equivalents, Timber Funds	—	3,493
Total cash and cash equivalents	114,255	362,173
Restricted cash, Timber Funds (Note 21)	—	6,341
Accounts receivable, less allowance for doubtful accounts of $74 and $59	42,538	30,018
Inventory (Note 15)	23,729	28,523
Prepaid logging roads	14,893	14,286
Prepaid expenses	5,680	4,242
Assets held for sale (Note 22)	713	5,099
Other current assets	573	749
Total current assets	202,381	451,431
TIMBER AND TIMBERLANDS, NET OF DEPLETION AND AMORTIZATION	3,230,904	2,894,996
HIGHER AND BETTER USE TIMBERLANDS AND REAL ESTATE DEVELOPMENT INVESTMENTS (NOTE 14)	115,097	106,878
PROPERTY, PLANT AND EQUIPMENT		
Land	6,453	6,401
Buildings	31,020	31,168
Machinery and equipment	6,568	6,494
Construction in progress	653	460
Total property, plant and equipment, gross	44,694	44,523
Less—accumulated depreciation	(17,505)	(14,900)
Total property, plant and equipment, net	27,189	29,623
RESTRICTED CASH, EXCLUDING TIMBER FUNDS (NOTE 21)	1,152	625
RIGHT-OF-USE ASSETS (NOTE 16)	97,167	101,837
OTHER ASSETS (NOTE 23)	115,481	50,966
TOTAL ASSETS	$3,789,371	$3,636,356
LIABILITIES, NONCONTROLLING INTERESTS IN THE OPERATING PARTNERSHIP AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$22,100	$23,447
Current maturities of long-term debt, net (Note 7)	—	124,965
Accrued taxes	3,734	12,446
Accrued payroll and benefits	12,564	14,514
Accrued interest	5,920	6,343
Deferred revenue	22,762	17,802
Distribution payable, Timber Funds	—	6,341
Other current liabilities	28,247	25,863
Total current liabilities	95,327	231,721
LONG-TERM DEBT, NET (NOTE 7)	1,514,721	1,242,819
PENSION AND OTHER POSTRETIREMENT BENEFITS (NOTE 18)	8,510	10,478
LONG-TERM LEASE LIABILITY (NOTE 16)	88,756	93,416
OTHER NON-CURRENT LIABILITIES	95,582	108,521
COMMITMENTS AND CONTINGENCIES (NOTES 10 and 11)		
NONCONTROLLING INTERESTS IN THE OPERATING PARTNERSHIP (NOTE 5)	105,763	133,823
SHAREHOLDERS' EQUITY		
Common Shares, 480,000,000 shares authorized, 147,282,631 and 145,372,961 shares issued and outstanding	1,462,945	1,389,073
Retained earnings	366,637	402,307
Accumulated other comprehensive income (loss) (Note 24)	35,813	(19,604)
TOTAL RAYONIER INC. SHAREHOLDERS' EQUITY	1,865,395	1,771,776
Noncontrolling interests in consolidated affiliates (Note 5)	15,317	43,802
TOTAL SHAREHOLDERS' EQUITY	1,880,712	1,815,578
TOTAL LIABILITIES, NONCONTROLLING INTERESTS IN THE OPERATING PARTNERSHIP AND SHAREHOLDERS' EQUITY	$3,789,371	$3,636,356

See Notes to Consolidated Financial Statements.

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Thousands of dollars, except share data)

	Common Shares		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests in Consolidated Affiliates	Shareholders' Equity
	Shares	Amount				
Balance, December 31, 2019	129,331,069	$888,177	$583,006	($31,202)	$97,661	$1,537,642
Issuances of shares associated with the merger with Pope Resources	7,181,071	172,418	—	—	—	172,418
Net income (loss)	—	—	37,612	—	(7,828)	29,784
Net income attributable to noncontrolling interests in the operating partnership	—	—	(528)	—	—	(528)
Dividends ($1.08 per share)	—	—	(146,278)	—	—	(146,278)
Issuance of shares under the "at-the-market" equity offering, net of commissions and offering costs of $799	1,103,012	32,574	—	—	—	32,574
Issuance of shares under incentive stock plans	266,036	1,589	—	—	—	1,589
Stock-based incentive compensation	—	8,026	—	—	—	8,026
Repurchase of common shares	(219,619)	(1,605)	(3,152)	—	—	(4,757)
Acquisition of noncontrolling interests in consolidated affiliates	—	—	—	—	333,366	333,366
Adjustment of noncontrolling interests in the operating partnership	—	—	(24,393)	—	—	(24,393)
Conversion of units into common shares	17,253	496	—	—	—	496
Actuarial change and amortization of pension and postretirement plan liabilities	—	—	—	(925)	—	(925)
Foreign currency translation adjustment	—	—	—	22,928	5,344	28,272
Cash flow hedges	—	—	—	(62,146)	1,091	(61,055)
Allocation of other comprehensive income to noncontrolling interests in the operating partnership	—	—	—	(2,540)	—	(2,540)
Distributions to noncontrolling interests in consolidated affiliates	—	—	—	—	(12,643)	(12,643)
Noncontrolling interests in consolidated affiliates redemption of shares	—	—	—	—	(28,403)	(28,403)
Balance, December 31, 2020	137,678,822	$1,101,675	$446,267	($73,885)	$388,588	$1,862,645
Net income	—	—	157,066	—	53,421	210,487
Net income attributable to noncontrolling interests in the operating partnership	—	—	(4,516)	—	—	(4,516)
Dividends ($1.08 per share) (a)	—	—	(153,980)	—	—	(153,980)
Issuance of shares under the "at-the-market" equity offering, net of commissions and offering costs of $2.5 million	6,357,972	233,033	—	—	—	233,033
Issuance of shares under incentive stock plans	270,713	6,029	—	—	—	6,029
Stock-based incentive compensation	—	9,277	—	—	—	9,277
Repurchase of common shares	(47,705)	(1,617)	—	—	—	(1,617)
Fund II carried interest incentive fee	—	—	—	—	(3,807)	(3,807)
Disposition of noncontrolling interests in consolidated affiliates	—	—	—	—	(255,486)	(255,486)
Measurement period adjustment of noncontrolling interests in consolidated affiliates	—	—	—	—	9,690	9,690
Adjustment of noncontrolling interests in the operating partnership	—	—	(42,530)	—	—	(42,530)
Conversion of units into common shares	1,113,159	40,676	—	—	—	40,676
Actuarial change and amortization of pension and postretirement plan liabilities	—	—	—	12,476	—	12,476
Foreign currency translation adjustment	—	—	—	(18,487)	(3,609)	(22,096)
Cash flow hedges	—	—	—	61,893	(1,578)	60,315
Allocation of other comprehensive income to noncontrolling interests in the operating partnership	—	—	—	(1,601)	—	(1,601)
Distributions to noncontrolling interests in consolidated affiliates	—	—	—	—	(115,298)	(115,298)
Noncontrolling interests in consolidated affiliates redemption of shares	—	—	—	—	(28,119)	(28,119)
Balance, December 31, 2021	145,372,961	$1,389,073	$402,307	($19,604)	$43,802	$1,815,578

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CONTINUED)
(Thousands of dollars, except share data)

	Common Shares					
	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests in Consolidated Affiliates	Shareholders' Equity
Balance, December 31, 2021	145,372,961	$1,389,073	$402,307	($19,604)	$43,802	$1,815,578
Net income	—	—	109,470	—	13,321	122,791
Net income attributable to noncontrolling interests in the operating partnership	—	—	(2,393)	—	—	(2,393)
Dividends ($1.125 per share) (a)	—	—	(165,902)	—	—	(165,902)
Issuance of shares under the “at-the-market” equity offering, net of commissions and offering costs of $1.1 million	1,579,228	59,350	—	—	—	59,350
Issuance of shares under incentive stock plans	321,337	2,466	—	—	—	2,466
Stock-based incentive compensation	—	12,356	—	—	—	12,356
Repurchase of common shares	(97,809)	(4,225)	—	—	—	(4,225)
Adjustment of noncontrolling interests in the operating partnership	—	—	23,155	—	—	23,155
Conversion of units into common shares	106,914	3,925	—	—	—	3,925
Actuarial change and amortization of pension and postretirement plan liabilities	—	—	—	1,627	—	1,627
Foreign currency translation adjustment	—	—	—	(22,282)	(811)	(23,093)
Cash flow hedges	—	—	—	76,367	(328)	76,039
Allocation of other comprehensive income to noncontrolling interests in the operating partnership	—	—	—	(295)	—	(295)
Distributions to noncontrolling interests in consolidated affiliates	—	—	—	—	(12,807)	(12,807)
Noncontrolling interests in consolidated affiliates redemption of shares	—	—	—	—	(27,860)	(27,860)
Balance, December 31, 2022	147,282,631	$1,462,945	$366,637	$35,813	$15,317	$1,880,712

(a) For information regarding distributions to noncontrolling interests in the operating partnership, see the Rayonier Inc. Consolidated Statements of Cash Flows and Note 5 — Noncontrolling Interests.

See Notes to Consolidated Financial Statements.

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,
(Thousands of dollars)

	2022	2021	2020
OPERATING ACTIVITIES			
Net income	$122,791	$210,487	$29,784
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation, depletion and amortization	147,339	155,722	164,996
Non-cash cost of land and improved development	28,374	24,976	30,368
Stock-based incentive compensation expense	12,356	9,277	8,026
Deferred income taxes	(5,352)	8,509	7,541
Amortization of losses from pension and postretirement plans	753	1,174	869
Timber write-offs due to casualty events	—	—	15,203
Gain on sale of large disposition of timberlands	(16,606)	(44,784)	(28,655)
Gain on Fund II timberland dispositions	—	(51,522)	—
Gain on sale of Timber Funds III & IV	—	(3,675)	—
Fund II carried interest incentive fee	—	(3,807)	—
Other	1,778	9,456	(11,100)
Changes in operating assets and liabilities, net of effects of merger with Pope Resources:			
Receivables	(9,109)	17,239	(15,378)
Inventories	(4,335)	(503)	(1,448)
Accounts payable	1,144	(1,593)	5,668
All other operating activities	(9,943)	(5,846)	(1,700)
CASH PROVIDED BY OPERATING ACTIVITIES	269,190	325,110	204,174
INVESTING ACTIVITIES			
Capital expenditures	(74,811)	(75,965)	(66,500)
Real estate development investments	(13,698)	(12,521)	(6,462)
Purchase of timberlands	(458,530)	(179,115)	(24,695)
Net proceeds from large disposition of timberlands	29,496	54,682	115,666
Net proceeds from sale of Timber Funds III & IV	—	31,014	—
Net proceeds from Fund II timberland dispositions	—	154,740	—
Cash consideration for merger with Pope Resources, net of cash acquired	—	—	(231,068)
Other	1,180	912	(584)
CASH USED FOR INVESTING ACTIVITIES	(516,363)	(26,253)	(213,643)
FINANCING ACTIVITIES			
Issuance of debt	656,842	446,378	320,000
Repayment of debt	(531,842)	(420,000)	(152,000)
Dividends paid on common stock	(165,707)	(153,515)	(146,348)
Distributions to noncontrolling interests in the operating partnership	(3,668)	(4,269)	(3,596)
Proceeds from the issuance of common shares under incentive stock plan	2,628	5,922	1,368
Proceeds from the issuance of common shares under the "at-the-market" (ATM) equity offering program, net of commissions and offering costs	61,557	230,826	32,574
Repurchase of common shares to pay withholding taxes on vested incentive stock awards	(4,225)	(1,617)	(1,605)
Repurchase of common shares made under repurchase program	—	—	(3,152)
Debt issuance costs	(740)	(4,846)	(2,483)
Noncontrolling interests in consolidated affiliates redemption of shares	—	—	(5,113)
Distributions to noncontrolling interests in consolidated affiliates	(19,434)	(108,956)	(12,643)
Make-whole fee on NWFCS debt prepayment	—	(6,234)	—
CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(4,589)	(16,311)	27,002
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(1,970)	(889)	(19)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH			
Change in cash, cash equivalents and restricted cash	(253,732)	281,657	17,514
Balance, beginning of year	369,139	87,482	69,968
Balance, end of year	$115,407	$369,139	$87,482

See Notes to Consolidated Financial Statements.

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Years Ended December 31,
(Thousands of dollars)

	2022	2021	2020
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year:			
Interest (a)	$35,717	$42,672	$40,895
Income taxes	15,127	7,392	816
Non-cash investing activity:			
Capital assets purchased on account	$4,435	$5,272	$3,205
Non-cash financing activity:			
Equity consideration for merger with Pope Resources	—	—	$172,640
Redeemable Operating Partnership Unit consideration for merger with Pope Resources	—	—	106,752
Noncontrolling interests in consolidated affiliates redemption of shares (b)	27,860	28,119	23,290

(a) Interest paid is presented net of patronage payments received of $6.0 million, $6.8 million and $4.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. For additional information on patronage payments, see Note 7 - Debt.

(b) The New Zealand subsidiary made a capital distribution in order to redeem certain equity interests, resulting in the recording of a loan payable by the New Zealand subsidiary in the amount of $27.9 million and $28.1 million for the year ended 2022 and 2021, respectively. In 2020, the New Zealand subsidiary made a capital distribution in order to redeem certain equity interests, resulting in the recording of a noncontrolling interest share redemption of $5.1 million and a loan payable by the New Zealand subsidiary in the amount of $23.3 million. See Note 5 - Noncontrolling Interests and Note 7 - Debt for further information.

See Notes to Consolidated Financial Statements.

RAYONIER, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Years Ended December 31,
(Thousands of dollars, except per unit data)

	2022	2021	2020
SALES (NOTE 3)	$909,072	$1,109,597	$859,154
Costs and Expenses			
Cost of sales	(688,284)	(796,115)	(712,436)
Selling and general expenses	(64,670)	(57,791)	(50,645)
Other operating income (expense), net (Note 17)	9,704	14,084	(21,685)
	(743,250)	(839,822)	(784,766)
OPERATING INCOME	165,822	269,775	74,388
Interest expense	(36,207)	(44,907)	(38,768)
Interest and other miscellaneous income, net	2,565	280	1,173
INCOME BEFORE INCOME TAXES	132,180	225,148	36,793
Income tax expense (Note 20)	(9,389)	(14,661)	(7,009)
NET INCOME	122,791	210,487	29,784
Less: Net (income) loss attributable to noncontrolling interests in consolidated affiliates	(13,321)	(53,421)	7,828
NET INCOME ATTRIBUTABLE TO RAYONIER, L.P. UNITHOLDERS	109,470	157,066	37,612
NET INCOME ATTRIBUTABLE TO UNITHOLDERS ATTRIBUTABLE TO:			
Limited Partners	108,375	155,495	37,236
General Partners	1,095	1,571	376
Net income attributable to unitholders	109,470	157,066	37,612
OTHER COMPREHENSIVE INCOME (LOSS)			
Foreign currency translation adjustment, net of income tax effect of $0, $0 and $0	(23,093)	(22,096)	28,272
Cash flow hedges, net of income tax effect of $555, $2,667 and $1,845	76,039	60,315	(61,055)
Actuarial change and amortization of pension and postretirement plan liabilities, net of income tax effect of $0, $0 and $0	1,627	12,476	(925)
Total other comprehensive income (loss)	54,573	50,695	(33,708)
COMPREHENSIVE INCOME (LOSS)	177,364	261,182	(3,924)
Less: Comprehensive (income) loss attributable to noncontrolling interests in consolidated affiliates	(12,182)	(48,234)	1,393
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO RAYONIER, L.P. UNITHOLDERS	$165,182	$212,948	($2,531)
EARNINGS PER UNIT (NOTE 6)			
Basic earnings per unit attributable to Rayonier, L.P.	$0.73	$1.08	$0.28
Diluted earnings per unit attributable to Rayonier, L.P.	$0.73	$1.08	$0.27

See Notes to Consolidated Financial Statements.

RAYONIER, L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31,
(Thousands of dollars, except unit data)

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents, excluding Timber Funds	$114,255	$358,680
Cash and cash equivalents, Timber Funds	—	3,493
Total cash and cash equivalents	114,255	362,173
Restricted cash, Timber Funds (Note 21)	—	6,341
Accounts receivable, less allowance for doubtful accounts of $74 and $59	42,538	30,018
Inventory (Note 15)	23,729	28,523
Prepaid logging roads	14,893	14,286
Prepaid expenses	5,680	4,242
Assets held for sale (Note 22)	713	5,099
Other current assets	573	749
Total current assets	202,381	451,431
TIMBER AND TIMBERLANDS, NET OF DEPLETION AND AMORTIZATION	3,230,904	2,894,996
HIGHER AND BETTER USE TIMBERLANDS AND REAL ESTATE DEVELOPMENT INVESTMENTS (NOTE 14)	115,097	106,878
PROPERTY, PLANT AND EQUIPMENT		
Land	6,453	6,401
Buildings	31,020	31,168
Machinery and equipment	6,568	6,494
Construction in progress	653	460
Total property, plant and equipment, gross	44,694	44,523
Less — accumulated depreciation	(17,505)	(14,900)
Total property, plant and equipment, net	27,189	29,623
RESTRICTED CASH, EXCLUDING TIMBER FUNDS (NOTE 21)	1,152	625
RIGHT-OF-USE ASSETS (NOTE 16)	97,167	101,837
OTHER ASSETS (NOTE 23)	115,481	50,966
TOTAL ASSETS	$3,789,371	$3,636,356
LIABILITIES, REDEEMABLE OPERATING PARTNERSHIP UNITS AND CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$22,100	$23,447
Current maturities of long-term debt, net (Note 7)	—	124,965
Accrued taxes	3,734	12,446
Accrued payroll and benefits	12,564	14,514
Accrued interest	5,920	6,343
Deferred revenue	22,762	17,802
Distributions payable, Timber Funds	—	6,341
Other current liabilities	28,247	25,863
Total current liabilities	95,327	231,721
LONG-TERM DEBT, NET (NOTE 7)	1,514,721	1,242,819
PENSION AND OTHER POSTRETIREMENT BENEFITS (NOTE 18)	8,510	10,478
LONG-TERM LEASE LIABILITY (NOTE 16)	88,756	93,416
OTHER NON-CURRENT LIABILITIES	95,582	108,521
COMMITMENTS AND CONTINGENCIES (NOTES 10 and 11)		
REDEEMABLE OPERATING PARTNERSHIP UNITS (NOTE 5) 3,208,827 and 3,315,741 Units outstanding, respectively	105,763	133,823
CAPITAL		
General partners' capital	18,251	17,872
Limited partners' capital	1,806,895	1,769,367
Accumulated other comprehensive income (loss) (Note 24)	40,249	(15,463)
TOTAL CONTROLLING INTEREST CAPITAL	1,865,395	1,771,776
Noncontrolling interests in consolidated affiliates (Note 5)	15,317	43,802
TOTAL CAPITAL	1,880,712	1,815,578
TOTAL LIABILITIES, REDEEMABLE OPERATING PARTNERSHIP UNITS AND CAPITAL	$3,789,371	$3,636,356

See Notes to Consolidated Financial Statements.

RAYONIER, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
(Thousands of dollars, except unit data)

	Units		Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests in Consolidated Affiliates	Total Capital
	General Partners' Capital	Limited Partners' Capital			
Balance, December 31, 2019	$14,712	$1,456,471	($31,202)	$97,661	$1,537,642
Issuance of units associated with the merger with Pope Resources	1,724	170,694	—	—	172,418
Net income (loss)	376	37,236	—	(7,828)	29,784
Distributions on units ($1.08 per unit)	(1,500)	(148,375)	—	—	(149,875)
Issuance of units under the "at-the-market" equity offering, net of commissions and offering costs of $799	326	32,248	—	—	32,574
Issuance of units under incentive stock plans	16	1,573	—	—	1,589
Stock-based incentive compensation	81	7,945	—	—	8,026
Repurchase of units	(47)	(4,710)	—	—	(4,757)
Adjustment of Redeemable Operating Partnership Units	(239)	(23,625)	—	—	(23,864)
Acquisition of noncontrolling interests in consolidated affiliates	—	—	—	333,366	333,366
Conversion of units to common shares	5	491	—	—	496
Actuarial change and amortization of pension and postretirement plan liabilities	—	—	(925)	—	(925)
Foreign currency translation adjustment	—	—	22,928	5,344	28,272
Cash flow hedges	—	—	(62,146)	1,091	(61,055)
Distributions to noncontrolling interests in consolidated affiliates	—	—	—	(12,643)	(12,643)
Noncontrolling interests in consolidated affiliates redemption of unit equivalents	—	—	—	(28,403)	(28,403)
Balance, December 31, 2020	$15,454	$1,529,948	($71,345)	$388,588	$1,862,645
Net income	1,571	155,495	—	53,421	210,487
Distributions on units ($1.08 per unit)	(1,583)	(156,666)	—	—	(158,249)
Issuance of units under the "at-the-market" equity offering, net of commissions and offering costs of $2.5 million	2,330	230,703	—	—	233,033
Issuance of units under incentive stock plans	60	5,969	—	—	6,029
Stock-based incentive compensation	93	9,184	—	—	9,277
Repurchase of units	(16)	(1,601)	—	—	(1,617)
Adjustment of Redeemable Operating Partnership Units	(444)	(43,934)			(44,378)
Conversion of units to common shares	407	40,269	—	—	40,676
Measurement period adjustment of noncontrolling interests in consolidated affiliates	—	—	—	9,690	9,690
Fund II carried interest incentive fee	—	—	—	(3,807)	(3,807)
Disposition of noncontrolling interests in consolidated affiliates	—	—	—	(255,486)	(255,486)
Actuarial change and amortization of pension and postretirement plan liabilities	—	—	12,476	—	12,476
Foreign currency translation adjustment	—	—	(18,487)	(3,609)	(22,096)
Cash flow hedges	—	—	61,893	(1,578)	60,315
Distributions to noncontrolling interests in consolidated affiliates	—	—	—	(115,298)	(115,298)
Noncontrolling interests in consolidated affiliates redemption of unit equivalents	—	—	—	(28,119)	(28,119)
Balance, December 31, 2021	$17,872	$1,769,367	($15,463)	$43,802	$1,815,578

RAYONIER, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL (CONTINUED)
(Thousands of dollars, except unit data)

	Units				
	General Partners' Capital	Limited Partners' Capital	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests in Consolidated Affiliates	Total Capital
Balance, December 31, 2021	$17,872	$1,769,367	($15,463)	$43,802	$1,815,578
Net income	1,095	108,375	—	13,321	122,791
Distributions on units ($1.125 per unit)	(1,696)	(167,874)	—	—	(169,570)
Issuance of units under the "at-the-market" equity offering, net of commissions and offering costs of $1.1 million	593	58,757	—	—	59,350
Issuance of units under incentive stock plans	25	2,441	—	—	2,466
Stock-based incentive compensation	124	12,232	—	—	12,356
Repurchase of units	(42)	(4,183)	—	—	(4,225)
Adjustment of Redeemable Operating Partnership Units	241	23,894	—	—	24,135
Conversion of units to common shares	39	3,886	—	—	3,925
Actuarial change and amortization of pension and postretirement plan liabilities	—	—	1,627	—	1,627
Foreign currency translation adjustment	—	—	(22,282)	(811)	(23,093)
Cash flow hedges	—	—	76,367	(328)	76,039
Distributions to noncontrolling interests in consolidated affiliates	—	—	—	(12,807)	(12,807)
Noncontrolling interests in consolidated affiliates redemption of unit equivalents	—	—	—	(27,860)	(27,860)
Balance, December 31, 2022	$18,251	$1,806,895	$40,249	$15,317	$1,880,712

See Notes to Consolidated Financial Statements.

RAYONIER, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,
(Thousands of dollars)

	2022	2021	2020
OPERATING ACTIVITIES			
Net income	$122,791	$210,487	$29,784
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation, depletion and amortization	147,339	155,722	164,996
Non-cash cost of land and improved development	28,374	24,976	30,368
Stock-based incentive compensation expense	12,356	9,277	8,026
Deferred income taxes	(5,352)	8,509	7,541
Amortization of losses from pension and postretirement plans	753	1,174	869
Timber write-offs due to casualty events	—	—	15,203
Gain on sale of large disposition of timberlands	(16,606)	(44,784)	(28,655)
Gain on Fund II timberland dispositions	—	(51,522)	—
Gain on sale of Timber Funds III & IV	—	(3,675)	—
Fund II carried interest incentive fee	—	(3,807)	—
Other	1,778	9,456	(11,100)
Changes in operating assets and liabilities, net of effects of merger with Pope Resources:			
Receivables	(9,109)	17,239	(15,378)
Inventories	(4,335)	(503)	(1,448)
Accounts payable	1,144	(1,593)	5,668
All other operating activities	(9,943)	(5,846)	(1,700)
CASH PROVIDED BY OPERATING ACTIVITIES	269,190	325,110	204,174
INVESTING ACTIVITIES			
Capital expenditures	(74,811)	(75,965)	(66,500)
Real estate development investments	(13,698)	(12,521)	(6,462)
Purchase of timberlands	(458,530)	(179,115)	(24,695)
Net proceeds from large disposition of timberlands	29,496	54,682	115,666
Net proceeds from sale of Timber Funds III & IV	—	31,014	—
Net proceeds from Fund II timberland dispositions	—	154,740	—
Cash consideration for merger with Pope Resources, net of cash acquired	—	—	(231,068)
Other	1,180	912	(584)
CASH USED FOR INVESTING ACTIVITIES	(516,363)	(26,253)	(213,643)
FINANCING ACTIVITIES			
Issuance of debt	656,842	446,378	320,000
Repayment of debt	(531,842)	(420,000)	(152,000)
Distributions on units	(169,375)	(157,784)	(149,944)
Proceeds from the issuance of units under incentive stock plan	2,628	5,922	1,368
Proceeds from the issuance of units under the "at-the-market" (ATM) equity offering program, net of commissions and offering costs	61,557	230,826	32,574
Repurchase of units to pay withholding taxes on vested incentive stock awards	(4,225)	(1,617)	(1,605)
Debt issuance costs	(740)	(4,846)	(2,483)
Repurchase of units made under repurchase program	—	—	(3,152)
Noncontrolling interests in consolidated affiliates redemption of shares	—	—	(5,113)
Distributions to noncontrolling interests in consolidated affiliates	(19,434)	(108,956)	(12,643)
Make-whole fee on NWFCS debt prepayment	—	(6,234)	—
CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(4,589)	(16,311)	27,002
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(1,970)	(889)	(19)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH			
Change in cash, cash equivalents and restricted cash	(253,732)	281,657	17,514
Balance, beginning of year	369,139	87,482	69,968
Balance, end of year	$115,407	$369,139	$87,482

See Notes to Consolidated Financial Statements.

RAYONIER, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Years Ended December 31,
(Thousands of dollars)

	2022	2021	2020
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the period:			
Interest (a)	$35,717	$42,672	$40,895
Income taxes	15,127	7,392	816
Non-cash investing activity:			
Capital assets purchased on account	$4,435	$5,272	$3,205
Non-cash financing activity:			
Unit consideration for merger with Pope Resources	—	—	$172,640
Redeemable Operating Partnership Unit consideration for merger with Pope Resources	—	—	106,752
Noncontrolling interests in consolidated affiliates redemption of shares (b)	27,860	28,119	23,290

(a) Interest paid is presented net of patronage payments received of $6.0 million, $6.8 million and $4.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. For additional information on patronage payments, see Note 7 — Debt.

(b) The New Zealand subsidiary made a capital distribution in order to redeem certain equity interests, resulting in the recording of a loan payable by the New Zealand subsidiary in the amount of $27.9 million and $28.1 million for the year ended 2022 and 2021, respectively. In 2020, the New Zealand subsidiary made a capital distribution in order to redeem certain equity interests, resulting in the recording of a noncontrolling interest share redemption of $5.1 million and a loan payable by the New Zealand subsidiary in the amount of $23.3 million. See Note 5 - Noncontrolling Interests and Note 7 - Debt for further information.

See Notes to Consolidated Financial Statements.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Rayonier Inc.'s Consolidated Financial Statements include the Operating Partnership, wholly-owned subsidiaries and entities in which the Company has a controlling interest. Rayonier, L.P.'s Consolidated Financial Statements include wholly-owned subsidiaries and entities in which the Operating Partnership has a controlling interest. For additional information regarding our consolidated entities with a noncontrolling interest component, see Note 5 - Noncontrolling Interests. All intercompany balances and transactions are eliminated.

As of December 31, 2022, the Company owned a 97.9% interest in the Operating Partnership, with the remaining 2.1% interest owned by limited partners of the Operating Partnership. As the sole general partner of the Operating Partnership, Rayonier Inc. has exclusive control of the day-to-day management of the Operating Partnership.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. There are risks inherent in estimating and therefore actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and other highly liquid investments with original maturities of three months or less.

ACCOUNTS RECEIVABLE

Accounts receivable are primarily amounts due to us for the sale of timber and are presented net of an allowance for doubtful accounts.

INVENTORY

Higher and better use ("HBU") real estate properties that are expected to be sold within one year are included in inventory at the lower of cost or net realizable value. HBU properties that are expected to be sold after one year are included in a separate balance sheet line entitled "Higher and Better Use Timberlands and Real Estate Development Investments." See below for additional information.

Inventory also includes logs available to be sold by the Trading segment. Log inventory is recorded at the lower of cost or net realizable value and expensed to cost of sales when sold to third-party buyers. Inventory also includes carbon unit inventory. Carbon unit inventory represents the basis in New Zealand carbon units intended to be sold in the next 12 months. See Note 15 — Inventory for additional information.

PREPAID LOGGING ROADS

In the Pacific Northwest and New Zealand, costs for roads built to access particular tracts to be harvested in the upcoming 24 months to 60 months are recorded as prepaid logging roads. We charge such costs to expense as timber is harvested using an amortization rate determined annually as the total cost of prepaid roads divided by the estimated tons of timber to be accessed by those roads. The prepaid balance is classified as short-term or long-term based on the upcoming harvest schedule. See Note 23 — Other Assets for additional information.

PATRONAGE DIVIDENDS

As a requirement of the Farm Credit Act, borrowers in the Farm Credit System are required to purchase equity in Farm Credit lenders. The equity balance primarily represents shares of Class A common stock in CoBank valued at $100 par value. CoBank equity purchases continue annually until a balance equal to 8% of our 10-year historical average loan balance at CoBank is obtained. Initially, a minimal equity purchase was made in cash upon the receipt of loan proceeds. Subsequently, equity purchases are made annually through patronage dividends, of which approximately 90% is cash and 10% is equity. The stock has no cash value until retired. As our loans are paid in full, the stock is generally retired over a 10-year loan base period beginning in the year following loan payoff.

Estimated cash and equity dividends are recognized as an offset to interest expense in the period earned. These estimates are calculated by applying the weighted average debt balance with each participating lender to a historical dividend rate. Changes in assumptions, as well as changes in actual experience, could cause the estimates to change. See Note 7 — Debt and Note 23 — Other Assets for additional information.

DEFERRED FINANCING COSTS

Deferred financing costs related to revolving debt are capitalized and amortized to interest expense over the term of the revolving debt using a method that approximates the effective interest method. See Note 23 — Other Assets for additional information on deferred financing costs related to revolving debt. See Note 7 — Debt for additional information on deferred financing costs related to term debt.

CAPITALIZED SOFTWARE COSTS

Software costs are capitalized and amortized over a period not exceeding five years using the straight-line method. See Note 23 — Other Assets for additional information.

TIMBER AND TIMBERLANDS

Timber is stated at the lower of cost or net realizable value. Costs relating to acquiring, planting and growing timber including real estate taxes, site preparation and direct support costs relating to facilities, vehicles and supplies, are capitalized. A portion of timberland lease payments are capitalized based on the proportion of acres with merchantable timber volume remaining to be harvested under the lease term and the residual portion of the lease payments are expensed as incurred. Payroll costs are capitalized for time spent on timber growing activities, while interest and other intangible costs are not capitalized. An annual depletion rate is established for each particular region by dividing merchantable inventory cost by standing merchantable inventory volume, which is estimated annually. We charge accumulated costs attributed to merchantable timber to depletion expense (cost of sales) at the time the timber is harvested or when the underlying timberland is sold.

Upon the acquisition of timberland, we make a determination on whether to combine the newly acquired merchantable timber with an existing depletion pool or to create a new, separate pool. This determination is based on the geographic location of the new timber, the customers/markets that will be served and the species mix. If the acquisition is similar to an existing depletion pool, the cost of the acquired timber is combined and a new depletion rate is calculated for the pool. This determination and depletion rate adjustment normally occurs in the quarter following the acquisition.

HIGHER AND BETTER USE TIMBERLANDS AND REAL ESTATE DEVELOPMENT INVESTMENTS

HBU timberland is recorded at the lower of cost or net realizable value. These properties are managed as timberlands until sold or developed, with sales and depletion expense related to the harvesting of timber accounted for within the respective timber segment. At the time of sale, the cost basis of any unharvested timber is recorded as depletion expense, a component of cost of sales, within the Real Estate segment.

HBU timberland and real estate development investments expected to be sold within twelve months are recorded as inventory. See Note 14 — Higher and Better Use Timberlands and Real Estate Development Investments for additional information.

REAL ESTATE DEVELOPMENT INVESTMENTS

Real estate development investments include capitalized costs associated with the development and construction of identified real estate projects, such as infrastructure, roadways, utilities, amenities and/or other improvements designed to enhance marketability and create parcels, pads and/or lots for sale. We capitalize interest on real estate projects under development based on the amount of underlying expenditures during the capitalization period. The period begins when activities necessary to ready a property for its intended use commence, typically when we begin the site work for land already owned, and ends when the improvement is substantially complete and ready for its intended use. Determination of when construction of a project is substantially complete and ready for its intended use is subjective and requires business judgement. As such, we determine when the capitalization period begins and ends through communication with project managers and others responsible for the tracking and oversight of individual projects.

IMPAIRMENT OF HBU TIMBERLANDS AND REAL ESTATE DEVELOPMENT INVESTMENTS

We review our higher and better use timberlands and real estate development investments for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment indicators for each development project are assessed separately and include, but are not limited to, significant decreases in sales pace or average selling prices, significant increases in expected land development and construction costs, and projected losses on expected future sales. Development projects have extended life cycles that may last 20 to 40 years, or longer, and have few long-term contractual cash flows. Development periods often occur through several economic cycles. Subjective factors such as the expected timing of property development and sales, optimal development density and sales strategy impact the timing and amount of expected future cash flows and fair value.

An impairment loss is recognized if the carrying amount of an asset is not recoverable and exceeds its fair value. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future economic conditions, such as construction costs and sales values that could differ materially from actual results in future periods. If impairment indicators exist and it is expected that undiscounted cash flows generated by the asset are less than its carrying amount less costs to sell, an impairment provision is recorded to write-down the carrying amount of the asset to its fair value.

PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION

Property, plant and equipment additions are recorded at cost, including applicable freight, interest, construction and installation costs. We generally depreciate our assets, including office and transportation equipment, using the straight-line depreciation method over 3 to 25 years. Buildings and land improvements are depreciated using the straight-line method over 15 to 35 years and 5 to 30 years, respectively.

Gains and losses on the sale or retirement of assets are included in operating income. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets that are held and used is measured by net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount the carrying value exceeds the fair value of the assets, which is based on a discounted cash flow model. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

LEASES

At inception, we determine if an arrangement is a lease and whether that lease meets the classification criteria of a finance or operating lease. Operating leases are included in right-of-use ("ROU") assets, other current liabilities, and long-term lease liability in the Consolidated Balance Sheets. The income generated from our commercial and residential leases in Port Gamble are accounted for in accordance with Topic 842. We recognize the total minimum lease payments provided for under the leases on a straight-line basis over the lease term.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term. Lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

RIGHT-OF-USE ASSETS IMPAIRMENT

Operating lease right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group to which the operating lease is assigned may not be recoverable. Recoverability of the asset group is evaluated based on forecasted undiscounted cash flows. If the carrying amount of the asset group is not recoverable, the fair value of the asset group is compared to its carrying amount and an impairment charge is recognized for the amount by which the carrying amount exceeds the fair value. A discounted cash flow approach using market participant assumptions of the expected cash flows and discount rate are used to estimate the fair value of the asset group.

FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy that prioritizes the inputs used to measure fair value was established as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

ENVIRONMENTAL REMEDIATION LIABILITIES

We estimate future costs for known environmental remediation requirements and accrue for them on an undiscounted basis when it is probable that a liability has been incurred and the related costs can be reasonably estimated. We consider various factors when estimating our environmental liabilities, including construction contracts, proposed statements of work, project management, and other professional fees. We evaluate the adequacy of these liabilities on a quarterly basis. We make adjustments to the liabilities when additional information becomes available that affects the estimated costs to study or remediate any environmental matter. Legal investigation and defense costs incurred in connection with environmental contingencies are expensed as incurred. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable and does not exceed the amount of losses previously recorded. See Note 12 - Environmental and Natural Resource Damages Liabilities for more information.

GOODWILL

Goodwill represents the excess of the acquisition cost of the New Zealand Timber segment over the fair value of the net assets acquired. Goodwill is not amortized, but is periodically reviewed for impairment. An impairment test for this reporting unit's goodwill is performed annually and whenever events or circumstances indicate that the value of goodwill may be impaired. We compare the fair value of the New Zealand Timber segment, using an independent valuation for the New Zealand forest assets, to its carrying value including goodwill. The independent valuation of the New Zealand forest assets is based on discounted cash flow models where the fair value is calculated using cash flows from sustainable forest management plans. The fair value of the forest assets is measured as the present value of cash flows from one growth cycle based on the productive forest land, taking into consideration environmental, operational, and market restrictions. These cash flow valuations involve a number of estimates that require broad assumptions and significant judgment regarding future performance. The annual impairment test was performed as of October 1, 2022; the estimated fair value of the New Zealand Timber segment exceeded its carrying value and no impairment was recorded. Except for changes in the New Zealand foreign exchange rate, there have been no adjustments to the carrying value of goodwill since the initial recognition. See Note 23 — Other Assets for additional information.

FOREIGN CURRENCY TRANSLATION AND REMEASUREMENT

The functional currency of our New Zealand-based operations is the New Zealand dollar. All assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the respective balance sheet dates. Translation gains and losses are recorded as a separate component of Accumulated Other Comprehensive Income ("AOCI"), within Shareholders' Equity.

U.S. denominated transactions of the New Zealand subsidiary are remeasured into New Zealand dollars at the exchange rate in effect on the date of the transaction and recognized in earnings, net of related cash flow hedges. All income statement items of the New Zealand subsidiary are translated into U.S. dollars for reporting purposes using monthly average exchange rates with translation gains and losses being recorded as a separate component of AOCI, within Shareholders' Equity.

REDEEMABLE OPERATING PARTNERSHIP UNITS

Limited partners holding Redeemable Operating Partnership Units have the right to put any and all of the units to the Operating Partnership in exchange for Rayonier registered common shares, on a one-for-one basis, or cash, at Rayonier's option. Consequently, these Redeemable Operating Partnership Units are classified outside of permanent partners' capital in the Operating Partnership's accompanying balance sheets and the related noncontrolling interest is classified outside of permanent equity in the accompanying balance sheets of Rayonier. The recorded value of the Redeemable Operating Partnership Units is based on the higher of 1) initial carrying amount, increased or decreased for its share of net income or loss, other comprehensive income or loss, and dividend or 2) redemption value as measured by the closing price of Rayonier common stock on the balance sheet date multiplied by the total number of Redeemable Operating Partnership Units outstanding.

RELATED PARTY

We follow ASC 850, *Related Party Disclosure*, for the identification of related parties and disclosure of related party transactions. A party is considered to be related to us if the party, directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with us. Related parties also include principal owners, management and directors, as well as members of their immediate families or any other parties with which we may deal if one party to a transaction controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated. See Note 25 – Related Party.

(Dollar amounts in thousands unless otherwise stated)

REVENUE RECOGNITION

We recognize revenues when control of promised goods or services ("performance obligations") is transferred to customers, in an amount that reflects the consideration expected in exchange for those goods or services ("transaction price"). We generally satisfy performance obligations within a year of entering into a contract and therefore have applied the disclosure exemption found under ASC 606-10-50-14. Unsatisfied performance obligations as of December 31, 2022 are primarily due to advances on stumpage contracts, unearned license revenue and post-closing obligations on real estate sales. These performance obligations are expected to be satisfied within the next twelve months. We generally collect payment within a year of satisfying performance obligations and therefore have elected not to adjust revenues for a financing component.

TIMBER SALES

Revenue from the sale of timber is recognized when control passes to the buyer. We utilize two primary methods or sales channels for the sale of timber – a stumpage/standing timber model and a delivered log model. The sales method we employ depends upon local market conditions and which method management believes will provide the best overall margins.

Under the stumpage model, standing timber is sold primarily under pay-as-cut contracts, with a specified duration (typically one year or less) and fixed prices, whereby revenue is recognized as timber is severed and the sales volume is determined. We also sell stumpage under lump-sum contracts for specified parcels where we receive cash for the full agreed value of the timber prior to harvest and control passes to the buyer upon signing the contract. We retain interest in the land, slash products and the use of the land for recreational and other purposes. Any uncut timber remaining at the end of the contract period reverts to us. Revenue is recognized for lump-sum timber sales when payment is received, the contract is signed and control passes to the buyer. A third type of stumpage sale we utilize is an agreed-volume sale, whereby revenue is recognized using the output method, as periodic physical observations are made of the percentage of acreage harvested.

Under the delivered log model, we hire third-party loggers and haulers to harvest timber and deliver it to a buyer. Sales of domestic logs generally do not require an initial payment and are made to third-party customers on open credit terms. Sales of export logs generally require a letter of credit from an approved bank. Revenue is recognized when the logs are delivered and control has passed to the buyer. For domestic log sales, control is considered passed to the buyer as the logs are delivered to the customer's facility. For export log sales, control is considered passed to the buyer upon delivery onto the export vessel.

The following table summarizes revenue recognition and general payment terms for timber sales:

Contract Type	Performance Obligation	Timing of Revenue Recognition	General Payment Terms
Stumpage Pay-as-Cut	Right to harvest a unit (i.e. ton, MBF, JAS m3) of standing timber	As timber is severed (point-in-time)	Initial payment between 5% and 20% of estimated contract value; collection generally within 10 days of severance
Stumpage Lump Sum	Right to harvest an agreed upon acreage of standing timber	Contract execution (point-in-time)	Full payment due upon contract execution
Stumpage Agreed Volume	Right to harvest an agreed upon volume of standing timber	As timber is severed (over-time)	Payments made throughout contract term at the earlier of a specified harvest percentage or time elapsed
Delivered Wood (Domestic)	Delivery of a unit (i.e. ton, MBF, JAS m3) of timber to customer's facility	Upon delivery to customer's facility (point-in-time)	No initial payment and on open credit terms; collection generally within 30 days of invoice
Delivered Wood (Export)	Delivery of a unit (i.e. ton, MBF, JAS m3) onto export vessel	Upon delivery onto export vessel (point-in-time)	Letter of credit from an approved bank; collection generally within 30 days of delivery

NON-TIMBER SALES

Non-timber sales are primarily comprised of hunting and recreational licenses, carbon credits and other auxiliary income. Hunting and recreational license sales and any related costs are recognized ratably over the term of the agreement and included in "Sales" and "Cost of sales," respectively. Payment is generally due upon contract execution. The New Zealand Emissions Trading Scheme ("NZ ETS") incentivizes the lowering of greenhouse gas emissions by providing carbon credits to certain organizations that lower carbon emissions. Our New Zealand segment regularly sells carbon credits and recognizes income as they are sold to other carbon emitting entities.

LOG TRADING

Log trading revenue is generally recognized when procured logs are delivered to the buyer and control has passed. For domestic log trading, control is considered passed to the buyer as the logs are delivered to the customer's facility. For export log trading, control is considered passed to the buyer upon delivery onto the export vessel. The Trading segment also includes sales from log agency contracts, whereby we act as an agent managing export services on behalf of third parties. Revenue for log agency fees are recognized net of related costs.

REAL ESTATE

We recognize revenue on sales of real estate generally at the point in time when cash has been received, the sale has closed and control has passed to the buyer. A deposit of 2% to 5% is generally required at the time a purchase and sale agreement is executed, with the balance due at closing. On sales of development real estate containing future performance obligations, revenue is recognized using the cost input method based on development costs incurred to date relative to the total development costs allocated to the contract with the customer. The aggregate amount of the transaction price allocated to unsatisfied obligations is recorded and presented in "Deferred revenue" in the Consolidated Balance Sheets.

COST OF SALES

Cost of sales associated with timber operations primarily include the cost basis of timber sold (depletion), logging and transportation costs (cut and haul) and ocean freight and demurrage costs (port and freight). Depletion includes the amortization of capitalized costs (site preparation, planting and fertilization, real estate taxes, timberland lease payments and certain payroll costs). Other costs include amortization of capitalized costs related to road and bridge construction and software, depreciation of fixed assets and equipment, road maintenance, severance and excise taxes, carbon basis and fire prevention.

Cost of sales associated with real estate sold includes the cost of the land, the cost of any timber on the property that was conveyed to the buyer, any real estate development costs and any closing costs including sales commissions that may be borne by us. We expense closing costs, including sales commissions, when incurred for all real estate sales with future performance obligations expected to be satisfied within one year.

When developed residential or commercial land is sold, the cost of sales includes actual costs incurred and estimates of future development costs benefiting the property sold through completion. Costs are allocated to each sold acre or lot based upon the relative sales value of each acre or lot as compared to the estimated sales value of the total project. For purposes of allocating development costs, estimates are reevaluated at least annually and more frequently if warranted by market conditions, changes in the project's scope or other factors, with any adjustments being allocated prospectively to the remaining units available for sale.

EMPLOYEE BENEFIT PLANS

The determination of expense and funding requirements for our defined benefit pension plan, its unfunded excess pension plan and its postretirement life insurance plan are largely based on a number of actuarial assumptions. The key assumptions include discount rate, return on assets, mortality rates and longevity of employees. See Note 18 — Employee Benefit Plans for assumptions used to determine benefit obligations, and the net periodic benefit cost for the year ended December 31, 2022.

(Dollar amounts in thousands unless otherwise stated)

Periodic pension and other postretirement expense is included in “Cost of sales,” “Selling and general expenses” and “Interest and other miscellaneous income, net” in the Consolidated Statements of Income and Comprehensive Income. The service cost component of net periodic benefit cost is included in “Cost of sales” and “Selling and general expenses” while the other components of net periodic benefit cost (interest cost, expected return on plan assets and amortization of losses or gains) are presented outside of income from operations in “Interest and other miscellaneous income, net.” At December 31, 2022 and 2021, our pension plans were in a net liability position (underfunded) of $7.2 million and $8.7 million, respectively. The estimated amount to be paid in the next 12 months is recorded in “Accrued payroll and benefits” on the Consolidated Balance Sheets, with the remainder recorded as a long-term liability in “Pension and Other Postretirement Benefits.” Changes in the funded status of our plans are recorded through other comprehensive (loss) income in the year in which the changes occur. We measure plan assets and benefit obligations as of the fiscal year-end. See Note 18 — Employee Benefit Plans for additional information.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax benefits or consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, operating loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured pursuant to tax laws using the enacted tax rate that is expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. We recognize the effect of a change in income tax rates on deferred tax assets and liabilities in the Consolidated Statements of Income and Comprehensive Income in the period that includes the enactment date of the rate change. We record a valuation allowance to reduce the carrying amounts of deferred tax assets if it is more-likely-than-not that such deferred tax assets will not be realized.

In determining the provision for income taxes, we compute an annual effective income tax rate based on annual income by legal entity, permanent differences between book and tax, and statutory income tax rates by jurisdiction. Inherent in the effective tax rate is an assessment of the ultimate outcome of current period uncertain tax positions. We adjust our annual effective tax rate as additional information on outcomes or events becomes available. Discrete items such as taxing authority examination findings or legislative changes are recognized in the period in which they occur.

Our income tax returns are subject to audit by U.S. federal, state and foreign taxing authorities. In evaluating the tax benefits associated with various tax filing positions, we record a tax benefit for an uncertain tax position if it is more-likely-than-not to be realized upon ultimate settlement. We record a liability for an uncertain tax position that does not meet this criterion. Interest and penalties for an uncertain tax position are recognized in income tax expense. We adjust our liabilities for uncertain tax benefits in the period in which it is determined the issue is settled with the taxing authorities, the statute of limitations expires for the relevant taxing authority to examine the tax position or when new facts or information become available. See Note 20 — Income Taxes for additional information.

ACCOUNTING PRONOUNCEMENTS

In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-04, *Reference Rate Reform (Topic 848)*, which provides temporary optional expedients and exceptions to the guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate (“SOFR”). Entities can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform, if certain criteria are met. We have previously elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. See Note 7 — Debt and Note 8 — Derivative Financial Instruments and Hedging Activities for more information on our current year transition to SOFR.

In June 2022, the Financial Accounting Standards Board ("FASB") issued ASU No. 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities to Contractual Sale Restrictions*, which clarifies how the fair value of equity securities subject to contractual sale restrictions is determined, and amends ASC 820 to clarify that a contractual sale restriction should not be considered in measuring fair value. It also requires entities with investments in equity securities subject to contractual sale restrictions to disclose certain qualitative and quantitative information about such securities. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of adopting this new guidance on the consolidated financial statements.

SUBSEQUENT EVENTS

On February 13, 2023, Cyclone Gabrielle came across the northeast coast of the North Island in New Zealand. As of the date of filing, we have begun assessing our exposure but are unable to reasonably quantify the extent of loss, which includes damages to roading infrastructure and timber in certain areas.

(Dollar amounts in thousands unless otherwise stated)

2. SEGMENT AND GEOGRAPHICAL INFORMATION

As of December 31, 2022 Rayonier operated in five reportable segments: Southern Timber, Pacific Northwest Timber, New Zealand Timber, Real Estate, and Trading. The previously reported Timber Funds segment was liquidated in 2021 with all proceeds being distributed to noncontrolling interests at the end of 2022. As a result, disclosure of Timber Funds segment results is not presented for 2022 while prior year results are presented for historical purposes.

Sales between operating segments are made based on estimated fair market value, and intercompany sales, purchases and profits (losses) are eliminated in consolidation. We evaluate financial performance based on segment operating income (loss) and Adjusted Earnings before Interest, Taxes, Depreciation, Depletion and Amortization ("Adjusted EBITDA"). Asset information is not reported by segment, as we do not produce asset information by segment internally.

Operating income as presented in the Consolidated Statements of Income and Comprehensive Income is equal to segment income. Certain income (loss) items in the Consolidated Statements of Income and Comprehensive Income are not allocated to segments. These items, which include interest income (expense), miscellaneous income (expense) and income tax expense, are not considered by management to be part of segment operations and are included under "unallocated interest expense and other."

Segment information for each of the three years ended December 31 follows:

	Sales by Product Line		
	2022	2021	2020
Southern Timber	$264,201	$204,441	$191,831
Pacific Northwest Timber	162,237	143,021	120,809
New Zealand Timber	274,076	281,158	202,315
Timber Funds (a)	—	199,402	29,557
Real Estate			
Improved Development	35,413	51,713	14,498
Unimproved Development	—	37,500	8,426
Rural	59,485	43,088	67,152
Timberland & Non-Strategic	11,400	44	19,255
Conservation Easements	—	3,855	3,099
Deferred Revenue/Other	1,239	(2,380)	888
Large Dispositions	30,471	56,048	116,027
Total Real Estate	138,008	189,868	229,345
Trading	70,952	95,364	88,973
Intersegment eliminations (b)	(402)	(3,657)	(3,676)
Total Sales	$909,072	$1,109,597	$859,154

(a) The years ended December 31, 2021 and December 31, 2020 include $159.1 million and $22.7 million, respectively, of sales attributable to noncontrolling interests in Timber Funds. Included in sales attributable to noncontrolling interests in Timber Funds for the year ended December 31, 2021 is $125.4 million from Fund II Timberland Dispositions attributable to noncontrolling interests in Timber Funds. The year ended December 31, 2021 also includes $31.4 million from Fund II Timberland Dispositions attributable to Rayonier.

(b) The years ended December 31, 2022, 2021 and 2020 include log marketing fees paid to our Trading segment from our Southern Timber and Pacific Northwest Timber segments for marketing log export sales. The years ended December 31, 2021 and December 31, 2020 include the elimination of timberland investment management fees paid to us by the timber funds which were initially recognized as sales and cost of sales within the Timber Funds segment.

RAYONIER INC. AND SUBSIDIARIES
RAYONIER, L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollar amounts in thousands unless otherwise stated)

	Operating Income (Loss)		
	2022	2021	2020
Southern Timber (a)	$96,616	$66,111	$41,247
Pacific Northwest Timber (b)	15,192	6,827	(9,979)
New Zealand Timber	30,621	51,513	29,984
Timber Funds (c)	—	63,219	(13,195)
Real Estate (d)	58,495	112,540	71,951
Trading	382	144	(462)
Corporate and other (e)	(35,484)	(30,579)	(45,158)
Total Operating Income	165,822	269,775	74,388
Unallocated interest expense and other	(33,642)	(44,627)	(37,595)
Total Income before Income Taxes	$132,180	$225,148	$36,793

(a) The year ended December 31, 2020 includes $6.0 million of timber write-offs resulting from casualty events. Timber write-offs resulting from casualty events are recorded within the Consolidated Statements of Income and Comprehensive Income under the caption "Cost of sales."

(b) The year ended December 31, 2022 includes $0.7 million of timber write-offs resulting from casualty events. Timber write-offs resulting from casualty events are recorded within the Consolidated Statements of Income and Comprehensive Income under the caption "Cost of sales."

(c) The year ended December 31, 2021 includes $45.6 million of operating income attributable to noncontrolling interests in Timber Funds. Included in operating income attributable to noncontrolling interests in Timber Funds for the year ended December 31, 2021 is $41.2 million of income from Fund II Timberland Dispositions. The year ended December 31, 2021 also includes $10.3 million of income on Fund II Timberland Dispositions attributable to Rayonier and a $7.5 million gain on investment in Timber Funds. The year ended December 31, 2020 includes $11.6 million of operating loss attributable to noncontrolling interests in Timber Funds. Included in operating loss attributable to noncontrolling interests in Timber Funds for the year ended December 31, 2020 is $7.3 million related to timber write-offs resulting from casualty events. The year ended December 31, 2020 also includes $1.8 million of timber write-offs resulting from casualty events attributable to Rayonier. Timber write-offs resulting from casualty events are recorded within the Consolidated Statements of Income and Comprehensive Income under the caption "Cost of sales."

(d) The year ended December 31, 2022 includes an $11.5 million gain associated with the multi-family apartment complex sale attributable to noncontrolling interests. The gain associated with the multi-family apartment complex sale attributable to noncontrolling interests was recorded within the Consolidated Statements of Income and Comprehensive Income under the caption "Other operating income, net". The years ended December 31, 2022, 2021 and 2020 include $16.6 million, $44.8 million and $28.7 million, respectively, from Large Dispositions.

(e) The year ended December 31, 2020 includes $17.2 million of integration and restructuring costs related to the merger with Pope Resources.

(Dollar amounts in thousands unless otherwise stated)

	Gross Capital Expenditures		
	2022	2021	2020
Capital Expenditures (a)			
Southern Timber	$39,301	$35,790	$35,505
Pacific Northwest Timber	16,770	16,585	11,367
New Zealand Timber	18,455	20,128	16,595
Timber Funds (b)	—	3,271	2,606
Real Estate	285	191	428
Corporate and other	—	—	—
Total capital expenditures	$74,811	$75,965	$66,500
Timberland Acquisitions (c)			
Southern Timber	$457,770	$168,188	$24,241
Pacific Northwest Timber	26	—	—
New Zealand Timber	734	10,927	454
Total timberland acquisitions	$458,530	$179,115	$24,695
Total Gross Capital Expenditures	$533,341	$255,080	$91,195

(a) Excludes timberland acquisitions presented separately in addition to real estate development investments of $13.7 million, $12.5 million and $6.5 million in the years ended December 31, 2022, 2021 and 2020, respectively.

(b) The years ended December 31, 2021 and December 31, 2020 include $2.8 million and $2.3 million, respectively, of capital expenditures attributable to noncontrolling interests in Timber Funds.

(c) Excludes timberland acquired in the Pope Resources merger.

	Depreciation, Depletion and Amortization		
	2022	2021	2020
Southern Timber	$60,298	$54,116	$61,827
Pacific Northwest Timber	48,024	50,487	47,107
New Zealand Timber	23,876	27,005	25,030
Timber Funds (a)	—	97,943	11,884
Real Estate (b)	22,216	17,746	53,093
Corporate and other	1,255	1,208	1,427
Total	$155,669	$248,505	$200,368

(a) The year ended December 31, 2021 includes $78.9 million of depreciation, depletion, and amortization attributable to noncontrolling interests in Timber Funds. Included in depreciation, depletion, and amortization attributable to noncontrolling interests in Timber Funds for the year ended December 31, 2021 is $66.4 million related to Fund II Timberland Dispositions. The year ended December 31, 2021 also includes $16.6 million related to Fund II Timberland Dispositions attributable to Rayonier. The year ended December 31, 2020 includes $10.3 million of depreciation, depletion and amortization attributable to noncontrolling interests in Timber Funds.

(b) The years ended December 31, 2022, 2021 and 2020 include $8.3 million, $9.8 million and $35.4 million, respectively, from Large Dispositions.

(Dollar amounts in thousands unless otherwise stated)

	Non-Cash Cost of Land and Improved Development		
	2022	2021	2020
Timber Funds (a)	—	$20,239	—
Real Estate (b)	32,934	25,070	82,008
Total	$32,934	$45,309	$82,008

(a) The year ended December 31, 2021 includes $20.2 million of non-cash cost of land and improved development from Fund II Timberland Dispositions, of which $16.2 million was attributable to noncontrolling interests in Timber Funds and $4.0 million was attributable to Rayonier.

(b) The years ended December 31, 2022, 2021 and 2020 include $4.6 million, $0.1 million and $51.6 million, respectively, from Large Dispositions.

Geographical Operating Information								
	Sales			Operating Income			Identifiable Assets	
	2022	2021	2020	2022	2021	2020	2022	2021
United States	$576,780	$732,995	$567,998	$135,900	$217,964	$44,877	$3,244,128	$3,046,707
New Zealand	332,292	376,602	291,156	29,922	51,811	29,511	545,243	589,649
Total	$909,072	$1,109,597	$859,154	$165,822	$269,775	$74,388	$3,789,371	$3,636,356

3. REVENUE

Contract Balances

The timing of revenue recognition, invoicing and cash collections results in accounts receivable and deferred revenue (contract liabilities) on the Consolidated Balance Sheets. Accounts receivable are recorded when we have an unconditional right to consideration for completed performance under the contract. Contract liabilities relate to payments received in advance of performance under the contract. Contract liabilities are recognized as revenue as (or when) we perform under the contract.

The following table summarizes revenue recognized during the years ended December 31, 2022 and 2021 that was included in the contract liability balance at the beginning of each year:

	Year Ended December 31,	
	2022	2021
Revenue recognized from contract liability balance at the beginning of the year (a)	$16,148	$10,809

(a) Revenue recognized was primarily from hunting licenses, the use of advances on pay-as-cut timber sales, and performance obligations from development sales.

(Dollar amounts in thousands unless otherwise stated)

The following tables present our revenue from contracts with customers disaggregated by product type for the years ended December 31, 2022, 2021 and 2020:

Year Ended	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Timber Funds	Real Estate	Trading	Elim.	Total
December 31, 2022								
Pulpwood	$126,884	$15,094	$34,027	—	—	$7,178	—	$183,183
Sawtimber	92,512	141,541	219,082	—	—	62,116	—	515,251
Hardwood	17,216	—	—	—	—	—	—	17,216
Total Timber Sales	236,612	156,635	253,109	—	—	69,294	—	715,650
License Revenue, Primarily From Hunting	21,287	1,076	341	—	—	—	—	22,704
Other Non-Timber/Carbon Revenue	6,302	4,526	20,626	—	—	—	—	31,454
Agency Fee Income	—	—	—	—	—	1,256	—	1,256
Total Non-Timber Sales	27,589	5,602	20,967	—	—	1,256	—	55,414
Improved Development	—	—	—	—	35,413	—	—	35,413
Rural	—	—	—	—	59,485	—	—	59,485
Timberland & Non-Strategic	—	—	—	—	11,400	—	—	11,400
Deferred Revenue/Other (a)	—	—	—	—	(38)	—	—	(38)
Large Dispositions	—	—	—	—	30,471	—	—	30,471
Total Real Estate Sales	—	—	—	—	136,731	—	—	136,731
Revenue from Contracts with Customers	264,201	162,237	274,076	—	136,731	70,550	—	907,795
Lease Revenue	—	—	—	—	1,277	—	—	1,277
Intersegment	—	—	—	—	—	402	(402)	—
Total Revenue	$264,201	$162,237	$274,076	—	$138,008	$70,952	($402)	$909,072
December 31, 2021								
Pulpwood	$95,995	$9,336	$42,836	$792	—	$11,369	—	$160,328
Sawtimber	79,154	127,768	237,262	38,042	—	82,276	—	564,502
Hardwood	4,671	—	—	—	—	—	—	4,671
Total Timber Sales	179,820	137,104	280,098	38,834	—	93,645	—	729,501
License Revenue, Primarily from Hunting	18,116	990	385	40	—	—	—	19,531
Other Non-Timber/Carbon Revenue	6,505	4,927	675	439	—	—	—	12,546
Agency Fee Income	—	—	—	—	—	1,399	—	1,399
Fund II Timberland Dispositions	—	—	—	156,752	—	—	—	156,752
Total Non-Timber Sales	24,621	5,917	1,060	157,231	—	1,399	—	190,228
Improved Development	—	—	—	—	51,713	—	—	51,713
Unimproved Development	—	—	—	—	37,500	—	—	37,500
Rural	—	—	—	—	43,088	—	—	43,088
Timberland & Non-Strategic	—	—	—	—	44	—	—	44
Conservation Easements	—	—	—	—	3,855	—	—	3,855
Deferred Revenue/Other (a)	—	—	—		(3,532)	—	—	(3,532)
Large Dispositions	—	—	—	—	56,048	—	—	56,048
Total Real Estate Sales	—	—	—	—	188,716	—	—	188,716
Revenue from Contracts with Customers	204,441	143,021	281,158	196,065	188,716	95,044	—	1,108,445
Lease Revenue	—	—	—	—	1,152	—	—	1,152
Intersegment	—	—	—	3,337	—	320	(3,657)	—
Total Revenue	$204,441	$143,021	$281,158	$199,402	$189,868	$95,364	($3,657)	$1,109,597
December 31, 2020								
Pulpwood	$94,108	$10,581	$27,558	$784	—	$10,260	—	$143,291
Sawtimber	73,683	106,051	166,935	25,195	—	77,314	—	449,178
Hardwood	2,430	—	—	—	—	—	—	2,430
Total Timber Sales	170,221	116,632	194,493	25,979	—	87,574	—	594,899
License Revenue, Primarily from Hunting	17,765	843	307	17	—	—	—	18,932
Other Non-Timber/Carbon Revenue	3,845	3,334	7,515	124	—	—	—	14,818
Agency Fee Income	—	—	—	—	—	1,160	—	1,160
Total Non-Timber Sales	21,610	4,177	7,822	141	—	1,160	—	34,910
Improved Development	—	—	—	—	14,498	—	—	14,498
Unimproved Development	—	—	—	—	8,426	—	—	8,426
Rural	—	—	—	—	67,152	—	—	67,152
Timberland & Non-Strategic	—	—	—	—	19,255	—	—	19,255
Conservation Easements	—	—	—	—	3,099	—	—	3,099
Deferred Revenue/Other (a)	—	—	—	—	283	—	—	283
Large Dispositions	—	—	—	—	116,027	—	—	116,027
Total Real Estate Sales	—	—	—	—	228,740	—	—	228,740
Revenue from Contracts with Customers	191,831	120,809	202,315	26,120	228,740	88,734	—	858,549
Lease Revenue	—	—	—	—	605	—	—	605
Intersegment	—	—	—	3,437	—	239	(3,676)	—
Total Revenue	$191,831	$120,809	$202,315	$29,557	$229,345	$88,973	($3,676)	$859,154

(a) Includes deferred revenue adjustments, revenue true-ups and marketing fees related to Improved Development sales.

(Dollar amounts in thousands unless otherwise stated)

The following tables present our timber sales disaggregated by contract type for the years ended December 31, 2022, 2021 and 2020:

Year Ended	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Timber Funds	Trading	Total
December 31, 2022						
Stumpage Pay-as-Cut	$98,967	—	—	—	—	$98,967
Stumpage Lump Sum	1,022	7,770	—	—	—	8,792
Total Stumpage	99,989	7,770	—	—	—	107,759
Delivered Wood (Domestic)	125,136	137,421	62,068	—	2,310	326,935
Delivered Wood (Export)	11,487	11,444	191,041	—	66,984	280,956
Total Delivered	136,623	148,865	253,109	—	69,294	607,891
Total Timber Sales	$236,612	$156,635	$253,109	—	$69,294	$715,650
December 31, 2021						
Stumpage Pay-as-Cut	$68,471	—	—	$768	—	$69,239
Stumpage Lump Sum	6,890	10,769	—	—	—	17,659
Total Stumpage	75,361	10,769	—	768	—	86,898
Delivered Wood (Domestic)	81,803	126,335	73,543	38,066	3,731	323,478
Delivered Wood (Export)	22,656	—	206,555	—	89,914	319,125
Total Delivered	104,459	126,335	280,098	38,066	93,645	642,603
Total Timber Sales	$179,820	$137,104	$280,098	$38,834	$93,645	$729,501
December 31, 2020						
Stumpage Pay-as-Cut	$68,684	—	—	$1,731	—	$70,415
Stumpage Lump Sum	2,027	8,142	—	—	—	10,169
Total Stumpage	70,711	8,142	—	1,731	—	80,584
Delivered Wood (Domestic)	85,996	108,490	62,568	24,248	1,768	283,070
Delivered Wood (Export)	13,514	—	131,925	—	85,806	231,245
Total Delivered	99,510	108,490	194,493	24,248	87,574	514,315
Total Timber Sales	$170,221	$116,632	$194,493	$25,979	$87,574	$594,899

4. TIMBERLAND ACQUISITIONS

In December 2022, we completed the acquisitions of approximately 138,000 acres of high-quality commercial timberlands located in Texas, Georgia, Alabama, and Louisiana from Manulife Investment Management for approximately $454.5 million in the aggregate. We funded the acquisitions with incremental borrowings, cash on hand, and like-kind exchange proceeds. Additionally, in five transactions during 2022, we acquired approximately 2,000 acres of U.S. timberland located in Alabama, Florida, Georgia and Washington for an aggregate value of $3.3 million, which were primarily funded from operating cash flow.

During 2022, we also acquired approximately 1,000 acres of timberland (including approximately 400 acres of leased land) in New Zealand for approximately $0.7 million. These acquisitions were funded from operating cash flow.

In 2021, we acquired approximately 100,000 acres of U.S. timberland located in Florida, Georgia and Texas through seven transactions for an aggregate value of $168.2 million, which were funded from operating cash flow, proceeds from the sale of the Timber Funds business and use of the Company's 2020 ATM Program. Additionally, during 2021, we acquired approximately 3,000 acres of timberland (including approximately 1,000 acres of leased land) in New Zealand for approximately $10.9 million. These acquisitions were funded from operating cash flow.

(Dollar amounts in thousands unless otherwise stated)

The following table summarizes the timberland acquisitions for the years ended December 31, 2022 and 2021:

	2022		2021	
	Cost	Acres	Cost	Acres
Alabama	124,020	35,995	—	—
Florida	1,053	741	31,342	24,153
Georgia	130,124	28,514	38,339	24,776
Louisiana	24,373	9,110	—	—
Texas	178,200	65,226	98,507	51,568
Washington	26	20	—	—
New Zealand	734	1,409	10,927	2,676
Total Acquisitions	$458,530	141,015	$179,115	103,173

5. NONCONTROLLING INTERESTS

NONCONTROLLING INTERESTS IN CONSOLIDATED AFFILIATES

Matariki Forestry Group

We maintain a 77% controlling financial interest in Matariki Forestry Group (the "New Zealand subsidiary"), a joint venture that owns or leases approximately 417,000 legal acres of New Zealand timberland. Accordingly, we consolidate the New Zealand subsidiary's balance sheet and results of operations. The portions of the consolidated financial position and results of operations attributable to the New Zealand subsidiary's 23% noncontrolling interest are reflected as an adjustment to income in our Consolidated Statements of Income and Comprehensive Income under the caption "Net (income) loss attributable to noncontrolling interests in consolidated affiliates." Rayonier New Zealand Limited ("RNZ"), a wholly-owned subsidiary, serves as the manager of the New Zealand subsidiary.

The following table sets forth the income attributable to the New Zealand subsidiary's noncontrolling interests:

	2022	2021	2020
Net income attributable to noncontrolling interests in the New Zealand subsidiary	$2,966	$7,696	$4,920

Ferncliff Investors

We maintain an ownership interest in Ferncliff Investors, a real estate joint venture entity. In 2017, Ferncliff Management and Ferncliff Investors were formed for the purpose of raising capital from third parties to invest in an unconsolidated real estate joint venture entity, Bainbridge Landing LLC, for the development of a multi-family community containing apartments and townhouses on a five-acre parcel in Bainbridge Island, Washington. Ferncliff Management is the manager and 33.33% owner of Ferncliff Investors, with the remaining ownership interest in Ferncliff Investors held by third-party investors. Ferncliff Investors holds a 50% interest in Bainbridge Landing LLC, the joint venture entity that owns and is developing the property.

In 2022, Bainbridge Landing, LLC completed the planned sale of its multi-family apartment complex in Bainbridge Island, Washington for a purchase price of $65.5 million. The equity income related to the apartment complex sale was $16.0 million, of which $4.5 million was attributable to Rayonier. We recognized the gain on the sale in our Consolidated Statements of Income and Comprehensive Income under the caption "Other operating income, net."

(Dollar amounts in thousands unless otherwise stated)

NONCONTROLLING INTERESTS IN THE OPERATING PARTNERSHIP

Noncontrolling interests in the operating partnership relate to the third-party ownership of redeemable operating partnership Units. Net income attributable to the noncontrolling interests in the operating partnership is computed by applying the weighted average redeemable operating partnership units outstanding during the period as a percentage of the weighted average total units outstanding to the Operating Partnership's net income for the period. If a noncontrolling unitholder redeems a unit for a registered common share of Rayonier or cash, the noncontrolling interests in the operating partnership will be reduced and the Company's share in the Operating Partnership will be increased by the fair value of each security at the time of redemption.

The following table sets forth the Company's noncontrolling interests in the operating partnership:

	2022	2021
Beginning noncontrolling interests in the operating partnership	$133,823	$130,121
Adjustment of noncontrolling interests in the operating partnership	(23,155)	42,530
Conversions of redeemable operating partnership units to common shares	(3,925)	(40,676)
Net income attributable to noncontrolling interests in the operating partnership	2,393	4,516
Other comprehensive income attributable to noncontrolling interests in the operating partnership	295	1,601
Distributions to noncontrolling interests in the operating partnership	(3,668)	(4,269)
Total noncontrolling interests in the operating partnership	$105,763	$133,823

(Dollar amounts in thousands unless otherwise stated)

6. EARNINGS PER SHARE AND PER UNIT

Basic earnings per common share ("EPS") is calculated by dividing net income attributable to Rayonier Inc. by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by dividing net income attributable to Rayonier Inc., before net income attributable to noncontrolling interests in the operating partnership by the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, performance shares, restricted shares, restricted stock units and noncontrolling interests in operating partnership units.

The following table provides details of the calculations of basic and diluted earnings per common share of the Company for the three years ended December 31:

	2022	2021	2020
Earnings per common share - basic			
Numerator:			
Net Income	$122,791	$210,487	$29,784
Less: Net income attributable to noncontrolling interests in the operating partnership	(2,393)	(4,516)	(528)
Less: Net (income) loss attributable to noncontrolling interests in consolidated affiliates	(13,321)	(53,421)	7,828
Net income attributable to Rayonier Inc.	$107,077	$152,550	$37,084
Denominator:			
Denominator for basic earnings per common share - weighted average shares	146,209,847	140,812,882	133,865,867
Basic earnings per common share attributable to Rayonier Inc.:	$0.73	$1.08	$0.28
Earnings per common share - diluted			
Numerator:			
Net Income	$122,791	$210,487	$29,784
Less: Net (income) loss attributable to noncontrolling interests in consolidated affiliates	(13,321)	(53,421)	7,828
Net income attributable to Rayonier Inc., before net income attributable to noncontrolling interests in the operating partnership	$109,470	$157,066	$37,612
Denominator:			
Denominator for basic earnings per common share - weighted average shares	146,209,847	140,812,882	133,865,867
Add: Dilutive effect of:			
Stock options	5,132	8,727	633
Performance shares, restricted shares and restricted stock units	669,501	416,527	198,955
Noncontrolling interests in operating partnership units	3,268,473	4,062,725	2,877,447
Denominator for diluted earnings per common share - adjusted weighted average shares	150,152,953	145,300,861	136,942,902
Diluted earnings per common share attributable to Rayonier Inc.:	$0.73	$1.08	$0.27

	2022	2021	2020
Anti-dilutive shares excluded from computations of diluted earnings per share:			
Stock options, performance shares, restricted shares and restricted stock units	103,514	149,705	450,551

(Dollar amounts in thousands unless otherwise stated)

Basic earnings per unit ("EPU") is calculated by dividing net income available to unitholders of Rayonier, L.P. by the weighted average number of units outstanding during the year. Diluted EPU is calculated by dividing net income available to unitholders of Rayonier, L.P. by the weighted average number of units outstanding adjusted to include the potentially dilutive effect of outstanding unit equivalents, including stock options, performance shares, restricted shares and restricted stock units.

The following table provides details of the calculations of basic and diluted earnings per unit of the Operating Partnership for the three years ended December 31:

	2022	2021	2020
Earnings per unit - basic			
Numerator:			
Net Income	$122,791	$210,487	$29,784
Less: Net (income) loss attributable to noncontrolling interests in consolidated affiliates	(13,321)	(53,421)	7,828
Net income available to unitholders	$109,470	$157,066	$37,612
Denominator:			
Denominator for basic earnings per unit - weighted average units	149,478,320	144,875,607	136,743,314
Basic earnings per unit attributable to Rayonier, L.P.:	$0.73	$1.08	$0.28
Earnings per unit - diluted			
Numerator:			
Net Income	$122,791	$210,487	$29,784
Less: Net (income) loss attributable to noncontrolling interests in consolidated affiliates	(13,321)	(53,421)	7,828
Net income available to unitholders	$109,470	$157,066	$37,612
Denominator:			
Denominator for basic earnings per unit - weighted average units	149,478,320	144,875,607	136,743,314
Add: Dilutive effect of unit equivalents:			
Stock options	5,132	8,727	633
Performance shares, restricted shares and restricted stock units	669,501	416,527	198,955
Denominator for diluted earnings per unit - adjusted weighted average units	150,152,953	145,300,861	136,942,902
Diluted earnings per unit attributable to Rayonier, L.P.	$0.73	$1.08	$0.27

	2022	2021	2020
Anti-dilutive unit equivalents excluded from computations of diluted earnings per unit:			
Stock options, performance shares, restricted shares and restricted stock units	103,514	149,705	450,551

(Dollar amounts in thousands unless otherwise stated)

7. DEBT

Our debt consisted of the following at December 31, 2022 and 2021:

	2022	2021
Debt:		
Senior Notes due 2031 at a fixed interest rate of 2.75%	$450,000	$450,000
2015 Term Loan Facility borrowings due 2028 at a variable interest rate of 5.4% at December 31, 2022	350,000	350,000
2022 Incremental Term Loan Facility borrowings due 2027 at a variable interest rate of 5.21% at December 31, 2022	250,000	—
2016 Incremental Term Loan Facility borrowings due 2026 at a variable interest rate of 5.54% at December 31, 2022	200,000	200,000
2021 Incremental Term Loan Facility borrowings due 2029 at a variable interest rate of 5.35% at December 31, 2022	200,000	—
New Zealand subsidiary noncontrolling interest shareholder loan due 2026 at a fixed interest rate of 3.64%	25,586	27,519
New Zealand subsidiary noncontrolling interest shareholder loan due 2027 at a fixed interest rate of 6.48%	25,586	—
New Zealand subsidiary noncontrolling interest shareholder loan due 2025 at a fixed interest rate of 2.95%	21,931	23,588
Senior Notes due 2022 at a fixed interest rate of 3.75%	—	325,000
Total principal debt	1,523,103	1,376,107
Less: Unamortized discounts	(3,104)	(3,426)
Less: Current maturities of long-term debt	—	(124,965)
Less: Deferred financing costs	(5,278)	(4,897)
Total long-term debt	$1,514,721	$1,242,819

Principal payments due during the next five years and thereafter are as follows:

2023	—
2024	—
2025	21,931
2026	225,586
2027	275,586
Thereafter	1,000,000
Total debt	$1,523,103

2.75% SENIOR NOTES ISSUED MAY 2021

In May 2021, Rayonier, L.P. issued $450 million of 2.75% Senior Notes due 2031, guaranteed by certain subsidiaries. Semi-annual payments of interest only are due on these notes through maturity. The Senior Notes due 2031 were sold at an issue price of 99.195% of their face value, before underwriters discount. Our net proceeds after deducting approximately $3.9 million of underwriting discounts and expenses, were approximately $442.5 million. The discount and debt issuance costs are being amortized to interest expense over the term of the notes using the effective interest method.

TERM CREDIT AGREEMENTS

We have entered into several credit agreements with CoBank, ACB, as administrative agent, and a syndicate of Farm Credit Institutions. Our various term credit facilities issued through the Farm Credit System provide for annual patronage payments, which are profit distributions made by the cooperative to its member-users based on the quantity or value of business done with the member-user.

(Dollar amounts in thousands unless otherwise stated)

In December 2022, we amended all of our term credit agreements to convert the interest rate benchmark from LIBOR to Daily Simple SOFR plus a credit spread adjustment. While all of our term credit facilities provide for variable interest rates based on a spread over Daily Simple SOFR, we have entered into multiple interest rate swap agreements to fix portions of our variable rate exposure. For each credit facility described below, we provide our estimated effective interest rate after consideration of estimated patronage payments and interest rate swaps.

2015 TERM LOAN AGREEMENT

In August 2015, we entered into a credit agreement with CoBank, ACB, as administrative agent, and a syndicate of Farm Credit institutions and other commercial banks to provide $550 million of credit facilities, including a nine-year $350 million term loan facility (“2015 Term Loan Facility”). The periodic interest rate on the 2015 Term Loan Facility is subject to a pricing grid based on our leverage ratio, as defined in the Term Credit Agreement. As of December 31, 2022, the periodic interest rate on the 2015 Term Loan Facility was Daily Simple SOFR plus 1.6% plus a credit spread adjustment of 0.1%. Monthly payments of interest only are due on this loan through maturity. We estimate the effective interest rate on this term loan facility to be approximately 3.0% after consideration of the interest rate swaps and estimated patronage refunds. For additional information on our interest rate swaps, see Note 8 — Derivative Financial Instruments and Hedging Activities.

2022 INCREMENTAL TERM LOAN AGREEMENT

In December 2022, we entered into an Incremental Term Loan Agreement to provide a five-year $250 million senior unsecured incremental term loan facility (“2022 Incremental Term Loan Facility”). The proceeds from the 2022 Incremental Term Loan Facility were used to partially fund our acquisition of high-quality commercial timberlands located in Texas, Georgia, Alabama and Louisiana for an aggregate purchase price of approximately $454.5 million, after customary purchase price adjustments at closing. The periodic interest rate on the 2022 Incremental Term Loan Facility is subject to a pricing grid based on our leverage ratio, as defined in the Incremental Term Loan Agreement. As of December 31, 2022, the periodic interest rate on the 2022 Incremental Term Loan Facility was Daily Simple SOFR plus 1.6% plus a credit spread adjustment of 0.1%. Monthly payments of interest only are due on this loan through maturity. We estimate the effective interest rate on this term loan facility to be approximately 4.9% after consideration of interest rate swaps and estimated patronage refunds. For additional information on our interest rate swaps, see Note 8 — Derivative Financial Instruments and Hedging Activities.

2016 INCREMENTAL TERM LOAN AGREEMENT

In April 2016, we entered into an Incremental Term Loan Agreement to provide a 10-year, $300 million term loan facility (“2016 Incremental Term Loan Facility”) of which $100 million was subsequently repaid. The periodic interest rate on the 2016 Incremental Term Loan Facility is subject to a pricing grid based on our leverage ratio, as defined in the Incremental Term Loan Agreement. As of December 31, 2022, the periodic interest rate on the $200 million 2016 Incremental Term Loan Facility was Daily Simple SOFR plus 1.65% plus a credit spread adjustment of 0.1%. Monthly payments of interest only are due on this loan through maturity. We estimate the effective interest rate on this term loan facility to be approximately 2.4% after consideration of interest rate swaps and estimated patronage payments. For additional information on our interest rate swaps, see Note 8 — Derivative Financial Instruments and Hedging Activities.

(Dollar amounts in thousands unless otherwise stated)

2021 INCREMENTAL TERM LOAN AGREEMENT

In June 2021, we entered into an Incremental Term Loan Agreement, which provided us the ability to make an advance of $200 million on or before June 1, 2022. In January 2022, we made a $200 million draw on our 2021 Incremental Term Loan Facility. Proceeds from the 2021 Incremental Term Loan Facility were used to repay the outstanding principal on our Revolving Credit Facility, which was used to fund the repayment of the Senior Notes due 2022. The periodic interest rate on the 2021 Incremental Term Loan Facility is subject to a pricing grid based on our leverage ratio, as defined in the Incremental Term Loan Agreement. As of December 31, 2022, the periodic interest rate on the 2021 Incremental Term Loan Facility was Daily Simple SOFR plus 1.55% plus a credit spread adjustment of 0.1%. Monthly payments of interest only are due on this loan through maturity. We estimate the effective interest rate on this term loan facility to be approximately 1.5% after consideration of interest rate swaps and estimated patronage refunds. For additional information on our interest rate swaps, see Note 8 — Derivative Financial Instruments and Hedging Activities.

REVOLVING CREDIT FACILITY

In December 2022, we amended the $300 million Revolving Credit Facility to convert the interest rate benchmark from LIBOR to Daily Simple SOFR plus a credit spread adjustment. The periodic interest rate on the Revolving Credit Facility is subject to a pricing grid based on our leverage ratio, as defined in the Term Credit Agreement. As of December 31, 2022, the periodic interest rate on the Revolving Credit Facility was Daily Simple SOFR plus 1.25% plus a credit spread adjustment of 0.1%, with an unused commitment fee of 0.175%. Monthly payments of interest only are due on this loan through maturity. See Note 23 — Other Assets for additional information about deferred financing costs related to revolving debt.

During the year ended December 31, 2022, we made borrowings and repayments of $200 million**.** At December 31, 2022, we had available borrowings of $296.2 million, net of $3.8 million to secure our outstanding letters of credit.

3.75% SENIOR NOTES ISSUED MARCH 2012

In March 2012, Rayonier Inc. issued $325 million of 3.75% Senior Notes due 2022. In January 2022, we repaid the $325 million outstanding on the Senior Notes due 2022.

NEW ZEALAND SUBSIDIARY DEBT

WORKING CAPITAL FACILITY

In June 2022, the New Zealand subsidiary renewed its NZ$20 million working capital facility for an additional 12-month term. The facility is available for short-term operating cash flow needs of the New Zealand subsidiary. This facility holds a variable interest rate indexed to the 90-day New Zealand Bank Bill rate (“BKBM”). The margins are set for the term of the facility. During the year ended December 31, 2022, the New Zealand subsidiary made borrowings and repayments of $7.1 million, net of changes in exchange rates, on its working capital facility. At December 31, 2022, there was no outstanding balance on the facility.

SHAREHOLDER LOANS

The New Zealand subsidiary periodically makes capital distributions to its partners on a pro rata basis to redeem certain equity interests, which are reinvested by the partners into shareholder loans to the New Zealand subsidiary. Our capital distribution and portion of the shareholder loan are eliminated in consolidation. The capital distribution to the minority shareholder and its reinvestment in the shareholder loan results in the recording of a loan payable by the New Zealand subsidiary. Except for changes in the New Zealand foreign exchange rate, there have been no adjustments to the carrying value of the shareholder loan since its inception. See Note 5 — Noncontrolling Interests for more information regarding the New Zealand subsidiary.

SHAREHOLDER LOAN DUE 2026

In July 2021, the New Zealand subsidiary recorded of a loan payable in the amount of $28.1 million due in 2026 at a fixed interest rate of 3.64%. As of December 31, 2022, the outstanding balance is $25.6 million.

SHAREHOLDER LOAN DUE 2027

(Dollar amounts in thousands unless otherwise stated)

In April 2022, the New Zealand subsidiary recorded a loan payable in the amount of $27.9 million due in 2027 at a fixed interest rate of 6.48%. As of December 31, 2022, the outstanding balance is $25.6 million.

SHAREHOLDER LOAN DUE 2025

In September 2020, the New Zealand subsidiary recorded a loan payable in the amount of $23.3 million due in 2025 at a fixed interest rate of 2.95%. As of December 31, 2022, the outstanding balance is $21.9 million.

DEBT COVENANTS

In connection with our Term Credit Agreement, Incremental Term Loan Agreement, 2021 Incremental Term Loan Agreement, 2022 Incremental Term Loan Agreement and Revolving Credit Facility, customary covenants must be met, the most significant of which include interest coverage and leverage ratios.

The covenants listed below, which are the most significant financial covenants in effect as of December 31, 2022, are calculated on a trailing 12-month basis:

	Covenant Requirement	Actual Ratio	Favorable
Covenant EBITDA to consolidated interest expense should not be less than	2.5 to 1	9.9 to 1	7.4
Covenant debt to covenant net worth plus covenant debt shall not exceed	65%	45%	20%

In addition to these financial covenants listed above, the Senior Notes due 2031, Term Credit Agreement, Incremental Term Loan Agreement, 2021 Incremental Term Loan Facility, 2022 Incremental Term Loan Facility, and Revolving Credit Facility include customary covenants that limit the incurrence of debt and the disposition of assets, among others. At December 31, 2022, we were in compliance with all applicable covenants.

(Dollar amounts in thousands unless otherwise stated)

8. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to market risk related to potential fluctuations in foreign currency exchange rates and interest rates. We use derivative financial instruments to mitigate the financial impact of exposure to these risks.

Accounting for derivative financial instruments is governed by ASC Topic 815, *Derivatives and Hedging*, ("ASC 815"). In accordance with ASC 815, we record our derivative instruments at fair value as either assets or liabilities in the Consolidated Balance Sheets. Changes in the instruments' fair value are accounted for based on their intended use. Gains and losses on derivatives that are designated and qualify for cash flow hedge accounting are recorded as a component of accumulated other comprehensive income ("AOCI") and reclassified into earnings when the hedged transaction materializes. Gains and losses on derivatives that are designated and qualify for net investment hedge accounting are recorded as a component of AOCI and will not be reclassified into earnings until the investment is partially or completely liquidated. The changes in the fair value of derivatives not designated as hedging instruments and those which are no longer effective as hedging instruments, are recognized immediately in earnings.

FOREIGN CURRENCY EXCHANGE AND OPTION CONTRACTS

Our New Zealand subsidiary's domestic sales and operating expenses are predominately denominated in New Zealand dollars, while its export sales, shareholder distributions and ocean freight payments are predominately denominated in U.S. dollars. To the extent New Zealand dollar costs exceed New Zealand dollar revenues (the "foreign exchange exposure"), the New Zealand subsidiary manages the foreign exchange exposure through the use of derivative financial instruments. It typically hedges a portion of export sales receipts to cover 50% to 90% of the projected foreign exchange exposure for the following 12 months, up to 75% for the forward 12 to 18 months and up to 50% for the forward 18 to 24 months. Additionally, it will occasionally hedge export sales receipts to cover up to 50% of the foreign exchange exposure for the forward 24 to 48 months when the New Zealand dollar is at a cyclical low versus the U.S. dollar. The New Zealand subsidiary's trading operations typically hedge a portion of export sales receipts to cover the projected foreign exchange exposure for the following three months. As of December 31, 2022, foreign currency exchange contracts and foreign currency option contracts had maturity dates through September 2025 and October 2025, respectively.

Foreign currency exchange and option contracts hedging foreign currency risk qualify for cash flow hedge accounting. We may de-designate these cash flow hedge relationships in advance or at the occurrence of the forecasted transaction. The portion of gains or losses on the derivative instrument previously accumulated in other comprehensive income for de-designated hedges remains in accumulated other comprehensive income until the forecasted transaction affects earnings. Changes in the value of derivative instruments after de-designation are recorded in earnings.

INTEREST RATE PRODUCTS

We are exposed to cash flow interest rate risk on our variable-rate debt. We use variable-to-fixed interest rate swaps and forward-starting interest rate swap agreements to hedge this exposure. For these derivative instruments, we report the gains/losses from the fluctuations in the fair market value of the hedges in AOCI and reclassify them to earnings as interest expense in the same period in which the hedged interest payments affect earnings.

To the extent we de-designate or terminate a cash flow hedging relationship and the associated hedged item continues to exist, any unrealized gain or loss of the cash flow hedge at the time of de-designation remains in AOCI and is amortized using the straight-line method through interest expense over the remaining life of the hedged item. To the extent the associated hedged item is no longer effective, the gain or loss is reclassified out of AOCI to earnings immediately.

In November 2022, we entered into a new $100 million forward-starting interest rate swap agreement, benchmarked to the Secured Overnight Financing Rate ("SOFR"), in anticipation of the new $250 million incremental term loan, which closed in December 2022. See Note 7 — Debt for additional information.

In December 2022, through a fifth amendment to the Incremental Term Loan Agreement with our primary lender, we converted all our outstanding London Inter-Bank Offered Rate ("LIBOR") indexed term loans, in the aggregate principal amount of $750 million, to SOFR indexed rates. In conjunction with amending our Term Loan Agreement, we also concurrently modified the benchmark rate from LIBOR to Daily Simple SOFR in our active interest rate swap agreements with a total notional amount of $750 million. The conversion of these debt and interest rate swap instruments did not have a material impact on our financial position or operating results.

(Dollar amounts in thousands unless otherwise stated)

As of December 31, 2022, our forward-starting interest rate swap agreements with a total notional amount of $150 million continue to use LIBOR as the interest rate benchmark.

INTEREST RATE SWAPS

The following table contains information on the outstanding interest rate swaps as of December 31, 2022:

Outstanding Interest Rate Swaps (a)						
Date Entered Into	**Term**	**Notional Amount**	**Related Debt Facility**	**Fixed Rate of Swap**	**Bank Margin on Debt (b)**	**Total Effective Interest Rate (c)**
August 2015	9 years	$170,000	Term Credit Agreement	2.10%	1.70%	3.80%
August 2015	9 years	180,000	Term Credit Agreement	2.26%	1.70%	3.96%
April 2016	10 years	100,000	Incremental Term Loan	1.50%	1.75%	3.25%
April 2016	10 years	100,000	Incremental Term Loan	1.51%	1.75%	3.26%
May 2021 (d)	7 years	200,000	2021 Incremental Term Loan Facility	0.67%	1.65%	2.32%
December 2022 (e)	5 years	100,000	2022 Incremental Term Loan Facility	3.72%	1.70%	5.42%

(a) All interest rate swaps have been designated as interest rate cash flow hedges and qualify for hedge accounting.
(b) Includes the SOFR Credit Spread Adjustment component allotted to banks during the transition from LIBOR period.
(c) Rate is before estimated patronage payments.
(d) On February 1, 2022, our $200 million notional forward-starting interest rate swap matured into an active interest rate swap. See Note 7 - Debt for additional information.
(e) On December 1, 2022 our $100 million notional forward-starting interest rate swap matured into an active interest rate swap. See Note 7 - Debt for additional information.

FORWARD-STARTING INTEREST RATE SWAPS

The following table contains information on the outstanding forward-starting interest rate swaps as of December 31, 2022:

Outstanding Forward-Starting Interest Rate Swaps (a)						
Date Entered Into	**Term**	**Notional Amount**	**Fixed Rate of Swap**	**Related Debt Facility**	**Forward Date**	**Maximum Period Ending for Forecasted Issuance Date**
April 2020	4 years	$100,000	0.88%	Term Credit Agreement	August 2024	N/A
May 2020	4 years	50,000	0.74%	Term Credit Agreement	August 2024	N/A

(a) All forward-starting interest rate swaps have been designated as interest rate cash flow hedges and qualify for hedge accounting.

CARBON OPTIONS

The New Zealand subsidiary enters into carbon options from time to time to sell carbon assets. Changes in fair value of the carbon option contracts are recorded in “Interest and other miscellaneous income, net” as the contracts do not qualify for hedge accounting treatment. As of December 31, 2022, all existing carbon option contracts have expired.

(Dollar amounts in thousands unless otherwise stated)

The following table demonstrates the impact, gross of tax, of our derivatives on the Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2022, 2021 and 2020.

	Location on Statement of Income and Comprehensive Income	2022	2021	2020
Derivatives designated as cash flow hedges:				
Foreign currency exchange contracts	Other comprehensive income (loss)	$5,093	($10,939)	$7,699
	Other operating income, net	(7,682)	2,974	(2,323)
Foreign currency option contracts	Other comprehensive income (loss)	610	(2,733)	1,181
	Other operating income, net	—	1,177	30
Interest rate products	Other comprehensive income (loss)	75,006	52,478	(76,567)
	Interest expense, net	2,459	14,694	10,769
Derivatives not designated as hedging instruments:				
Carbon options	Interest and other miscellaneous income, net	—	—	$563

During the next 12 months, the amount of the AOCI balance, net of tax, expected to be reclassified into earnings is a gain of approximately $19.7 million. The following table contains details of the amounts expected to be reclassified into earnings:

	Amount expected to be reclassified into earnings in next 12 months
Derivatives designated as cash flow hedges:	
Foreign currency exchange contracts	($3,909)
Foreign currency option contracts	(203)
Interest rate products	23,810
Total estimated gain on derivatives contracts	$19,698

The following table contains the notional amounts of the derivative financial instruments recorded in the Consolidated Balance Sheets at December 31, 2022 and 2021:

	Notional Amount	
	2022	2021
Derivatives designated as cash flow hedges:		
Foreign currency exchange contracts	$138,250	$149,250
Foreign currency option contracts	78,000	14,000
Interest rate swaps	850,000	550,000
Forward-starting interest rate swaps	150,000	350,000

(Dollar amounts in thousands unless otherwise stated)

The following table contains the fair values of the derivative financial instruments recorded in the Consolidated Balance Sheets at December 31, 2022 and 2021. Changes in balances of derivative financial instruments are recorded as operating activities in the Consolidated Statements of Cash Flows:

	Location on Balance Sheet	Fair Value Assets (Liabilities) (a) 2022	2021
Derivatives designated as cash flow hedges:			
Foreign currency exchange contracts	Other current assets	$25	$721
	Other assets	1,303	86
	Other current liabilities	(5,457)	(2,061)
	Other non-current liabilities	(410)	(694)
Foreign currency option contracts	Other current assets	66	—
	Other assets	2,131	228
	Other current liabilities	(347)	—
	Other non-current liabilities	(1,281)	(270)
Interest rate swaps	Other assets	60,843	—
	Other non-current liabilities	(51)	(15,582)
Forward-starting interest rate swaps	Other assets	11,939	11,482
Total derivative contracts:			
Other current assets		$91	$721
Other assets		76,216	11,796
Total derivative assets		$76,307	$12,517
Other current liabilities		(5,804)	(2,061)
Other non-current liabilities		(1,742)	(16,546)
Total derivative liabilities		($7,546)	($18,607)

(a) See Note 9 — Fair Value Measurements for further information on the fair value of our derivatives including their classification within the fair value hierarchy.

OFFSETTING DERIVATIVES

Derivative financial instruments are presented at their gross fair values in the Consolidated Balance Sheets. Our derivative financial instruments are not subject to master netting arrangements, which would allow the right of offset.

(Dollar amounts in thousands unless otherwise stated)

9. FAIR VALUE MEASUREMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

A three-level hierarchy that prioritizes the inputs used to measure fair value was established in the Accounting Standards Codification as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents the carrying amount and estimated fair values of our financial instruments at December 31, 2022 and 2021, using market information and what we believe to be appropriate valuation methodologies under GAAP:

	December 31, 2022			December 31, 2021		
	Carrying Amount	Fair Value		Carrying Amount	Fair Value	
Asset (Liability) (a)		Level 1	Level 2		Level 1	Level 2
Cash and cash equivalents, excluding Timber Funds	$114,255	$114,255	—	$358,680	$358,680	—
Cash and cash equivalents, Timber Funds	—	—	—	3,493	3,493	—
Restricted cash, Timber Funds (b)	—	—	—	6,341	6,341	—
Restricted cash, excluding Timber Funds (c)	1,152	1,152	—	625	625	—
Current maturities of long-term debt (d)	—	—	—	(124,965)	—	(125,288)
Long-term debt (d)	(1,514,721)	—	(1,438,736)	(1,242,819)	—	(1,245,148)
Interest rate swaps (e)	60,792	—	60,792	(15,582)	—	(15,582)
Forward-starting interest rate swaps (e)	11,939	—	11,939	11,482	—	11,482
Foreign currency exchange contracts (e)	(4,539)	—	(4,539)	(1,948)	—	(1,948)
Foreign currency option contracts (e)	569	—	569	(42)	—	(42)
Noncontrolling interests in the operating partnership (f)	105,763	105,763	—	133,823	133,823	—

(a) We did not have Level 3 assets or liabilities at December 31, 2022 and 2021.

(b) Restricted cash, Timber Funds represents the portion of proceeds from Fund II Timberland Dispositions required to be distributed to noncontrolling interests. See Note 21 - Restricted Cash for additional information.

(c) Restricted cash, excluding Timber Funds represents proceeds from like-kind exchange sales deposited with a third-party intermediary and cash held in escrow. See Note 21 - Restricted Cash for additional information.

(d) The carrying amount of long-term debt is presented net of deferred financing costs and unamortized discounts on non-revolving debt. See Note 7 — Debt for additional information.

(e) See Note 8 — Derivative Financial Instruments and Hedging Activities for information regarding the Consolidated Balance Sheets classification of our derivative financial instruments.

(f) Noncontrolling interests in the operating partnership is neither an asset nor liability and is classified as temporary equity in the Company's Consolidated Balance Sheets. This relates to the ownership of Rayonier, L.P. units by various individuals and entities other than the Company. See Note 5 — Noncontrolling Interests for additional information.

(Dollar amounts in thousands unless otherwise stated)

We use the following methods and assumptions in estimating the fair value of our financial instruments:

Cash and cash equivalents and Restricted cash — The carrying amount is equal to fair market value.

Debt — The fair value of fixed rate debt is based upon quoted market prices for debt with similar terms and maturities. The variable rate debt adjusts with changes in the market rate, therefore the carrying value approximates fair value.

Interest rate swap agreements — The fair value of interest rate contracts is determined by discounting the expected future cash flows, for each instrument, at prevailing interest rates.

Foreign currency exchange contracts — The fair value of foreign currency exchange contracts is determined by a mark-to-market valuation, which estimates fair value by discounting the difference between the contracted forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Foreign currency option contracts — The fair value of foreign currency option contracts is based on a mark-to-market calculation using the Black-Scholes option pricing model.

Noncontrolling interests in the operating partnership — The fair value of noncontrolling interests in the operating partnership is determined based on the period-end closing price of Rayonier Inc. common shares.

10. COMMITMENTS

At December 31, 2022, the future minimum payments under non-cancellable commitments were as follows:

	Environmental Remediation (a)	Development Projects (b)	Commitments (c)	Total
2023	$1,175	$26,996	$6,301	$34,472
2024	9,775	911	955	11,641
2025	392	267	114	773
2026	842	267	2	1,111
2027	581	267	2	850
Thereafter	2,828	3,506	—	6,334
	$15,593	$32,214	$7,374	$55,181

(a) Environmental remediation represents our estimate of potential liability associated with environmental contamination and Natural Resource Damages (NRD) in Port Gamble, Washington. See Note 12 - Environmental and Natural Resource Damage Liabilities for additional information.
(b) Primarily consisting of payments expected to be made on our Wildlight and Heartwood development projects.
(c) Commitments include payments expected to be made on financial instruments (foreign exchange contracts) and other purchase obligations.

11. CONTINGENCIES

We have been named as a defendant in various lawsuits and claims arising in the normal course of business. While we have procured reasonable and customary insurance covering risks normally occurring in connection with our businesses, we have in certain cases retained some risk through the operation of large deductible insurance plans, primarily in the areas of executive risk, property, automobile and general liability. These pending lawsuits and claims, either individually or in the aggregate, are not expected to have a material adverse effect on our financial position, results of operations, or cash flow.

12. ENVIRONMENTAL AND NATURAL RESOURCE DAMAGE LIABILITIES

Various federal and state environmental laws in the states in which we operate place cleanup or restoration liability on the current and former owners of affected real estate. These laws are often a source of “strict liability,” meaning that an owner or operator need not necessarily have caused, or even been aware of, the release of contaminated materials. Similarly, there are certain environmental laws that allow state, federal, and tribal trustees (collectively, the “Trustees”) to bring suit against property owners to recover damage for injuries to natural resources. Like the liability that attaches to current property owners in the cleanup context, liability for natural resource damages (“NRD”) can attach to a property simply because an injury to natural resources resulted from releases of contaminated materials on the owner’s property, regardless of culpability for the release.

(Dollar amounts in thousands unless otherwise stated)

Changes in environmental and NRD liabilities from December 31, 2021 to December 31, 2022 are shown below:

	Port Gamble, WA
Non-current portion at December 31, 2021	$10,110
Plus: Current portion	695
Total Balance at December 31, 2021	10,805
Expenditures charged to liabilities	(812)
Increase in liabilities (a)	5,600
Total Balance at December 31, 2022	15,593
Less: Current portion	(1,175)
Non-current portion at December 31, 2022	$14,418

(a) Increase in liabilities includes $4.9 million related to revised environmental and NRD cost estimates recorded in the fourth quarter of 2022.

We periodically examine whether the contingent liabilities related to the environmental matters described above are probable and reasonably estimable based on experience and ongoing developments in those matters, including continued study and analysis of ongoing remediation obligations. During the three months ended December 31, 2022, with the assistance of independent environmental consultants and taking into consideration inflation, investigation and remediation actions previously completed, new information available during the period and ongoing discussions with the Trustees, we completed a comprehensive long-term analysis and cost assessment related to our ongoing environmental remediation and NRD obligations. As a result of this analysis, we increased the accrual for environmental and NRD liabilities by $4.9 million, which are recorded on an undiscounted basis. We expect to pay the amounts recorded over an estimated period of up to 20 years.

It is expected that the upland millsite cleanup and NRD restoration will occur over the next one to two years, while the monitoring of the Port Gamble Bay, mill site and landfills will continue for an additional 15 to 20 years. NRD costs are subject to change as the scope of the restoration projects become more clearly defined. It is reasonably possible that these components of the liability may increase as the project progresses. Management continues to monitor the Port Gamble cleanup process and will make adjustments as needed. Should any future circumstances result in a change to the estimated cost of the project, we will record an appropriate adjustment to the liability in the period it becomes known and when we can reasonably estimate the amount. For further information on the timing and amount of future payments related to our environmental remediation liabilities, see Note 10 - Commitments.

We do not currently anticipate any material loss in excess of the amounts accrued; however we are not able to estimate a possible loss or range of loss, if any, in excess of the established liabilities. Our future remediation expenses may be affected by a number of uncertainties including, but not limited to, the difficulty in estimating the extent and method of remediation, the evolving nature of environmental regulations, and the availability and application of technology. We do not expect the resolution of such uncertainties to have a material adverse effect on our consolidated financial position or liquidity.

(Dollar amounts in thousands unless otherwise stated)

13. GUARANTEES

We provide financial guarantees as required by creditors, insurance programs, and various governmental agencies. As of December 31, 2022, the following financial guarantees were outstanding:

Financial Commitments (a)	Maximum Potential Payment
Standby letters of credit (b)	$3,779
Surety bonds (c)	22,866
Total financial commitments	$26,645

(a) We have not recorded any liabilities for these financial commitments in the Consolidated Balance Sheets. The guarantees are not subject to measurement, as the guarantees are dependent on our own performance.

(b) Approximately $2.9 million of the standby letters of credit serve as credit support for real estate construction at the Company's Wildlight development project. The remaining letters of credit support various insurance related agreements, primarily workers' compensation. These letters of credit will expire at various dates during 2023 and will be renewed as required.

(c) Surety bonds are issued primarily to secure performance obligations related to various operational activities, to provide collateral for our Wildlight development project in Nassau County, Florida and our Heartwood development project in Richmond Hill, Georgia. These surety bonds expire at various dates during 2023, 2024 and 2025 and are expected to be renewed as required.

(Dollar amounts in thousands unless otherwise stated)

14. HIGHER AND BETTER USE TIMBERLANDS AND REAL ESTATE DEVELOPMENT INVESTMENTS

We routinely assess potential alternative uses of our timberlands, as some properties may become more valuable for development, residential, recreation or other purposes. We periodically transfer, via a sale or contribution from the real estate investment trust ("REIT") entities to taxable REIT subsidiaries ("TRS"), higher and better use ("HBU") timberlands to enable land-use entitlement, development or marketing activities. We also acquire HBU properties in connection with timberland acquisitions. These properties are managed as timberlands until sold or developed. While the majority of HBU sales involve rural and recreational land, we also selectively pursue various land-use entitlements on certain properties for residential, commercial and industrial development in order to enhance the long-term value of such properties. For selected development properties, we also invest in targeted infrastructure improvements, such as roadways and utilities, to accelerate the marketability and improve the value of such properties.

Changes in higher and better use timberlands and real estate development investments from December 31, 2021 to December 31, 2022 are shown below:

	Higher and Better Use Timberlands and Real Estate Development Investments		
	Land and Timber	Development Investments	Total
Non-current portion at December 31, 2021	$87,910	$18,968	$106,878
Plus: Current portion (a)	718	24,022	24,740
Total Balance at December 31, 2021	88,628	42,990	131,618
Non-cash cost of land and improved development	(1,683)	(16,705)	(18,388)
Amortization of parcel real estate development investments	—	(7,437)	(7,437)
Timber depletion from harvesting activities and basis of timber sold in real estate sales	(1,210)	—	(1,210)
Capitalized real estate development investments (b)	—	22,376	22,376
Capital expenditures (silviculture)	246	—	246
Intersegment transfers	5,801	—	5,801
Total Balance at December 31, 2022	91,782	41,224	133,006
Less: Current portion (a)	(408)	(17,501)	(17,909)
Non-current portion at December 31, 2022	$91,374	$23,723	$115,097

(a) The current portion of Higher and Better Use Timberlands and Real Estate Development Investments is recorded in Inventory. See Note 15 — Inventory for additional information.

(b) Capitalized real estate development investments includes $0.8 million of capitalized interest and $8.7 million of parcel real estate development investments. Parcel real estate development investments represent investments made for specific lots and/or commercial parcels that are currently under contract or expected to be ready for market within one year.

15. INVENTORY

As of December 31, 2022 and 2021, our inventory consisted entirely of finished goods, as follows:

	2022	2021
Finished goods inventory		
Real estate inventory (a)	$17,909	$24,740
Log inventory	5,347	3,783
Carbon unit inventory (b)	473	—
Total inventory	$23,729	$28,523

(a) Represents the cost of HBU real estate (including capitalized development investments) under contract to be sold as well as the cost of HBU real estate deferred until post-closing obligations are satisfied. See Note 14 — Higher and Better Use Timberlands and Real Estate Development Investments for additional information.

(b) Represents the basis in New Zealand carbon units intended to be sold in the next 12 months. See Note 1 — Summary of Significant Accounting Policies and Note 23 — Other Assets for additional information on carbon credits.

(Dollar amounts in thousands unless otherwise stated)

16. LEASES

TIMBERLAND LEASES

U.S. timberland leases typically have initial terms of approximately 30 to 65 years, with renewal provisions in some cases. New Zealand timberland lease terms typically range between 30 and 99 years. New Zealand lease arrangements generally consist of Crown Forest Licenses ("CFLs"), forestry rights and land leases. A CFL is a license arrangement to use government or privately owned lands to operate a commercial forest. CFLs generally extend indefinitely and may only be terminated upon a 35-year termination notice. If no termination notice is given, the CFLs renew automatically each year for a one-year term. Alternatively, some CFLs extend for a specific term. Once a CFL is terminated, we may be able to obtain a forestry right from the subsequent owner. A forestry right is a license arrangement with a private entity to use their lands to operate a commercial forest. Forestry rights terminate either upon the issuance of a termination notice (which can last 35 to 45 years), completion of harvest, or a specified termination date.

As of December 31, 2022, the New Zealand subsidiary has three CFLs comprising 11,000 gross acres or 9,000 net plantable acres under termination notice that are being relinquished as harvest activities are concluded, as well as two fixed-term CFLs comprising 3,000 gross acres or 2,000 net plantable acres expiring in 2062. Additionally, the New Zealand subsidiary has two forestry rights comprising 31,000 gross acres or 5,000 net plantable acres under termination notice that are being relinquished as harvest activities are concluded.

OTHER NON-TIMBERLAND LEASES

In addition to timberland holdings, we lease properties for certain office locations. Significant leased properties include a regional office in Lufkin, Texas; a Pacific Northwest Timber office in Hoquiam, Washington and a New Zealand Timber and Trading headquarters in Auckland, New Zealand.

LEASE MATURITIES, LEASE COST AND OTHER LEASE INFORMATION

The following table details our undiscounted lease obligations as of December 31, 2022 by type of lease and year of expiration:

		Year of Expiration					
Lease obligations	**Total**	**2023**	**2024**	**2025**	**2026**	**2027**	**Thereafter**
Operating lease liabilities	$195,213	$9,234	$9,020	$8,144	$7,414	$7,317	$154,084
Total Undiscounted Cash Flows	$195,213	$9,234	$9,020	$8,144	$7,414	$7,317	$154,084
Imputed interest	(98,067)						
Balance at December 31, 2022	$97,146						
Less: Current portion	(8,390)						
Non-current portion at December 31, 2022	$88,756						

The following table details components of our lease cost for the years ended December 31, 2022, 2021, and 2020:

	Year Ended December 31,		
Lease Cost Components	**2022**	**2021**	**2020**
Operating lease cost	$9,332	$10,166	$9,647
Variable lease cost (a)	757	196	230
Total lease cost (b)	$10,089	$10,362	$9,877

(a) The majority of timberland leases are subject to increases or decreases based on either the Consumer Price Index, Producer Price Index or market rates.
(b) Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense for these leases are expensed on a straight line basis over the lease term. Short-term lease expense was not material for the year ended December 31, 2022.

(Dollar amounts in thousands unless otherwise stated)

The following table details components of our lease cost for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
Supplemental Cash Flow Information Related to Leases:	**2022**	**2021**	**2020**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$2,571	$2,389	$2,127
Investing cash flows from operating leases	6,761	7,777	7,520
Total cash flows from operating leases	$9,332	$10,166	$9,647
Weighted-average remaining lease term in years - operating leases	30	29	29
Weighted-average discount rate - operating leases	5%	5%	5%

We apply the following practical expedients as allowed under ASC 842:

Practical Expedient	Description
Short-term leases	We do not record right-of-use assets or liabilities for short-term leases (a lease that at commencement date has a lease term of 12 months or less and does not contain a purchase option that is reasonably certain to be exercised).
Separation of lease and non-lease components	We do not separate non-lease components from the associated lease components if they have the same timing and pattern of transfer and, if accounted for separately, would both be classified as an operating lease.

17. OTHER OPERATING INCOME (EXPENSE), NET

The following table provides the composition of Other operating income (expense), net for the three years ended December 31:

	2022	2021	2020
(Loss) gain on foreign currency remeasurement, net of cash flow hedges	($5,251)	$6,823	($3,503)
Gain on sale or disposal of property plant & equipment	40	75	121
Gain on investment in Timber Funds (a)	—	7,482	—
Log trading marketing fees	—	6	56
Cost related to the merger with Pope Resources (b)	—	—	(17,166)
Equity income (loss) related to Bainbridge Landing LLC joint venture (c)	15,477	102	(721)
Miscellaneous expense, net	(562)	(404)	(472)
Total	$9,704	$14,084	($21,685)

(a) Gain on investment in Timber Funds represents the gain recognized on the sale of rights to manage two timber funds (Funds III and IV) previously managed by the Company's Olympic Resources Management (ORM) subsidiary, as well as its co-investment stake in both funds.

(b) Includes legal, accounting, due diligence, consulting and other costs related to the merger with Pope Resources.

(c) The year ended December 31, 2022 includes $16.0 million equity income from the sale of a multi-family apartment complex in Bainbridge Island, Washington. As the equity investment was co-owned with outside investors, $4.5 million of the equity income was attributable to Rayonier. See Note 5 - Noncontrolling Interests for additional information.

(Dollar amounts in thousands unless otherwise stated)

18. EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PLANS

We have one qualified non-contributory defined benefit pension plan covering a portion of its employees and an unfunded plan that provides benefits in excess of amounts allowable under current tax law in the qualified plans. We closed enrollment in the pension plans to salaried employees hired after December 31, 2005. Effective December 31, 2016, we froze benefits for all employees participating in the pension plan. In lieu of the pension plan, we provide those employees with an enhanced 401(k) plan match similar to what is currently provided to employees hired after December 31, 2005. Employee benefit plan liabilities are calculated using actuarial estimates and management assumptions. These estimates are based on historical information, along with certain assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause the estimates to change.

In December 2022, the Rayonier Board of Directors approved the resolution to terminate the Defined Benefit Plan. Impacted parties were notified on or before December 28, 2022 of the termination and alternative distribution options. The plan is expected to be terminated in the first quarter of 2023. In conjunction with the termination of the Defined Benefit Plan, we also plan to terminate the unfunded plan and distribute all benefits in accordance with Section 409A of the Code. We expect to recognize pre-tax non-cash pension settlement charges related to the actuarial losses currently in AOCI, upon settlement of the obligations of the Defined Benefit Plan. These charges are currently expected to occur in 2023, with the specific timing and final amounts dependent upon several factors.

The following tables set forth the change in the projected benefit obligation and plan assets and reconcile the funded status and the amounts recognized in the Consolidated Balance Sheets for the pension and postretirement benefit plans for the two years ended December 31:

	Pension		Postretirement	
	2022	2021	2022	2021
Change in Projected Benefit Obligation				
Projected benefit obligation at beginning of year	$93,799	$100,469	$1,890	$1,886
Service cost	—	—	7	8
Interest cost	2,434	2,228	51	45
Actuarial gain	(22,376)	(5,112)	(513)	(35)
Benefits paid	(3,609)	(3,519)	(14)	(14)
Expenses paid	(186)	(267)	—	—
Projected benefit obligation at end of year	$70,062	$93,799	$1,421	$1,890
Change in Plan Assets				
Fair value of plan assets at beginning of year	$85,079	$78,883	—	—
Actual return on plan assets	(18,527)	9,896	—	—
Employer contributions	86	86	14	14
Benefits paid	(3,609)	(3,519)	(14)	(14)
Other expense	(186)	(267)	—	—
Fair value of plan assets at end of year	$62,843	$85,079	—	—
Funded Status at End of Year:				
Net accrued benefit cost	($7,219)	($8,720)	($1,421)	($1,890)
Amounts Recognized in the Consolidated Balance Sheets Consist of:				
Current liabilities	($86)	($86)	($50)	($46)
Noncurrent liabilities	(7,133)	(8,634)	(1,371)	(1,844)
Net amount recognized	($7,219)	($8,720)	($1,421)	($1,890)

(Dollar amounts in thousands unless otherwise stated)

For pension and postretirement plans with accumulated benefit obligations in excess of plan assets, the following table sets forth the projected and accumulated benefit obligations and the fair value of plan assets for the two years ended December 31:

	2022	2021
Projected benefit obligation	$70,062	$93,799
Accumulated benefit obligation	70,062	93,799
Accumulated postretirement benefit obligation	1,421	1,890
Fair value of plan assets	62,843	85,079

ACTUARIAL (GAIN) LOSS

PENSION

Key components of the actuarial gains and losses contributing to the period change in the benefit obligation are as follows:

- Changes in participant demographics resulted in an actuarial gain of approximately $0.6 million, which is primarily due to higher than expected mortality among participants.
- Changes in contingent survivor mortality resulted in an actuarial loss of approximately $0.5 million.
- Changes in the discount rate from 2.65% to 4.96% resulted in an actuarial gain of approximately $22.4 million.
- Changes in plan assets during the fiscal year ending December 31, 2022 resulted in an investment loss of $22.0 million, which is due to the difference between the 4.97% expected return compared to the actual return of (22.26%).

POSTRETIREMENT

Key components of the actuarial gains and losses contributing to the period change in the benefit obligation are as follows:

- Introduction of an expected salary increase rate of 3.50% resulted in an actuarial loss of $0.1 million.
- Changes in the discount rate from 2.75% to 5.01% resulted in an actuarial gain of approximately $0.6 million.

OTHER COMPREHENSIVE INCOME

Net gains or losses recognized in other comprehensive (loss) income for the three years ended December 31 are as follows:

	Pension			Postretirement		
	2022	2021	2020	2022	2021	2020
Net gains (losses)	$362	$11,262	($1,587)	$512	$40	($207)

Net gains or losses reclassified from other comprehensive income and recognized as a component of pension and postretirement expense for the three years ended December 31 are as follows:

	Pension			Postretirement		
	2022	2021	2020	2022	2021	2020
Amortization of losses (gains)	$738	$1,154	$861	$15	$20	$8

(Dollar amounts in thousands unless otherwise stated)

ACCUMULATED OTHER COMPREHENSIVE INCOME/LOSS (AOCI)

Net losses that have not yet been included in pension and postretirement expense for the two years ended December 31, but have been recognized as a component of AOCI are as follows:

	Pension		Postretirement	
	2022	2021	2022	2021
Net (losses) income	($11,527)	($12,627)	$96	($431)
Deferred income tax benefit	1,216	1,216	6	6
AOCI	($10,311)	($11,411)	$102	($425)

NET PENSION AND POSTRETIREMENT BENEFIT (CREDIT) COST

The following tables set forth the components of net pension and postretirement benefit (credit) cost that have been recognized during the three years ended December 31:

	Pension			Postretirement		
	2022	2021	2020	2022	2021	2020
Components of Net Periodic Benefit (Credit) Cost						
Service cost	—	—	—	$7	$8	$6
Interest cost	2,434	2,228	2,706	51	45	51
Expected return on plan assets	(3,486)	(3,746)	(3,504)	—	—	—
Amortization of losses (gains)	738	1,154	861	15	20	8
Net periodic benefit (credit) cost	($314)	($364)	$63	$73	$73	$65

The service cost component of our benefit expense is recorded within the operating expense line item “Selling and general expenses” within the Consolidated Statements of Income. All other components of the benefit costs expense are included within the “Interest and miscellaneous income, net” line item of the Consolidated Statements of Income.

VALUATION ASSUMPTIONS

The following table sets forth the principal assumptions inherent in the determination of benefit obligations and net periodic benefit cost of the pension and postretirement benefit plans as of December 31:

	Pension			Postretirement		
	2022	2021	2020	2022	2021	2020
Assumptions used to determine benefit obligations at December 31:						
Discount rate	4.96 %	2.65 %	2.26 %	5.01 %	2.75 %	2.42 %
Assumptions used to determine net periodic benefit cost for years ended December 31:						
Discount rate	2.65 %	2.26 %	3.06 %	2.75 %	2.42 %	3.16 %
Expected long-term return on plan assets	4.97 %	5.72 %	5.72 %	—	—	—

DISCOUNT RATE

At December 31, 2022, the pension plan’s discount rate was 5.0%. The discount rate is derived from the Financial Times Stock Exchange (FTSE) Pension Discount Curve (f/k/a Citigroup). The Pension Discount Curve (PDC) is a set of yields on hypothetical AA, zero coupon bonds whose maturities range from 6 months up to 30 years. The yields of the PDC are used to discount pension liabilities. The PDC is calculated based on a universe of AA rated corporate bonds from the FTSE US Broad Investment-Grade Bond Index and the yields of the FTSE Treasury model curve.

(Dollar amounts in thousands unless otherwise stated)

The pension plan's future expected cash flows are then matched to the spot rates on the yield curve and a single equivalent discount rate is determined, which produces the same present value as the spot rates.

EXPECTED LONG-TERM RETURN ON PLAN ASSETS

In 2022, the expected return on plan assets was 5.0%, which is based on historical returns on current asset allocations and expected returns using the Black-Litterman method.

INVESTMENT OF PLAN ASSETS

Our Pension and Savings Plan Committee and the Audit Committee of the Board of Directors oversee the pension plans’ investment program, which is designed to maximize returns and provide sufficient liquidity to meet plan obligations while maintaining acceptable risk levels. The investment approach emphasizes diversification by allocating the plans’ assets among asset categories and selecting investment managers whose various investment methodologies will be minimally correlative with each other.

In 2020, we transitioned to a liability-driven investment (“LDI”) strategy. An LDI strategy focuses on maintaining a close to fully-funded status over the long-term with minimal funded status risk. This is achieved by investing more of the plan assets in fixed income instruments to more closely match the duration of the plan liability. The investment allocation to fixed income instruments will increase as the plans' funded status increases. Investment target allocation percentages for equity securities can range up to 80 percent.

Our pension plans’ asset allocation (excluding short-term investments) at December 31, 2022 and 2021 are as follows:

Asset Category	Percentage of Plan Assets 2022	2021
Domestic equity securities	28%	29%
International equity securities	20%	18%
Domestic fixed income securities	50%	51%
Real estate fund	2%	2%
Total	100%	100%

Investments within the equity categories may include large capitalization, small capitalization and emerging market securities. Pension assets did not include a direct investment in Rayonier common shares during the years ended December 31, 2022 and 2021.

NET ASSET VALUE MEASUREMENTS

Separate investment accounts are measured using the unit value calculated based on the Net Asset Value (“NAV”) of the underlying assets. The NAV is based on the fair value of the underlying investments held by each fund less liabilities divided by the units outstanding as of the valuation date. These funds are not publicly traded; however, the unit price calculation is based on observable market inputs of the funds’ underlying assets.

The following table sets forth the net asset value of the plan assets as of December 31, 2022 or 2021:

Asset Category	December 31, 2022	December 31, 2021
Investments at Net Asset Value:		
Separate Investment Accounts	$62,843	$85,079
Total Investments at Net Asset Value	$62,843	$85,079

(Dollar amounts in thousands unless otherwise stated)

CASH FLOWS

Our expected benefit payments to be made for the next 10 years are as follows:

	Pension Benefits	Postretirement Benefits
2023	$3,999	$50
2024	4,180	53
2025	4,338	57
2026	4,478	62
2027	4,594	66
2028-2032	23,730	390

We expect to make cash contributions in 2023 of approximately $7.6 million in order to fund the Defined Benefit Plan on a plan termination basis. The Defined Benefit Plan will be settled upon completion of lump sum distributions and purchase of annuity contracts. The Excess Benefit Plan will be settled entirely with lump sum payments upon termination with expected cash contributions in 2023 of approximately $1.3 million. Projected cash contributions are an estimate, as actual amounts will be dependent upon the nature and timing of participant settlements, interest rates, as well as prevailing market conditions.

DEFINED CONTRIBUTION PLANS

We provide a defined contribution plan to all of our eligible employees. Company contributions charged to expense for these plans were $2.5 million, $2.2 million and $2.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The defined contribution plan includes Rayonier common shares with a fair market value of $8.3 million and $11.0 million at December 31, 2022 and 2021, respectively. As of June 1, 2016, the Rayonier Inc. Common Stock Fund was closed to new contributions. Transfers out of the fund will continue to be permitted, but no new investments or transfers into the fund are allowed.

(Dollar amounts in thousands unless otherwise stated)

19. INCENTIVE STOCK PLANS

The Rayonier Incentive Stock Plan (the “Stock Plan”) provides up to 15.8 million shares to be granted for incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and restricted stock units, subject to certain limitations. At December 31, 2022, a total of 1.8 million shares were available for future grants under the Stock Plan. Under the Stock Plan, shares available for issuance are reduced by 1 share for each option or right granted and by 2.27 shares for each performance share, restricted share or restricted stock unit granted. We issue new shares of stock upon the exercise of stock options, the granting of restricted stock, and the vesting of performance shares and restricted stock units. The Stock Plan allows for the cash settlement of the required withholding tax on share or unit awards.

A summary of our stock-based compensation cost is presented below:

	2022	2021	2020
Selling and general expenses	$10,767	$8,255	$6,839
Cost of sales	1,226	816	693
Timber and Timberlands, net (a)	363	206	170
Other operating expense, net (b)	—	—	324
Total stock-based compensation	$12,356	$9,277	$8,026
Tax benefit recognized related to stock-based compensation expense (c)	$603	$487	$421

(a) Represents amounts capitalized as part of the overhead allocation of timber-related costs.

(b) Represents expense associated with the acceleration of share-based compensation on Pope replacement awards related to qualifying terminations.

(c) A valuation allowance is recorded against the tax benefit recognized as we do not expect to be able to realize the benefit in the future.

FAIR VALUE CALCULATIONS BY AWARD

RESTRICTED STOCK & RESTRICTED STOCK UNITS

Restricted stock units granted to employees under the Stock Plan generally vest in fourths on the first, second, third and fourth anniversary of the grant date. Periodically, other one-time restricted stock unit grants are issued to employees for special purposes, such as new hire, promotion or retention, and can vest ratably over, or upon completion of, a defined period of time. Holders of unvested restricted stock and restricted stock unit awards receive dividend equivalent payments on outstanding awards. Members of the board of directors are granted restricted stock, which vests immediately upon issuance and is subject to certain holding requirements. The fair value of each share granted is equal to the share price of the Company’s stock on the date of grant. We have elected to value each grant in total and recognize the expense on a straight-line basis from the grant date of the award to the latest vesting date. As permitted, we do not estimate a forfeiture rate for non-vested shares. Accordingly, unexpected forfeitures will lower stock-based compensation during the period in which they occur.

As of December 31, 2022, there was $0.1 million of unrecognized compensation cost attributable to our restricted stock. We expect to recognize this cost over a weighted average period of 5 months. As of December 31, 2022, there was $7.1 million of unrecognized compensation cost attributable to our restricted stock units. We expect to recognize this cost over a weighted average period of 2.1 years.

(Dollar amounts in thousands unless otherwise stated)

A summary of our restricted stock is presented below:

	2022	2021	2020
Restricted shares granted (a)	22,800	22,140	100,452
Weighted average price of restricted shares granted	$38.60	$37.36	$23.15
Intrinsic value of restricted stock outstanding (b)	$620	$3,062	$4,666
Grant date fair value of restricted stock vested	2,478	3,121	2,755
Cash used to purchase common shares from current and former employees to pay withholding tax requirements on restricted shares vested	708	869	566

(a) The year ended December 31, 2020 includes 69,176 replacement awards issued as a result of the merger with Pope Resources.

(b) Intrinsic value of restricted stock outstanding is based on the market price of the Company's stock at December 31, 2022.

	2022	
	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested Restricted Shares at January 1,	75,862	$29.29
Granted	22,800	38.60
Vested (a)	(78,607)	31.52
Cancelled	(1,247)	24.32
Non-vested Restricted Shares at December 31,	18,808	$31.58

(a) The year ended December 31, 2022 includes 3,718 replacement awards vested as a result of acceleration due to qualifying terminations.

A summary of our restricted stock units is presented below:

	2022	2021	2020
Restricted stock units granted	130,213	129,290	171,409
Weighted average price of restricted stock units granted	$41.81	$33.59	$22.58
Intrinsic value of restricted stock units outstanding (a)	$13,826	$15,095	$7,801
Grant date fair value of restricted stock units vested	2,475	493	218
Cash used to purchase common shares from current and former employees to pay withholding tax requirements on restricted stock units vested	1,063	189	47

(a) Intrinsic value of restricted stock units outstanding is based on the market price of the Company's stock at December 31, 2022.

	2022	
	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested Restricted Stock Units at January 1,	374,016	$28.44
Granted	130,213	41.81
Vested	(80,857)	30.61
Cancelled	(3,888)	33.72
Non-vested Restricted Stock Units at December 31,	419,484	$32.12

(Dollar amounts in thousands unless otherwise stated)

PERFORMANCE SHARE UNITS

Our performance share units generally vest upon completion of a three-year period. The number of shares, if any, that are ultimately awarded is contingent upon our total shareholder return versus selected peer group companies. The performance share payout is based on a market condition, and as such, the awards are valued using a Monte Carlo simulation model. The model generates the fair value of the award at the grant date, which is then recognized as expense on a straight-line basis over the vesting period. Additionally, we do not estimate a forfeiture rate for non-vested units. As such, unexpected forfeitures will lower stock-based compensation during the period in which they occur.

As of December 31, 2022, there was $5.0 million of unrecognized compensation cost related to our performance share unit awards, which is attributable to awards granted in 2020, 2021 and 2022. This cost is expected to be recognized over a weighted average period of 1.6 years.

A summary of our performance share units is presented below:

	2022	2021	2020
Common shares reserved for performance shares granted during year	193,333	191,203	361,870
Weighted average fair value of performance share units granted	$45.68	$36.10	$29.59
Intrinsic value of outstanding performance share units (a)	$13,123	$16,360	$11,711
Fair value of performance shares vested	5,549	1,738	3,522
Cash used to purchase common shares from current and former employees to pay withholding tax requirements on performance shares vested	2,454	559	992

(a) Intrinsic value of outstanding performance share units is based on the market price of the Company's stock at December 31, 2022.

	2022	
	Number of Units	Weighted Average Grant Date Fair Value
Outstanding Performance Share units at January 1,	405,361	$33.16
Granted	110,476	45.68
Units Distributed	(115,167)	35.98
Other Cancellations/Adjustments	(2,514)	39.23
Outstanding Performance Share units at December 31,	398,156	$35.78

Expected volatility was estimated using daily returns on the Company's common shares for the three-year period ending on the grant date. The risk-free rate was based on the 3-year U.S. Treasury rate on the date of the award. The dividend yield was not used to calculate fair value as awards granted receive dividend equivalents. Grants made to Vice Presidents and above are subject to a one-year post-vest holding period and include an additional discount for liquidity. The following table provides an overview of the assumptions used in calculating the fair value of the awards granted for the three years ended December 31:

	2022	2021	2020
Expected volatility	38.1%	35.6%	32.6%
Risk-free rate	2.6%	0.4%	0.3%
Liquidity discount applied to grants with a post-vesting holding restriction (a)	4.2%	6.3%	n/a

(a) One-year post-vest holding requirement began in grant year 2021.

(Dollar amounts in thousands unless otherwise stated)

NON-QUALIFIED EMPLOYEE STOCK OPTIONS

The exercise price of each non-qualified stock option granted under the Stock Plan is equal to the closing market price of the Company's stock on the grant date. Under the Stock Plan, the maximum term is 10 years from the grant date.

A summary of the status of our stock options as of and for the year ended December 31, 2022 is presented below:

	2022			
	Number of Shares	Weighted Average Exercise Price (per common share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at January 1,	124,170	$36.67		
Exercised	(64,762)	38.07		
Cancelled or expired	(5,317)	35.13		
Options outstanding at December 31,	54,091	35.15	0.57	$40
Options exercisable at December 31,	54,091	$35.15	0.57	$40

A summary of additional information pertaining to our stock options is presented below:

	2022	2021	2020
Intrinsic value of options exercised (a)	$300	$916	$108
Cash received from exercise of options	2,466	5,922	1,368

(a) Intrinsic value of options exercised is the amount by which the fair value of the stock on the exercise date exceeded the exercise price of the option.

As of December 31, 2022, compensation cost related to stock options was fully recognized.

(Dollar amounts in thousands unless otherwise stated)

20. INCOME TAXES

Rayonier is a REIT under the Internal Revenue Code and therefore generally does not pay U.S. federal or state income tax. As of December 31, 2022, Rayonier owns a 97.9% interest in the Operating Partnership and conducts substantially all of its timberland operations through the Operating Partnership. The taxable income or loss generated by the Operating Partnership is passed through and reported to its unitholders (including the Company) on a Schedule K-1 for inclusion in each unitholder's income tax return. Certain operations, including log trading and certain real estate activities, such as the entitlement, development and sale of HBU properties, are conducted through our TRS. The TRS subsidiaries are subject to U.S. federal and state corporate income tax. The New Zealand timber operations are conducted by the New Zealand subsidiary, which is subject to corporate-level tax at 28% in New Zealand and is treated as a partnership for U.S. income tax purposes.

PROVISION FOR INCOME TAXES FROM CONTINUING OPERATIONS

The provision for income taxes for each of the three years ended December 31 follows:

	2022	2021	2020
Current			
U.S. federal	($2,797)	($1,893)	($237)
State	(371)	(536)	(339)
Foreign	(2,694)	(11,425)	(5,391)
	(5,862)	(13,854)	(5,967)
Deferred			
U.S. federal	2,302	(6,288)	8,355
State	1,693	(1,623)	325
Foreign	(3,583)	(2,007)	(3,027)
	412	(9,918)	5,653
Changes in valuation allowance	(3,939)	9,111	(6,695)
Total	($9,389)	($14,661)	($7,009)

A reconciliation of the U.S. federal statutory income tax rate to the actual income tax rate for each of the three years ended December 31 follows:

	2022		2021		2020	
U.S. federal statutory income tax rate	($27,758)	(21.0)%	($47,280)	(21.0)%	($7,726)	(21.0)%
U.S. and foreign REIT income	29,732	22.5	44,316	19.7	16,569	45.0
Matariki Group and Rayonier New Zealand Ltd	(5,038)	(3.8)	(12,927)	(5.7)	(7,698)	(20.8)
Change in valuation allowance	(3,939)	(3.0)	9,111	4.0	(6,695)	(18.2)
REIT Built-in Gain	(2,516)	(1.9)	(2,215)	(1.0)	—	—
State Net Operating Loss	—	—	—	—	1,118	3.0
Prepaid land sales	—	—	—	—	(1,084)	(2.9)
Foreign income tax withholding	(1,239)	(0.9)	(505)	(0.2)	(721)	(2.0)
Sale of Timber Funds	—	—	(2,399)	(1.1)	—	—
State Income Tax, Net of Federal Benefit	1,424	1.1	—	—	—	—
Bainbridge Landing JV, NCI	2,496	1.8	—	—	—	—
Other	(2,551)	(1.9)	(2,762)	(1.2)	(772)	(2.1)
Income tax expense as reported for net income	($9,389)	(7.1)%	($14,661)	(6.5)%	($7,009)	(19.0)%

The Company's effective tax rate is below the 21 percent U.S. statutory rate primarily due to tax benefits associated with being a REIT.

(Dollar amounts in thousands unless otherwise stated)

DEFERRED TAXES

Deferred income taxes result from differences between the timing of recognizing revenues and expenses for financial book purposes versus income tax purposes. The nature of the temporary differences and the resulting net deferred tax asset/liability for the two years ended December 31 follows:

	2022	2021
Gross deferred tax assets:		
Pension, postretirement and other employee benefits	$489	$597
New Zealand subsidiary	20,753	21,790
CBPC tax credit carry forwards	13,688	13,701
Capitalized real estate costs	2,457	1,656
U.S. TRS net operating loss	23,885	12,489
Land basis difference	—	9,061
Other	4,808	5,367
Total gross deferred tax assets	66,080	64,661
Less: Valuation allowance	(40,844)	(36,904)
Total deferred tax assets after valuation allowance	$25,236	$27,757
Gross deferred tax liabilities:		
Accelerated depreciation	(9)	(46)
New Zealand subsidiary	(88,414)	(91,388)
Other	(4,558)	(6,059)
Total gross deferred tax liabilities	(92,981)	(97,493)
Net deferred tax liability reported as noncurrent	($67,745)	($69,736)

Net operating loss (“NOL”) and tax credit carryforwards as of the two years ended December 31 follows:

	Tax Effected Balance	Expiration
2022		
U.S. Federal NOL Carryforwards- Post TCJA (a)	$20,538	None
U.S State NOL Carryforwards (b)	3,347	Various
Cellulosic Biofuel Producer Credit (c)	13,688	2024
2021		
U.S. Federal NOL Carryforwards- Post TCJA (a)	$10,687	None
U.S State NOL Carryforwards (b)	1,802	Various
Cellulosic Biofuel Producer Credit (c)	13,701	2023

(a) The Tax Cuts and Jobs Act (TCJA) was signed into law on December 22, 2017. The TCJA lifted the 20-year federal NOL Carryforward period. Net operating losses generated after December 31, 2017 have an indefinite carryforward period.

(b) The U.S. state NOL is made up of several jurisdictions that expire in various future years. No state NOL is set to expire before December 31, 2033.

(c) The Inflation Reduction Act of 2022 was signed into law on August 16, 2022. The Inflation Reduction Act of 2022 temporarily extended existing fuels tax credits that previously expired or were set to expire at the end of 2023. The Cellulosic Biofuel Producer Credit was one of the credits extended under this act.

We record a valuation allowance to reduce the carrying amounts of deferred tax assets if it is more likely than not that such deferred tax assets will not be realized. Since 2015, we have had a 100% valuation allowance against the U.S. taxable REIT subsidiary's deferred tax assets, net of deferred tax liabilities. During 2022, the net deferred tax assets increased by $4.0 million. As a result, we recorded a change in the valuation allowance of $4.0 million related to the U.S. TRS's deferred tax assets, net of liabilities.

(Dollar amounts in thousands unless otherwise stated)

TAX STATUTES

The following table provides detail of the tax years that remain open to examination by the IRS and other significant taxing jurisdictions:

Taxing Jurisdiction	Open Tax Years
U.S. Internal Revenue Service	2019 - 2021
New Zealand Inland Revenue	2017 - 2021

TAX CHARACTERISTICS OF DIVIDEND DISTRIBUTIONS

The taxable nature of the dividend distributions paid for each of the three years ended December 31 follows:

	2022	2021	2020
Total dividends/distributions paid per common share/unit	$1.125	$1.08	$1.08
Tax characteristics:			
Capital gain	100%	100%	100%

21. RESTRICTED CASH

Restricted cash, Timber Funds includes the portion of proceeds from Fund II Timberland Dispositions required to be distributed to noncontrolling interests. As of December 31, 2022, all proceeds from Fund II Timberland Dispositions have been distributed to noncontrolling interests.

Restricted cash, excluding Timber Funds includes cash deposited with a like-kind exchange (“LKE”) intermediary. In order to qualify for LKE treatment, the proceeds from real estate sales must be deposited with a third-party intermediary. These proceeds are accounted for as restricted cash until a suitable replacement property is acquired. In the event LKE purchases are not completed, the proceeds are returned to the Company after 180 days and reclassified as available cash. Additionally, restricted cash, excluding Timber Funds, includes balances held in escrow as collateral for certain contractual obligations related to our Heartwood development project as well as cash held in escrow for real estate sales.

The following table provides a reconciliation of cash, cash equivalents and restricted cash in the Consolidated Balance Sheets that sum to the total of the same such amounts in the Consolidated Statements of Cash Flows for the years ended December 31:

	2022	2021
Restricted cash, excluding Timber Funds:		
Restricted cash deposited with LKE intermediary	$527	—
Restricted cash held in escrow	625	625
Total restricted cash shown in the Consolidated Balance Sheets, excluding Timber Funds	1,152	625
Restricted cash shown in the Consolidated Balance Sheets, Timber Funds	—	6,341
Cash and cash equivalents	114,255	362,173
Total cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	$115,407	$369,139

22. ASSETS HELD FOR SALE

Assets held for sale is composed of properties not included in inventory which are under contract and expected to be sold within the next 12 months that also meet the other relevant held-for-sale criteria in accordance with ASC 360-10-45-9. As of December 31, 2022 and December 31, 2021, the basis in properties meeting this classification was $0.7 million and $5.1 million, respectively. Since the basis in these properties was less than the fair value, including costs to sell, no impairment was recognized.

(Dollar amounts in thousands unless otherwise stated)

23. OTHER ASSETS

The following table provides the composition of Other assets for the two years ended December 31:

	2022	2021
Long-term derivative contracts (a)	$76,216	$11,796
Patronage equity (b)	7,872	7,322
Goodwill (b)	7,863	8,457
Pacific Northwest long-term prepaid roads (b)	5,857	4,131
New Zealand long-term secondary roads (b)	6,971	6,730
Capitalized software costs (b)	5,795	3,117
Carbon credits (c)	1,086	1,956
Rabbi trusts related to the Executive Severance Pay Plan (d)	1,869	1,844
Deferred financing costs related to revolving debt (b)	854	1,104
Long-term prepaid stumpage (b)	713	1,461
Long-term deposits	212	1,896
Other	173	1,152
Total	$115,481	$50,966

(a) See Note 1 — Summary of Significant Accounting Policies and Note 8 — Derivative Financial Instruments and Hedging Activities for further information on derivatives including their classification on the Consolidated Balance Sheets.

(b) See Note 1 — Summary of Significant Accounting Policies for additional information.

(c) See Note 1 — Summary of Significant Accounting Policies and Note 15 — Inventory for additional information on carbon credits.

(d) The Executive Severance Pay Plan provides benefits to eligible executives in the event of a change in control of the Company.

Changes in goodwill for the years ended December 31, 2022 and 2021 were:

	2022	2021
Balance, January 1 (net of $0 of accumulated impairment)	$8,457	$8,943
Changes to carrying amount		
Acquisitions	—	—
Impairment	—	—
Foreign currency adjustment	(594)	(486)
Balance, December 31 (net of $0 of accumulated impairment)	$7,863	$8,457

Changes in the basis of carbon credits for the years ended December 31, 2022 and 2021 were:

	2022	2021
Balance, January 1	$1,956	$1,346
Changes to carrying amount		
Acquisitions	—	698
Sales	(309)	—
Transfers to inventory	(474)	
Foreign currency adjustment	(87)	(88)
Balance, December 31 (net of $0 of accumulated impairment)	$1,086	$1,956

(Dollar amounts in thousands unless otherwise stated)

24. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in AOCI by component for the years ended December 31, 2022 and 2021. All amounts are presented net of tax and exclude portions attributable to noncontrolling interests.

	Foreign currency translation gains/ (losses)	Net investment hedges of New Zealand subsidiary	Cash flow hedges		Employee benefit plans		Total Rayonier, L.P.	Allocation of Operating Partnership	Total Rayonier Inc.
Balance as of December 31, 2020	$22,702	$1,321	($71,056)		($24,312)		($71,345)	($2,540)	($73,885)
Other comprehensive (loss) income before reclassifications	(18,487)	—	44,899	(a)	11,302		37,714	—	37,714
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	16,994		1,174	(b)	18,168	(1,601)	16,567
Net other comprehensive (loss) income	(18,487)	—	61,893		12,476		55,882	(1,601)	54,281
Balance as of December 31, 2021	$4,215	$1,321	($9,163)		($11,836)		($15,463)	($4,141)	($19,604)
Other comprehensive (loss) income before reclassifications	(22,282)	—	78,166	(a)	874		56,758	(1,323)	55,435
Amounts reclassified from accumulated other comprehensive (loss) income	—	—	(1,799)		753	(b)	(1,046)	1,028	(18)
Net other comprehensive (loss) income	(22,282)	—	76,367		1,627		55,712	(295)	55,417
Balance as of December 31, 2022	($18,067)	$1,321	$67,204		($10,209)		$40,249	($4,436)	$35,813

(a) The years ended December 31, 2022 and December 31, 2021 include $75.0 million and $52.5 million, respectively, of other comprehensive income related to interest rate products. See Note 8 — Derivative Financial Instruments and Hedging Activities for additional information.

(b) This component of other comprehensive income (loss) is included in the computation of net periodic pension and post-retirement costs. See Note 18 — Employee Benefit Plans for additional information.

The following table presents details of the amounts reclassified in their entirety from AOCI to net income for the years ended December 31, 2022 and 2021:

Details about accumulated other comprehensive loss components	Amount reclassified from accumulated other comprehensive loss 2022	2021	Affected line item in the income statement
Realized (gain) loss on foreign currency exchange contracts	($7,682)	$2,974	Other operating income (expense), net
Realized loss on foreign currency option contracts	—	1,177	Other operating income (expense), net
Noncontrolling interest	1,768	(955)	Comprehensive (income) loss attributable to noncontrolling interests
Realized loss on interest rate contracts	2,459	14,694	Interest expense
Income tax effect from net loss (gain) on foreign currency contracts	1,656	(896)	Income tax expense
Net (gain) loss on cash flow hedges reclassified from accumulated other comprehensive income	($1,799)	$16,994	

(Dollar amounts in thousands unless otherwise stated)

25. RELATED PARTY

In January 2020, we entered into an agreement to sell developed lots to Mattamy Jacksonville LLC, a wholly owned subsidiary of Mattamy Homes, for an aggregate base purchase price of $4.45 million (subject to multiple takedowns over a 2 year period), plus additional consideration as to each lot to the extent the ultimate sales price of each finished home exceeded agreed price thresholds (the “Mattamy Contract”). In May 2021, we entered into an amendment to the original agreement, which sold additional lots to Mattamy for an aggregate base purchase price of $1.0 million. The Mattamy contract also included marketing fee revenue based on a percentage of the sales price of each finished home.

In September 2020, Keith Bass, a member of our Board of Directors, was named the Chief Executive Officer of Mattamy Homes US. Following this development, the Mattamy Contract and the ongoing obligations therein, were reviewed by the Nominating and Corporate Governance Committee in accordance with established policies and procedures regarding the authorization and approval of transactions with related parties.

The following table demonstrates the impact, gross of tax, of our related party transactions on the Consolidated Statements of Income and Comprehensive Income for the three years ended December 31:

Related Party Transaction	Location on Statement of Income and Comprehensive Income	2022	2021	2020
Mattamy Contract	Sales (a)	$916	$2,656	$1,354

(a) The years ended December 31, 2021 and December 31, 2020 exclude approximately $0.3 million and $0.1 million, respectively, of cash received from Mattamy Jacksonville LLC under this agreement for the reimbursement of local impact fees.

As of December 31, 2022, all lots under contract have been sold and all consideration has been received from Mattamy.

Item 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A.   CONTROLS AND PROCEDURES

Rayonier Inc.

DISCLOSURE CONTROLS AND PROCEDURES

Rayonier management is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are designed with the objective of ensuring that information required to be disclosed by the Company in reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Because of the inherent limitations in all control systems, no control evaluation can provide absolute assurance that all control exceptions and instances of fraud have been prevented or detected on a timely basis. Even systems determined to be effective can provide only reasonable assurance that their objectives are achieved.

Based on an evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, our management, including the Chief Executive Officer and Chief Financial Officer, concluded the design and operation of the disclosure controls and procedures were effective as of December 31, 2022.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In the year ended December 31, 2022, based upon the evaluation required by paragraph (d) of Rule 13a-15, there were no changes in our internal control over financial reporting that would materially affect or are reasonably likely to materially affect our internal control over financial reporting.

Rayonier, L.P.

DISCLOSURE CONTROLS AND PROCEDURES

The Operating Partnership is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are designed with the objective of ensuring that information required to be disclosed by Rayonier, L.P. in reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including Rayonier's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Because of the inherent limitations in all control systems, no control evaluation can provide absolute assurance that all control exceptions and instances of fraud have been prevented or detected on a timely basis. Even systems determined to be effective can provide only reasonable assurance that their objectives are achieved.

Based on an evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, our management, including Rayonier's Chief Executive Officer and Chief Financial Officer, concluded the design and operation of the disclosure controls and procedures were effective as of December 31, 2022.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In the year ended December 31, 2022, based upon the evaluation required by paragraph (d) of Rule 13a-15, there were no changes in our internal control over financial reporting that would materially affect or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B.   OTHER INFORMATION

Not applicable.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Certain information required by Part III is incorporated by reference from the Company's Definitive Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2023 Annual Meeting of Shareholders (the "Proxy Statement"). We will make the Proxy Statement available on our website at *www.rayonier.com* as soon as it is filed with the SEC.

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

A list of our executive officers and their biographical information are found in Item 1 in this Annual Report on Form 10-K. Additional information required by this Item with respect to directors and other governance matters is incorporated herein by reference from the sections and subsections entitled "Proposal No. 1 - Election of Directors," "Corporate Governance," "Named Executive Officers" and "Report of the Audit Committee" in the Proxy Statement.

Our Standard of Ethics and Code of Corporate Conduct, which is applicable to our principal executive, financial and accounting officers, is available on our website, *www.rayonier.com*. Any amendments to or waivers of the Standard of Ethics and Code of Corporate Conduct will also be disclosed on our website.

Item 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated herein by reference from the section and subsections entitled "Compensation Discussion and Analysis," "Summary Compensation Table," "CEO Pay Ratio," "Grants of Plan-Based Awards," "Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested," "Pension Benefits," "Nonqualified Deferred Compensation," "Potential Payments Upon Termination or Change in Control," "Director Compensation," "Compensation Committee Interlocks and Insider Participation; Processes and Procedures" and "Report of the Compensation and Management Development Committee" in the Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by Item 12 is incorporated herein by reference from the section and subsections entitled "Ownership of and Trading in our Shares," "Share Ownership of Certain Beneficial Owners," "Share Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" in the Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by Item 13 is incorporated herein by reference from the section and subsections entitled "Proposal No. 1 - Election of Directors," "Director Independence" and "Related Person Transactions" in the Proxy Statement.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by Item 14 is incorporated herein by reference from the subsection entitled "Information Regarding Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   Documents filed as a part of this report:

(i)   See *Index to Financial Statements* on page 58 for a list of the financial statements filed as part of this report.

(ii)   Financial Statement Schedules:

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2022, 2021, and 2020
(In Thousands)

Description	Balance at Beginning of Year	Additions Charged to Cost and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts:				
Year ended December 31, 2022	$59	$15	—	$74
Year ended December 31, 2021	25	34	—	59
Year ended December 31, 2020	24	1	—	25
Deferred tax asset valuation allowance:				
Year ended December 31, 2022	$36,904	$3,940 (b)	—	$40,844
Year ended December 31, 2021	46,015	—	(9,111) (a)	36,904
Year ended December 31, 2020	39,320	6,695 (b)	—	46,015

(a)   The 2021 decrease in the valuation allowance is due to a reduction in TRS deferred tax assets.

(b)   The 2020 and 2022 increase in the valuation allowance is due to an increase in TRS deferred tax assets.

All other financial statement schedules have been omitted because they are not applicable, the required matter is not present or the required information has otherwise been supplied in the financial statements or the notes thereto.

(i)   See Exhibit Index for a list of the exhibits filed or incorporated herein as part of this report. Exhibits that are incorporated by reference to documents filed previously by the Company under the Securities Exchange Act of 1934, as amended, are filed with the SEC under File No. 1-6780.

Item 16.   FORM 10-K SUMMARY

None.

EXHIBIT INDEX

The following is a list of exhibits filed as part of the Form 10-K. As permitted by the rules of the SEC, the Company has not filed certain instruments defining the rights of holders of long-term debt of the Company or its consolidated subsidiaries under which the total amount of securities authorized does not exceed 10 percent of the total assets of the Company and its consolidated subsidiaries. The Company agrees to furnish to the SEC, upon request, a copy of any omitted instrument.

Exhibit No.	Description	Location
2.1	Contribution, Conveyance and Assumption Agreement dated December 18, 2003 by and among Rayonier Inc., Rayonier Timberlands Operating Company, L.P., Rayonier Timberlands, L.P., Rayonier Timberlands Management, LLC, Rayonier Forest Resources, LLC, Rayland, LLC, Rayonier TRS Holdings Inc., Rayonier Minerals, LLC, Rayonier Forest Properties, LLC, Rayonier Wood Products, LLC, Rayonier Wood Procurement, LLC, Rayonier International Wood Products, LLC, Rayonier Forest Operations, LLC, Rayonier Properties, LLC and Rayonier Performance Fibers, LLC	Incorporated by reference to Exhibit 10.1 to the Registrant's January 15, 2004 Form 8-K
2.2	Contribution, Conveyance and Assumption Agreement, dated July 29, 2010, between Rayonier Inc. and Rayonier Operating Company LLC	Incorporated by reference to Exhibit 10.7 to the Registrant's June 30, 2010 Form 10-Q
2.3	Separation and Distribution Agreement, dated May 28, 2014, by and between Rayonier Inc. and Rayonier Advanced Materials Inc.**	Incorporated by reference to Exhibit 2.1 to the Registrant's May 30, 2014 Form 8-K
2.4	Agreement and Plan of Merger, dated as of January 14, 2020, by and among Rayonier Inc., Rayonier Operating Company LLC, Pacific GP Merger Sub I, LLC, Pacific GP Merger Sub II, LLC, Pacific LP Merger Sub III, LLC, Pope Resources, a Delaware limited partnership, Pope MGP, Inc. and Pope EGP, Inc.	Incorporated by reference to Exhibit 2.1 to the Registrant's January 15, 2020 Form 8-K
2.5	Amendment No. 1, dated as of April 1, 2020, to the Agreement and Plan of Merger, by and among Rayonier Inc., Rayonier, L.P., Rayonier Operating Company LLC, Rayonier Operating Holdings, LLC, Pacific GP Merger Sub I, LLC, Pacific GP Merger Sub II, LLC, Pacific LP Merger Sub III, LLC, Pope Resources, a Delaware limited partnership, Pope MGP, Inc. and Pope EGP, Inc.	Incorporated by reference to Exhibit 2.1 to the Registrant's April 1, 2020 Form 8-K
2.6	Purchase and Sale Agreement, dated as of October 21, 2022, by and among Rayonier Operating LLC, John Hancock Life Insurance Company (U.S.A.), and First American Title Insurance Company**,***	Filed herewith
2.7	Purchase and Sale Agreement, dated as of November 2, 2022, by and among Rayonier Operating Company, LLC, and John Hancock Life Insurance Company (U.S.A)**,***	Filed herewith
2.8	First Amendment to Purchase and Sale Agreement, dated as of December 13, 2022, by and among Rayonier Operating Company, LLC, and John Hancock Life Insurance Company (U.S.A)***	Filed herewith
3.1	Amended and Restated Articles of Incorporation	Incorporated by reference to Exhibit 3.1 to the Registrant's May 23, 2012 Form 8-K
3.2	By-Laws	Incorporated by reference to Exhibit 3.2 to the Registrant's October 21, 2009 Form 8-K
3.3	Limited Liability Company Agreement of Rayonier Operating Company LLC	Incorporated by reference to Exhibit 3.3 to the Registrant's June 30, 2010 Form 10-Q

Exhibit No.	Description	Location
3.4	Amended and Restated Agreement of Limited Partnership of Rayonier, L.P., dated as of May 8, 2020	Incorporated by reference to Exhibit 3.1 to the Registrant's May 13, 2020 Form 8-K
3.5	Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Rayonier, L.P., dated as of May 21, 2021	Incorporated by reference to Exhibit 3.1 to the Registrant's June 30, 2021 Form 10-Q
4.1	Indenture among Rayonier, L.P., Rayonier Inc., the guarantors party thereto from time to time and The Bank of New York Mellon, N.A., as Trustee, dated as of September 9, 2020	Incorporated by reference to Exhibit 4.8 to the Registrant's September 10, 2020 Registration Statement on Form S-3
4.2	First Supplemental Indenture, dated May 17, 2021, among Rayonier, L.P., as issuer, the guarantors party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee	Incorporated by reference to Exhibit 4.2 to the Registrant's May 17, 2021 Form 8-K
4.3	Form of Note for 2.750% Senior Notes due 2031 (contained in Exhibit A to Exhibit 4.2)	Incorporated by reference to Exhibit 4.2 to the Registrant's May 17, 2021 Form 8-K
4.4	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Incorporated by reference to Exhibit 4.7 to the Registrant's December 31, 2020 Form 10-K
10.1	Rayonier Investment and Savings Plan for Salaried Employees effective March 1, 1994, amended and restated effective April 1, 2015 and further amended effective September 8, 2015*	Incorporated by reference to Exhibit 10.2 to the Registrant's December 31, 2015 Form 10-K
10.2	Amendment to Rayonier Investment and Savings Plan for Salaried Employees effective as of June 1, 2016, executed February 25, 2016*	Incorporated by reference to Exhibit 10.1 to the Registrant's March 31, 2016 Form 10-Q
10.3	Amendment to Rayonier Investment and Savings Plan for Salaried Employees effective as of June 1, 2016, executed June 13, 2016*	Incorporated by reference to Exhibit 10.3 to the Registrant's December 31, 2019 Form 10-K
10.4	Amendment to Rayonier Investment and Savings Plan for Salaried Employees effective as of January 1, 2017, executed January 17, 2017*	Incorporated by reference to Exhibit 10.1 to the Registrant's March 31, 2017 Form 10-Q
10.5	Amendment to Rayonier Investment and Savings Plan for Salaried Employees effective as of January 1, 2017, executed July 20, 2017*	Incorporate by reference to Exhibit 10.1 to the Registrant's June 30, 2017 Form 10-Q
10.6	Amendment to Rayonier Investment and Savings Plan for Salaried Employees effective as of April 1, 2017, executed December 7, 2016*	Incorporated by reference to Exhibit 10.6 to the Registrant's December 31, 2019 Form 10-K
10.7	Amendment to Rayonier Investment and Savings Plan for Salaried Employees effective as of October 1 2017, executed November 9, 2017*	Incorporated by reference to Exhibit 10.6 to the Registrant's December 31, 2017 Form 10-K
10.8	Amendment to Rayonier Investment and Savings Plan for Salaried Employees effective as of November 1, 2018, executed December 21, 2018*	Incorporated by reference to Exhibit 10.7 to the Registrant's December 31, 2018 Form 10-K
10.9	Amended and Restated Retirement Plan for Salaried Employees of Rayonier Inc. effective January 1, 2014*	Incorporated by reference to Exhibit 10.9 to the Registrant's December 31, 2015 Form 10-K
10.10	First Amendment to the Retirement Plan for Salaried Employees of Rayonier Inc. effective as of December 31, 2016*	Incorporated by reference to Exhibit 10.2 to the Registrant's September 30, 2016 Form 10-Q

Exhibit No.	Description	Location
10.11	Rayonier Inc. Excess Benefit Plan, as amended*	Incorporated by reference to Exhibit 10.2 to the Registrant's June 30, 2010 Form 10-Q
10.12	Form of Rayonier Outside Directors Compensation Program/ Cash Deferral Option Agreement*	Incorporated by reference to Exhibit 10.24 to the Registrant's December 31, 2006 Form 10-K
10.13	Trust Agreement for the Rayonier Inc. Legal Resources Trust*	Incorporated by reference to Exhibit 10.1 to the Registrant's September 30, 2014 Form 10-Q
10.14	Amended and Restated Master Shareholder Agreement in Relation to Matariki Forests Australia PTY Limited, Matariki Forestry Group and Matariki Forests, dated February, 2010, by and among SAS Trustee Corporation, Deutche Asset Management (Australia) Limited, Rayonier Canterbury LLC, Rayonier New Zealand Limited, Cameron and Company Limited, Matariki Forests Australia Pty Limited, Matariki Forestry Group and Matariki Forests	Incorporated by reference to Exhibit 10.14 to the Registrant's December 31, 2019 Form 10-K
10.15	Deed of Amendment and Restatement of Shareholder Agreement, dated March 31, 2016, by and among Rayonier Canterbury LLC, Waimarie Forests Pty Limited, Matariki Forestry Group, Matariki Forests and Phaunos Timber Fund Limited	Incorporated by reference to Exhibit 10.15 to the Registrant's December 31, 2019 Form 10-K
10.16	Intellectual Property Agreement, dated June 27, 2014, by and between Rayonier Inc. and Rayonier Advanced Materials Inc.	Incorporated by reference to Exhibit 10.4 to the Registrant's June 30, 2014 Form 8-K
10.17	Form of Indemnification Agreement between Rayonier Inc. and its Officers and Directors*	Incorporated by reference to Exhibit 10.8 to the Registrant's June 30, 2014 Form 10-Q
10.18	Form of Indemnification Agreement between Rayonier Inc. and its Officers	Incorporated by reference to Exhibit 10.18 to the Registrant's December 31, 2019 Form 10-K
10.19	Rayonier Incentive Stock Plan, as amended*	Incorporate by reference to Exhibit 10.1 to the Registrant's September 30, 2020 Form 10-Q
10.20	Form of Rayonier Incentive Stock Plan Non-Qualified Stock Option Award Agreement*	Incorporated by reference to Exhibit 10.19 to the Registrant's December 31, 2008 Form 10-K
10.21	Form of Rayonier Incentive Stock Plan Restricted Stock Award Agreement*	Incorporated by reference to Exhibit 10.5 to the Registrant's March 31, 2015 Form 10-Q
10.22	2019 Performance Share Award Program*	Incorporated by reference to Exhibit 10.18 to the Registrant's December 31, 2019 Form 10-K
10.23	2020 Performance Share Award Program*	Incorporated by reference to Exhibit 10.3 to the Registrant's March 31, 2020 Form 10-Q
10.24	2021 Performance Share Award Program*	Incorporated by reference to Exhibit 10.1 to the Registrant's March 31, 2021 Form 10-Q
10.25	2022 Performance Share Award Program*	Incorporated by reference to Exhibit 10.1 to the Registrant's September 30, 2022 Form 10-Q
10.26	Rayonier Inc. Supplemental Savings Plan effective March 1, 2016*	Incorporated by reference to Exhibit 10.2 to the Registrant's March 31, 2016 Form 10-Q

Exhibit No.	Description	Location
10.27	Credit Agreement dated as of August 5, 2015 among Rayonier Inc., Rayonier TRS Holdings Inc. and Rayonier Operating Company LLC, as Borrowers, CoBank, ACB as Administrative Agent, Swing Line Lender and Issuing Bank, JPMorgan Chase Bank, N.A. and Farm Credit of Florida, ACA as Co-Syndication Agents, Credit Suisse AG and SunTrust Bank as Co-Documentation Agents and CoBank, ACB as Sole Lead Arranger and Sole Bookrunner	Incorporated by reference to Exhibit 10.3 to the Registrant's March 31, 2016 Form 10-Q
10.28	Second Amendment to Credit Agreement, dated as of April 1, 2020, by and among Rayonier Inc., Rayonier TRS Holdings Inc. and Rayonier Operating Company LLC, as borrowers, the several banks, financial institutions and other institutional lenders party thereto and CoBank, ACB as administrative agent, swing line lender and issuing bank	Incorporated by reference to Exhibit 10.4 to the Registrant's March 31, 2020 Form 10-Q
10.29	Annex A to Second Amendment to Credit Agreement	Incorporated by reference to Exhibit 10.5 to the Registrant's March 31, 2020 Form 10-Q
10.30	First Amendment and Incremental Term Loan Agreement dated as of April 28, 2016, by and among Rayonier Inc., Rayonier TRS Holdings Inc., Rayonier Operating Company LLC, as Borrowers, CoBank, ACB, as Administrative Agent and the several banks, financial institutions and other institutional lenders party thereto	Incorporated by reference to Exhibit 10.1 to the Registrant's May 2, 2016 Form 8-K
10.31	Third Amendment and Incremental Term Loan Agreement, dated as of April 16, 2020, by and among Rayonier Inc., Rayonier TRS Holdings Inc., and Rayonier Operating Company LLC, as borrowers, the several banks, financial institutions and other institutional lenders party thereto and CoBank, ACB as administrative agent	Incorporated by reference to Exhibit 10.7 to the Registrant's March 31, 2020 Form 10-Q
10.32	Fourth Amendment and Incremental Term Loan Agreement, dated as of June 1, 2021, by and among Rayonier Inc., Rayonier TRS Holdings Inc., Rayonier Operating Company LLC, and Rayonier L.P., as borrowers, the several banks, financial institutions and other lenders party thereto and CoBank, ACB, as administrative agent	Incorporated by reference to Exhibit 10.1 to the Registrant's June 1, 2021 Form 8-K
10.33	2016 Guarantee Agreement dated as of April 28, 2016 among Rayonier Inc., Rayonier TRS Holdings Inc. and COBANK, ACB, as Administrative Agent	Incorporated by reference to Exhibit 10.2 to the Registrant's May 2, 2016 Form 8-K
10.34	Amended and Restated Executive Severance Pay Plan effective as of October 2020*	Incorporated by reference to Exhibit 10.2 to the Registrant's September 30, 2020 Form 10-Q
10.35	Trust Agreement for the Rayonier Inc. Executive Severance Pay Plan*	Incorporated by reference to Exhibit 10.26 to the Registrant's December 31, 2001 Form 10-K
10.36	Amendment to Trust Agreement for the Rayonier Inc. Executive Severance Plan*	Incorporated by reference to Exhibit 10.2 to the Registrant's September 30, 2014 Form 10-Q
10.37	LTI Supplemental Terms Vesting in Event of Retirement*	Incorporated by reference to Exhibit 10.30 to the Registrant's December 31, 2019 Form 10-K
10.38	Rayonier Incentive Stock Plan Restricted Stock Unit Award Agreement, dated 2019*	Incorporated by reference to Exhibit 10.31 to the Registrant's December 31, 2019 Form 10-K
10.39	Rayonier Non-Equity Incentive Plan, as amended, Effective as of January 1, 2020*	Incorporated by reference to Exhibit 10.32 to the Registrant's December 31, 2019 Form 10-K

Exhibit No.	Description	Location
10.40	Rayonier Incentive Stock Plan Performance Share Award Agreement*	Incorporated by reference to Exhibit 10.35 to the Registrant's December 31, 2020 Form 10-K
40.41	Accordion Increase Agreement, dated as of April 13, 2020, by and among Rayonier Inc., Rayonier TRS Holdings Inc., and Rayonier Operating Company LLC, as borrowers, the several banks, financial institutions and other institutional lenders party thereto and CoBank, ACB as administrative agent, swing line lender and issuing bank	Incorporated by reference to Exhibit 10.6 to the Registrant's March 31, 2020 Form 10-Q
10.42	Tax Protection Agreement, dated as of May 8, 2020, by and among Rayonier Inc., Rayonier, L.P. and Pope Resources, A Delaware Limited Partnership	Incorporated by reference to Exhibit 10.1 to the Registrant's May 13, 2020 Form 8-K
10.43	Amendment to Rayonier Investment and Savings Plan for Salaried Employees effective as of April 1, 2020, executed March 23, 2020*	Incorporated by reference to Exhibit 10.7 to the Registrant's June 30, 2020 10-Q
10.44	Amendment to Rayonier Investment and Savings Plan for Salaried Employees effective as of May 8, 2020, executed May 4, 2020*	Incorporated by reference to Exhibit 10.8 to the Registrant's June 30, 2020 10-Q
10.45	Amendment to Rayonier Investment and Savings Plan for Salaried Employees effective as of May 8, 2020, executed May 8, 2020*	Incorporated by reference to Exhibit 10.9 to the Registrant's June 30, 2020 10-Q
10.46	Pope Resources 2005 Unit Incentive Plan*	Incorporated by reference to Exhibit 4.3 to the Registrant's May 8, 2020 Registration Statement on Form S-8
10.47	Rayonier Investment and Savings Plan for Salaried Employees effective March 1, 1994, amended and restated effective March 1, 2022*	Incorporated by reference to Exhibit 10.1 to the Registrant's March 31, 2022 Form 10-Q
10.48	Fifth Amendment, Incremental Term Loan Agreement and Amendment to Guarantee Agreement, dated as of December 14, 2022, by and among Rayonier Inc., Rayonier TRS Holdings Inc., Rayonier Operating Company LLC, and Rayonier, L.P., as borrowers, the several banks, financial institutions and other institutional lenders party thereto and CoBank, ACB, as administrative agent	Incorporated by reference to Exhibit 10.1 to the Registrant's December 14, 2022 Form 8-K
21.1	List of subsidiaries of Rayonier Inc	Filed herewith
21.2	List of subsidiaries of Rayonier, L.P.	Filed herewith
22.1	List of Guarantor Subsidiaries	Incorporated by reference to Exhibit 22.1 to the Registrant's June 30, 2022 Form 10-Q
23.1	Rayonier Inc. - Consent of Ernst & Young LLP	Filed herewith
23.2	Rayonier, L.P. - Consent of Ernst & Young LLP	Filed herewith
24	Powers of attorney	Filed herewith
31.1	Rayonier Inc. - Chief Executive Officer's Certification Pursuant to Rule 13a-14(a)/15d-14(a) and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Rayonier Inc. - Chief Financial Officer's Certification Pursuant to Rule 13a-14(a)/15d-14-(a) and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit No.	Description	Location
31.3	Rayonier, L.P. - Chief Executive Officer's Pursuant to Rule 13a-14(a)/15d-14(a) and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.4	Rayonier, L.P - Chief Financial Officer's Certification Pursuant to Rule 13a-14(a)/15d-14(a) and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Rayonier Inc. - Certification of Periodic Financial Reports Under Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
32.2	Rayonier, L.P. - Certification of Periodic Financial Reports Under Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
101	The following financial information from Rayonier Inc. and Rayonier, L.P.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, formatted in Inline Extensible Business Reporting Language ("iXBRL"), includes: (i) the Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2022, 2021 and 2020 of Rayonier Inc.; (ii) the Consolidated Balance Sheets as of December 31, 2022 and 2021 of Rayonier Inc.; (iii) the Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2022, 2021 and 2020 of Rayonier Inc.; (iv) the Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020 of Rayonier Inc.; (v) the Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2022, 2021 and 2020 of Rayonier, L.P.; (vi) the Consolidated Balance Sheets as of December 31, 2022 and 2021 of Rayonier, L.P.; (vii) the Consolidated Statements of Changes in Capital for the Years Ended December 31, 2022, 2021 and 2020 of Rayonier, L.P.; (viii) the Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020 of Rayonier, L.P..; and (ix) the Notes to the Consolidated Financial Statements of Rayonier Inc. and Rayonier, L.P.	Filed herewith
104	The cover page from the Company's Annual Report on Form 10-K from the fiscal year ended December 31, 2022, formatted in Inline XBRL (included as Exhibit 101)	Filed herewith

---

* Management contract or compensatory plan.

** Certain schedules and similar attachments have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplemental copies of any such schedules or attachments to the U.S. Securities and Exchange Commission (the "SEC") upon its request.

*** Certain portions of this exhibit have been redacted pursuant to Item 601(b)(2)(ii) of Regulation S-K. The company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAYONIER INC.

By: /s/ MARK MCHUGH
      Mark McHugh
      President and Chief Financial Officer
      (Duly Authorized Officer, Principal Financial Officer)

RAYONIER, L.P.

By: /s/ MARK MCHUGH
      Mark McHugh
      President and Chief Financial Officer
      (Duly Authorized Officer, Principal Financial Officer)

February 24, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Rayonier Inc., for itself and in its capacity as General Partner of Rayonier, L.P., and in the capacities and on the dates indicated. Exhibit 24 is incorporated by reference herein.

Signature	Title	Date
/s/ DAVID L. NUNES David L. Nunes (Principal Executive Officer)	Chief Executive Officer	February 24, 2023
/s/ MARK MCHUGH Mark McHugh (Principal Financial Officer)	President and Chief Financial Officer	February 24, 2023
/s/ APRIL TICE April Tice (Principal Accounting Officer)	Vice President and Chief Accounting Officer	February 24, 2023
* Dod A. Fraser	Chairman of the Board	
* Keith E. Bass	Director	
* Ann C. Nelson	Director	
* Scott R. Jones	Director	
* V. Larkin Martin	Director	
* Meridee A. Moore	Director	
* Matthew J. Rivers	Director	
* Andrew G. Wiltshire	Director	
* Gregg A. Gonsalves	Director	

*By: /s/ MARK R. BRIDWELL   February 24, 2023
     Mark R. Bridwell
     Attorney-In-Fact

EXHIBIT 21.1

SUBSIDIARIES OF RAYONIER INC.
As of December 31, 2022

Name of Subsidiary	State/Country of Incorporation/ Organization
Matariki Forests	New Zealand
Matariki Forestry Group	New Zealand
Pope Resources, L.P.	Delaware
Rayonier Forest Resources, L.P.	Delaware
Rayonier, L.P.	Delaware
Rayonier Operating Company Holding LLC	Delaware
Rayonier Operating Company, LLC	Delaware
Rayonier TRS Forest Operations, LLC	Delaware
Rayonier TRS Holdings Inc.	Delaware
Raydient LLC	Delaware

In accordance with Item 601(b)(21) of Regulation S–K, we have omitted some subsidiaries that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2022 under Rule 1–02(w) of Regulation S–X.

EXHIBIT 21.2

SUBSIDIARIES OF RAYONIER, L.P.
As of December 31, 2022

Name of Subsidiary	State/Country of Incorporation/ Organization
Matariki Forests	New Zealand
Matariki Forestry Group	New Zealand
Pope Resources, L.P.	Delaware
Rayonier Forest Resources, L.P.	Delaware
Rayonier Operating Company, LLC	Delaware
Rayonier TRS Forest Operations, LLC	Delaware
Rayonier TRS Holdings Inc.	Delaware
Raydient LLC	Delaware

In accordance with Item 601(b)(21) of Regulation S–K, we have omitted some subsidiaries that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2022 under Rule 1–02(w) of Regulation S–X.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statement (Form S-3 No. 333–268176) of Rayonier, Inc.,
2) Registration Statement (Form S-4 No. 333–114858) of Rayonier Inc.,
3) Registration Statement (Form S-8 No. 333–129175) pertaining to the Rayonier 1994 Incentive Stock Plan,
4) Registration Statement (Form S-8 No. 333–129176) pertaining to the 2004 Rayonier Incentive Stock and Management Bonus Plan,
5) Registration Statement (Form S-8 No. 333–152505) pertaining to the Rayonier Investment and Savings Plan for Salaried Employees, and
6) Registration Statement (Form S-8 No. 333–238097) pertaining to the Pope Resources 2005 Unit Incentive Plan;

of our reports dated February 24, 2023, with respect to the consolidated financial statements and schedule of Rayonier Inc. and the effectiveness of internal control over financial reporting of Rayonier Inc. included in this Annual Report (Form 10-K) of Rayonier Inc. for the year ended December 31, 2022.

/s/ Ernst & Young LLP

Jacksonville, Florida
February 24, 2023

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

    1) Registration Statement (Form S-3 No. 333–268176) of Rayonier, Inc.,
    2) Registration Statement (Form S-4 No. 333–114858) of Rayonier Inc.,
    3) Registration Statement (Form S-8 No. 333–129175) pertaining to the Rayonier 1994 Incentive Stock Plan,
    4) Registration Statement (Form S-8 No. 333–129176) pertaining to the 2004 Rayonier Incentive Stock and Management Bonus Plan,
    5) Registration Statement (Form S-8 No. 333–152505) pertaining to the Rayonier Investment and Savings Plan for Salaried Employees, and
    6) Registration Statement (Form S-8 No. 333–238097) pertaining to the Pope Resources 2005 Unit Incentive Plan;

of our report dated February 24, 2023, with respect to the consolidated financial statements and schedule of Rayonier, L.P. included in this Annual Report (Form 10-K) of Rayonier, L.P. for the year ended December 31, 2022.

/s/ Ernst & Young LLP

Jacksonville, Florida
February 24, 2023

EXHIBIT 31.1


CERTIFICATION


I, David L. Nunes, certify that:

1.   I have reviewed this annual report on Form 10-K of Rayonier Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ DAVID L. NUNES
_____

David L. Nunes
Chief Executive Officer, Rayonier Inc.

EXHIBIT 31.2

CERTIFICATION

I, Mark McHugh, certify that:

1.   I have reviewed this annual report on Form 10-K of Rayonier Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ MARK MCHUGH

Mark McHugh
President and
Chief Financial Officer, Rayonier Inc.

EXHIBIT 31.3

CERTIFICATION

I, David L. Nunes, certify that:

1. I have reviewed this annual report on Form 10-K of Rayonier L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ DAVID L. NUNES
_____

David L. Nunes
Chief Executive Officer, Rayonier Inc.

EXHIBIT 31.4

CERTIFICATION

I, Mark McHugh, certify that:

1.   I have reviewed this annual report on Form 10-K of Rayonier L.P.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

     a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ MARK MCHUGH
Mark McHugh
President and
Chief Financial Officer, Rayonier Inc.

EXHIBIT 32.1

CERTIFICATION

The undersigned hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to our knowledge:

1. The Annual Report on Form 10-K of Rayonier Inc. (the "Company") for the period ended December 31, 2022 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 24, 2023

/s/ DAVID L. NUNES

David L. Nunes
Chief Executive Officer,
Rayonier Inc.

/s/ MARK MCHUGH

Mark McHugh
President and
Chief Financial Officer, Rayonier Inc.

A signed original of this written statement required by Section 906 has been provided to Rayonier and will be retained by Rayonier and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION

The undersigned hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to our knowledge:

1. The Annual Report on Form 10-K of Rayonier, L.P. (the "Rayonier Operating Partnership") for the period ended December 31, 2022 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 24, 2023

/s/ DAVID L. NUNES	/s/ MARK MCHUGH
David L. Nunes	Mark McHugh
Chief Executive Officer,	*President and*
Rayonier Inc.	*Chief Financial Officer, Rayonier Inc.*

A signed original of this written statement required by Section 906 has been provided to Rayonier and will be retained by Rayonier and furnished to the Securities and Exchange Commission or its staff upon request.

Board of Directors



Dod A. Fraser [A, C]
*Chairman of the Board
President,
Sackett Partners*



David L. Nunes
*Chief Executive Officer,
Rayonier Inc.*



Keith E. Bass [C]
*CEO, Mattamy Homes
US; Managing Partner,
Mill Creek Capital LLC*



Gregg A. Gonsalves [A, C]
*Advisory Partner,
Integrated Capital LLC*



Scott R. Jones [C, N]
*Retired, President,
Forest Capital Partners*



V. Larkin Martin [C, N]
*Managing Partner,
Martin Farm;
Vice President,
The Albemarle Corporation*



Meridee A. Moore [A, N]
*Senior Managing
Member and Chief
Investment Officer,
Watershed Asset
Management, LLC*



Ann C. Nelson [A, C]
*Retired, Lead Audit
Partner, KPMG LLP*



Matthew J. Rivers [A, N]
*Part-time Forestry Advisor,
Drax Group*



Andrew G. Wiltshire [A, N]
*Founding Partner,
Folium Capital LLC;
Principal in the management and
governance of a private orchard,
farming, and forestry company
located in New Zealand*

BOARD COMMITTEES: *[A] Audit [C] Compensation and Management Development [N] Nominating and Corporate Governance*

Executive Officers

David L. Nunes
Chief Executive Officer

Mark D. McHugh
*President and Chief
Financial Officer*

Douglas M. Long
*Executive Vice President
and Chief Resource Officer*

Christopher T. Corr
*Senior Vice President,
Real Estate Development*

Mark R. Bridwell
*Senior Vice President,
General Counsel and
Corporate Secretary*

W. Rhett Rogers
*Senior Vice President,
Portfolio Management*

Shelby L. Pyatt
*Senior Vice President,
Human Resources and
Information Technology*

April J. Tice
*Vice President,
Chief Accounting Officer*

Corporate Information

Corporate Headquarters
*Rayonier Inc.
1 Rayonier Way
Wildlight, FL 32097
904.357.9100
www.rayonier.com*

Investor and Media Relations
*Collin P. Mings
Vice President, Capital
Markets and Strategic Planning*

Form 10-K
*Additional copies of this report and Rayonier's
report on Form 10-K are available without
charge upon written request to:
Rayonier Inc.
Investor Relations
1 Rayonier Way
Wildlight, FL 32097*

**Independent Registered
Public Accounting Firm**
*Ernst & Young, LLP
12926 Gran Bay Parkway West
Suite 500
Jacksonville, FL 32258*

Stock Information
*Listed: New York Stock Exchange
Symbol: RYN
CUSIP: 754 907 103*

**Transfer Agent
and Registrar**
*Rayonier Inc.
c/o Computershare
P.O. Box 43006
Providence, RI 02940-3006
800.659.0158 (U.S.)
201.680.6587 (International)
www.computershare.com/investor*



Rayonier Inc.
1 Rayonier Way
Wildlight, Florida 32097



Certified Sourcing

www.sfiprogram.org
SFI-01925